As filed with the Securities and Exchange Commission on April 27, 2012

Registration No. 333-179016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Audience, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	91-2061537
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

440 Clyde Avenue

Mountain View, CA 94043

(650) 254-2800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

440 Clyde Avenue

Mountain View, CA 94043

(650) 254-2800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Danaher, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300		Patrick A. Pohlen, Esq. Andrew S. Williamson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	6,060,707	$16.00	$96,971,312	$11,113

(1)	Includes 790,527 shares that the underwriters have the option to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $8,595 in connection with the previous filings of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 27, 2012

Prospectus

5,270,180 shares

Common stock

This is the initial public offering of common stock of Audience, Inc. We are offering 5,000,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 270,180 shares of common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The estimated initial public offering price is between $14.00 and $16.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol ADNC, subject to official notice of issuance. We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Audience, Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 790,527 additional shares of common stock from us.

Investing in our common stock involves risks. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2012.

J.P. Morgan	Credit Suisse	Deutsche Bank Securities

Pacific Crest Securities

                    , 2012

"Where's the nearest ATM?"
I've found a number of ATMs in the Financial District.

Audience®

hear and be heard®

The Role of Advanced Voice & Audio

HD Video Call
Video Call
Wideband Voice
Narrowband Voice
Real-time Communication
Local
Cloud
Speech Recognition
Voice & Audio
Media Playback
Multi-media
Video Capture
Voice Notes

Current Target Markets

Future Target Markets

Smartphones & Feature Phones	Media Tablets*	Mobile PCs**	Connected TVs & Set Top Boxes**	Automotive Infotainment**

* Represented less than 1% of revenue in 2011.
** No revenue derived from these markets to date.

70+ Mobile Device Models Shipped with earSmart™ Technology

CALLER
Clear Voice
ENHANCE
SEPARATE
Level
Pitch
Onset Time
Noise
Space
Pitch
Onset Time
SEPARATE
Noise
ENHANCE
Clear Voice
RECIPIENT

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the underwriters nor the selling stockholders have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-i-

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should also carefully consider the matters discussed in “Risk factors” beginning on page 11. Unless the context otherwise requires, we use the terms “Audience,” “we,” “us” and “our” in this prospectus to refer to Audience, Inc. and its consolidated subsidiaries.

Business overview

We are the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices. We collaborate with leading auditory neuroscientists to understand the human auditory system and have developed purpose-built processors that combine science and technology to function like human hearing. Our low power, hardware-accelerated digital signal processors (DSPs) and associated algorithms substantially improve sound quality and suppress noise in mobile devices. As the primary driver of the mobile device market, the mobile phone continues to play an increasingly prominent role in peoples’ lives. Voice communication is a primary function of mobile phones, and we expect voice to increasingly complement touch as a core user interface, heightening the importance of voice and audio quality in mobile devices.

The human auditory system is remarkable for its ability to isolate individual sources within a complex sound mixture, which we refer to as auditory intelligence. We have incorporated this auditory intelligence into an intelligent platform by employing computational auditory scene analysis (CASA), a scientific discipline dedicated to mapping the sound separation functions in human hearing, into a computational framework. This approach enables our products to intelligently characterize, group and isolate sounds to improve sound quality while suppressing noise. We believe that our approach addresses the challenge of providing clear and consistent voice and audio quality more effectively than other available solutions. We also believe that our highly scalable platform will enable us to create and drive differentiated user experiences, such as robust speech recognition and high-quality audio for mobile video communication.

Our platform consists of our proprietary, purpose-built DSPs, analog and mixed signal circuits and algorithms for voice isolation and noise suppression. We also provide our proprietary AuViD graphical design tools to help original equipment manufacturers (OEMs) design in and tune our products in their efforts to bring mobile devices with the best voice and audio quality to market rapidly. Our technologies and tools are underpinned by our significant intellectual property, resulting in a strong foundation from which to extend the value of our platform through continued innovation and integration of adjacent voice and audio functionality.

We were founded in 2000 and initially targeted the rapidly growing mobile device market, including mobile phones, media tablets and mobile PCs. We began production shipments in 2008 and, as of March 31, 2012, had sold over 160 million processors to our OEM customers. In addition to the mobile device market, we believe that our voice and audio technology is applicable to a broad range of other market segments, including automobile infotainment systems, digital cameras, digital televisions, headsets and set top boxes, although we have not yet released products for those specific market segments. We outsource the manufacture of our voice and audio processors to independent foundries and use third parties for assembly, packaging, test and logistics. We had total revenue of $5.7 million,

$47.9 million, $97.7 million and $31.1 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. We had net income (loss) of $(16.8) million, $4.8 million, $8.3 million and $4.2 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively.

Historically, our revenue has been significantly concentrated in a small number of OEMs, contract manufacturers (CMs) and distributors and we expect that concentration to continue for the foreseeable future. In 2010 and 2011, CMs for Apple, Inc. (Apple), our largest OEM, represented 82% and 75% of our revenue, respectively, and Samsung Electronics Co., Ltd. (Samsung) represented 7% and 20% of our revenue, respectively. In the three months ended March 31, 2011 and 2012, our largest OEM and its CMs represented 95% and 62% and Samsung represented 5% and 36% of our revenue, respectively. We are undergoing a transition in our sales model with our largest OEM and have licensed semiconductor intellectual property (processor IP) to the OEM for its latest generation of mobile phones, and are continuing to sell processors to its CMs for older generations of mobile phones. We began receiving royalty revenue from this OEM in the three months ended March 31, 2012 and we expect that our total revenue from this OEM and its CMs will decline as we receive a lower royalty per mobile device than the selling price of a stand-alone processor.

Industry overview

Mobile devices are ubiquitous today and play an increasingly prominent role in peoples’ lives. However, due to network and device limitations, voice quality has not improved significantly since the introduction of mobile phones. For example, the sound frequency range used by mobile devices has historically been constrained by narrowband, circuit switched networks, resulting in lower voice quality than in a face-to-face conversation. Mobile devices have historically been unable to adequately separate the user’s voice from background noise. As a result, users have had to tolerate noisy, poor quality voice communication. After years of mobile network infrastructure investments in bandwidth and connectivity, mobile network operators (MNOs) are turning their attention to voice and audio quality as a way to improve user experience, satisfaction and loyalty.

The transition from narrowband to wideband communications has produced networks capable of carrying higher quality signals, and the sound quality delivered by these networks is poised for significant improvement. Advanced voice and audio solutions will also enable mobile devices to improve sound quality and enhance the user experience. As users increasingly become aware of these network and device improvements, they are demanding improved voice quality in the devices they depend upon, including smartphones, feature phones, media tablets and laptops. In addition, new applications and functionality, such as voice as a user interface, will require improved voice and audio quality. We expect that OEMs and MNOs will increasingly adopt advanced voice and audio solutions as they seek to differentiate future products and services.

IDC, an independent market research firm, estimates that the market for mobile devices, including smartphones, feature phones, media tablets and mobile PCs, will grow to 2.6 billion units by 2015. This market is undergoing rapid change, and IDC expects fast growing market segments such as smartphones and media tablets to have 2010 to 2015 unit compound annual growth rates (CAGRs) of 28% and 50%, respectively, driving growth and changing user expectations for mobile devices. Dedicated voice and audio processors are expected to expand rapidly as a new category not only in mobile devices, but also in additional market segments into which we have not yet released products such as automobile infotainment systems, desktop PCs, digital cameras, digital televisions, headsets and set top boxes. IDC estimates that voice and audio processor unit sales will grow from 63 million units in 2010 to over 1.6 billion units in 2015, representing a CAGR of 92%.

A variety of trends are driving demand for high-quality voice and audio solutions in mobile devices, including:

•	users expect more freedom in how and where they communicate;

•	users expect high-quality voice and audio in their mobile devices;

•	voice is becoming a preferred interface for mobile device applications;

•	users increasingly rely on their mobile devices for far-field interaction, where the mobile device is held remotely from the user, such as in speakerphone mode or video conferencing;

•	users’ perception of the HD video experience is impacted by poor quality audio;

•	OEMs continue to expand functionality in mobile devices; and

•	MNOs are deploying wideband communications networks.

There are significant challenges in delivering high-quality voice and audio solutions in mobile devices, including:

•	mobile devices are used in noisy environments;

•	separation of voice from noise while preserving speech quality is very difficult;

•	a complete voice and audio solution cannot be provided without consistent voice isolation;

•	the size, cost and power constraints of mobile devices impose significant limitations on acoustics and signal processing; and

•	traditional voice and audio signal processing techniques are not scalable or adaptable to dynamic sound environments.

Our solution

We provide intelligent voice and audio solutions that substantially improve sound quality and suppress noise in mobile devices. We believe that our auditory intelligence approach addresses the challenge of providing clear and consistent voice and audio quality more effectively than other available solutions. Our platform consists of our proprietary, purpose-built DSPs, analog and mixed signal circuits and algorithms for voice isolation and noise suppression.

Benefits to mobile device users

Differentiated voice and audio quality.    Our products substantially improve voice quality and reduce background noise on mobile devices wherever they are used.

Consistent voice and audio experience.    Our products enable a more consistent voice and audio experience, regardless of the use case or surrounding noise environment.

Robust speech recognition.    By combining our high-quality voice isolation capability with next generation, third-party speech recognition software, our intelligent voice and audio solutions improve the user experience with speech recognition applications.

Clarity of audio capture and playback.    We believe that demand for creating and viewing user-generated content will lead users to select devices that feature differentiated high definition (HD) audio and video capture.

Benefits to the mobile device ecosystem

Original equipment manufacturers.    OEMs can more effectively differentiate their mobile devices by providing a better user experience when our intelligent voice and audio solutions are incorporated into their products. Our solutions also help OEMs’ mobile devices to meet specifications set by MNOs regarding voice and audio quality.

Mobile network operators.    By improving the user experience, our processors can increase user demand for mobile communication services, enhance user satisfaction and promote user loyalty. Additionally, our processors’ noise suppression capabilities also have the potential to increase network capacity for MNOs by reducing the transmission of noise.

Mobile operating system providers.    Mobile operating system providers benefit from our processors’ ability to intelligently analyze and understand the sound environment in support of speech recognition, multimedia and other applications.

Our competitive strengths

We believe that we are the leader in developing, integrating and delivering voice and audio solutions as a result of the following core strengths:

Deep domain expertise in voice and audio communications.    Our team includes leading innovators in CASA, speech analysis and coding, spatial audio and acoustics, among other disciplines.

Differentiated, scalable technology platform.    Our proprietary platform offers high-quality voice and audio performance at low power by leveraging our purpose-built DSPs and algorithms. Our CASA-based architecture is scalable with compute power and across new applications and use cases.

Strong relationships with industry-leading MNOs and operating system developers.    Our collaboration with leading MNOs provides us visibility into critical design specifications and development timelines, which helps to keep us at the forefront of technological innovation in voice and audio solutions. We also influence the design specifications for OEMs’ devices set by certain of these MNOs to increase demand for our products. We are actively engaged in various ways with leading MNOs, including AT&T Inc. (AT&T), China Mobile Limited (China Mobile), Orange plc (Orange), Sprint Nextel Corporation (Sprint Nextel), Telecom Italia SpA (Telecom Italia), Deutsche Telekom (T-Mobile), Verizon Wireless (Verizon) and Vodafone Group plc (Vodafone).

Collaboration and repeat design wins with leading OEMs.    Through close, long-term relationships with OEMs, we gain both a unique understanding of their product roadmaps and an ability to influence design decisions. As of March 31, 2012, our processors had been incorporated in over 70 mobile device models that have reached commercial production, including those sold by leading OEMs, such as Apple through its CMs, HTC Corporation (HTC), LG Electronics Inc. (LG), Pantech Corporation, Ltd. (Pantech), Samsung, Sharp Corporation (Sharp) and Sony Corporation (Sony).

Significant OEM design support capabilities.    We work closely with OEMs throughout their design processes, using our proprietary AuViD graphical design tools to integrate our solutions into their mobile devices, which enables us to improve design efficiency, increase productivity and establish differentiated design relationships with OEMs.

Significant intellectual property portfolio in voice and audio technologies.    Our intellectual property consists of core technology related to mapping the human auditory system within a computational framework, as well as the technology, tools and methods related to the implementation of these technologies in mobile devices.

Our strategy

Our mission is to be the leading provider of intelligent voice and audio solutions for the mobile device and consumer electronics markets. Key elements of our strategy include:

•	improving the user experience through innovation in voice and audio solutions;

•	improving and extending our proprietary platform with enhanced performance and additional capabilities;

•	developing and expanding relationships with OEMs to increase awareness of our solutions;

•	extending collaboration with leading MNOs and operating system developers to improve voice and audio quality in current and future generations of mobile devices; and

•	leveraging our technology leadership to penetrate new market segments where voice and audio quality impacts the user experience.

Risk factors

We are subject to a number of risks which you should be aware of before you buy our common stock, including the following:

•

we are substantially dependent on a single OEM and its CMs for our revenue and our relationship with this OEM is undergoing a significant transition from the sale of voice and audio processors to the license of our processor IP, which may have a material and negative effect on our business, financial condition, operating results and cash flows;

•

we depend on a small number of OEMs for a substantial portion of our revenue and the loss of, or a significant reduction in orders from, one or more of our OEMs could adversely affect our revenue and significantly harm our business, financial condition, operating results and cash flows;

•

if we are unable to diversify our revenue by maintaining or extending our relationships with our current OEMs or establishing new OEM relationships, our growth may be limited, and our business, financial condition, operating results and cash flows could be adversely affected;

•	we have a history of losses, and we may not be able to sustain profitability in the future;

•

our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control, and you should not rely on our quarterly comparisons as an indicator of future performance;

•

the market for mobile device components is highly competitive and includes larger companies with significantly greater resources than we have. If we are unable to compete effectively, we may experience decreased sales or increased pricing pressure, which would adversely impact our business, financial condition, operating results and cash flows;

•

if the market for mobile devices with improved sound quality and the demand for our products do not continue to grow as we expect, our business, financial condition, operating results and cash flows could be materially and adversely affected; and

•	if the average selling prices of our products decrease, our revenue and gross margins could decline.

Corporate information

We were founded in July 2000 in California under the name Applied Neurosystems Corporation and we changed our name to Audience, Inc. in June 2002. In June 2011, we reincorporated as a Delaware corporation under the name Audience, Inc. Our principal executive offices are located at 440 Clyde Avenue, Mountain View, California 94043. Our telephone number is (650) 254-2800. Our website address is www.audience.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus.

“AUDIENCE,” “earSmart,” “hear and be heard,” “Fast Cochlea Transform,” “the world’s most intelligent voice processor,” “the future of voice is hear,” our logo and other trademarks or service marks of Audience appearing in this prospectus are the property of Audience, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, endorsement of, or sponsorship of us by, these other companies.

The offering

Common stock offered by Audience	5,000,000 shares

Common stock offered by the selling stockholders	270,180 shares

Over-allotment option	790,527 shares

Common stock to be outstanding after this offering	19,393,758 shares

Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes including research and development and the expansion of our product lines to penetrate new market segments where voice and audio quality impacts the user experience. We may also use part of the net proceeds to develop technology partnerships and to acquire other businesses, products or technologies. However, we do not have any agreements or commitments for any specific acquisition at this time. Our management will have broad discretion to use the net proceeds from this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

NASDAQ Global Select Market symbol	ADNC

The number of shares of our common stock to be outstanding following this offering is based on 14,345,060 shares of our common stock outstanding as of March 31, 2012, and excludes:

•

4,584,897 shares of common stock issuable upon exercise of options outstanding as of March 31, 2012 at a weighted average exercise price of $4.96 per share (other than 48,698 shares of our common stock that will be issued to certain selling stockholders upon the exercise of outstanding options and sold in this offering);

•	1,043,985 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan (2011 Plan) as of March 31, 2012;

•

451,764 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan (2011 ESPP, and with our 2001 Stock Plan and 2011 Plan, collectively, Stock Plans), which will become effective on the effective date of the registration statement of which this prospectus is a part; and

•	111,602 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2012, at a weighted average exercise price of $3.63 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of each outstanding share of our preferred stock into one share of common stock upon the closing of the offering;

•	the completion of a one-for-30 reverse split of our outstanding common and preferred stock;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary consolidated financial data

We derived our summary consolidated statements of operations data for 2009, 2010 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. We derived our summary consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and our summary consolidated balance sheet data as of March 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which included only nonrecurring adjustments, that we consider necessary for the fair statement of the financial information set forth in those statements. The summary of our financial data set forth below should be read together with our consolidated financial statements and the accompanying notes to our consolidated financial statements, as well as “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Hardware	$5,749	$47,920	$97,668	$28,540	$19,409
Licensing	—	—	—	—	11,699

Total revenue	5,749	47,920	97,668	28,540	31,108
Cost of revenue(1)	5,355	19,314	45,707	10,414	13,419

Gross profit	394	28,606	51,961	18,126	17,689

Operating expenses:
Research and development(1)	8,969	11,445	21,578	5,034	5,668
Selling, general and administrative(1)	8,058	12,217	21,237	3,969	7,524

Total operating expenses	17,027	23,662	42,815	9,003	13,192

Income (loss) from operations	(16,633)	4,944	9,146	9,123	4,497
Interest income (expense), net	11	(17)	(8)	(3)	3
Other income (expense), net	(136)	(139)	(843)	(337)	(331)

Net income (loss)	$(16,758)	$4,788	$8,295	$8,783	$4,169

Net income (loss) per share attributable to common stockholders(2):
Basic	$(32.46)	$—	$0.16	$0.52	$0.19
Diluted	$(32.46)	$—	$0.14	$0.46	$0.16
Weighted average shares used in computing net income (loss) per share attributable to common stockholders(2):
Basic	516,299	619,640	947,921	871,379	1,079,810
Diluted	516,299	619,640	3,384,375	2,466,105	3,831,811
Pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic			$0.64		$0.30
Diluted			$0.55		$0.25
Weighted average shares used in computing pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic			14,153,101		14,284,990
Diluted			16,658,283		17,119,233

	As of March 31, 2012
	Actual	Pro forma(3)	Pro forma as adjusted(4)(5)

	(in thousands, unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$18,706	$18,706	$84,656
Working capital	39,124	39,124	105,074
Total assets	55,326	55,326	121,276
Total debt and capital lease obligations	69	69	69
Convertible preferred stock warrant liability	1,304	—	—
Total liabilities	14,456	13,152	13,152
Convertible preferred stock	74,348	—	—
Common stock and additional paid-in capital	4,583	80,235	146,185
Total stockholders’ equity (deficit)	$(33,478)	$42,174	$108,124

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
	(in thousands)
Cost of revenue	$18	$62	$90	$24	$25
Research and development	132	227	416	81	142
Selling, general and administrative	133	258	884	90	370

Total stock-based compensation expense	$283	$547	$1,390	$195	$537

(2)	See Note 6 to our consolidated financial statements for an explanation of how we arrived at our basic and diluted net income (loss) per share attributable to common stockholders and pro forma net income per share.

(3)	The pro forma balance sheet data in the table above gives effect to the automatic conversion of all shares of our outstanding convertible preferred stock into shares of common stock upon the closing of this offering on a one for one basis. In addition, it assumes the reclassification of the convertible preferred stock warrant liability to additional paid-in capital.

(4)	The pro forma as adjusted balance sheet data in the table above gives effect to our receipt of the estimated net proceeds from this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in capital and total stockholders’ equity (deficit) by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all the other information contained in this prospectus, including our financial statements and the related notes, before deciding whether to invest.

Risks related to our business and industry

We are substantially dependent on a single OEM and its CMs, for our revenue and our relationship with this OEM is undergoing a significant transition from the sale of voice and audio processors to the license of our processor IP, which may have a material and negative effect on our business, financial condition, operating results and cash flows.

We sell our products to Foxconn International Holdings, Ltd. and its affiliates (collectively, Foxconn) and Protek (Shanghai) Limited and its affiliates (collectively, Protek), each a major CM that produces mobile phones containing our processors almost exclusively for Apple. We also license our processor IP to this OEM. In 2010, 2011 and the three months ended March 31, 2012, this OEM, Foxconn and Protek collectively accounted for 82%, 75% and 62% of our total revenue, respectively. We entered into an agreement with Apple in 2008, which governs our relationship and under which we sell custom processors to Foxconn and Protek and license our processor IP to this OEM for other mobile phones. For a detailed description of this agreement, see “Business—Customers” beginning on page 89. Historically, we have sold Foxconn and Protek our processors on a purchase order basis. We anticipate that Foxconn and Protek will continue to purchase our processors for multiple mobile phone models that they produce but we expect their purchases to continue to decline over time as we continue to transition to a partial licensing model with this OEM.

Commencing in the three months ended December 31, 2011, Apple has integrated our processor IP in certain of its mobile phones, and we recorded our first royalty revenue in the three months ended March 31, 2012. Pursuant to our agreement, this OEM will pay us a royalty, on a quarterly basis, for the use of our processor IP for all mobile phones in which it is used. We have granted a similar license to this OEM for a new generation of processor IP; however, this OEM is not obligated to incorporate our processor IP into any of its current or future mobile devices. For the new generation processor IP, the royalty this OEM is required to pay us is subject to a lifetime maximum, after which we would not receive royalties for shipments of devices into which our processor IP has been integrated. Under our agreement with this OEM, we have entered into statements of work to set forth terms and conditions specific to licensing processor IP. Pursuant to both the agreement and statements of work, this OEM may cancel a statement of work for a new custom processor upon 30 days prior written notice to us. This OEM has no obligation to, and we do not know the extent to which the OEM will continue to, license our processor IP for integration into mobile devices it produces.

The per unit royalty that we are entitled to receive for the use of our processor IP is lower than the price we receive for our stand-alone processors. We expect our total revenue from Foxconn and Protek to continue to decline over time as the mix of revenue shifts from processor sales to royalties. If sales to other OEMs do not increase sufficiently to offset the decline, our total revenue may also decline. Our future royalties may also be at risk with respect to future mobile device releases if the OEM to which we have licensed our processor IP exerts pricing pressure on us, expends resources to develop an internal solution or considers a solution that is incorporated in other audio components such as a baseband processor.

Our revenue from this OEM and its CMs may be difficult to predict as it is dependent upon sales of the OEM’s new mobile devices, over which we have no control. On a period to period basis, our revenue from this OEM and its CMs may also fluctuate as we are substantially dependent upon the timing of design cycles and product introductions. We anticipate that our revenue from this OEM and its CMs may temporarily decline as users defer purchases in anticipation of new product launches, increase in the quarter in which a new version of a mobile device is launched and subsequently decline over the course of the product’s lifecycle.

Our royalty revenue will lag the sales of mobile phones that integrate our processor IP by one quarter. We have limited rights to audit the shipment data we receive, which limits our ability to verify calculated royalty revenue or seek redress for reports we believe are not accurate, and we have no experience in testing and evaluating the accuracy of such data from this OEM.

We depend on a small number of OEMs for a substantial portion of our revenue and the loss of, or a significant reduction in orders from, one or more of our OEMs could adversely affect our revenue and significantly harm our business, financial condition, operating results and cash flows.

We sell our voice and audio processors to OEMs and license our processor IP to a single OEM. In 2010, 2011 and the three months ended March 31, 2012, our largest OEM and its CMs, Foxconn and Protek, collectively accounted for 82%, 75% and 62% of our total revenue, respectively, and Samsung accounted for 7%, 20% and 36% of our total revenue, respectively. Although we are reliant on a small number of OEMs for our revenue in any period, the identity of those OEMs may change depending on the timing of their mobile device releases, seasonal user purchasing patterns and launch dates set by MNOs. We expect our operating results for the foreseeable future to depend on sales to a small number of OEMs and on the ability of these OEMs to sell mobile devices that incorporate our processors. Our revenue may fluctuate from quarter to quarter as our sales are dependent upon the timing of OEMs’ design cycles and product introductions. Substantially all of our sales to date have been made on a purchase order basis, which permits our OEMs to cancel, change or delay product purchase commitments with little or no notice to us and may make our revenue volatile from period to period. Our OEMs are generally not obligated to purchase from us and may purchase voice and audio solutions from our competitors.

We typically work with OEMs to obtain design wins prior to the OEM entering into an agreement with an MNO to produce a given mobile device. However, even if the design win is awarded, the OEM or MNO may cancel a given mobile device launch. Although it would be time consuming for an OEM to design our products out of mobile devices currently in production, an OEM may seek to do so or to establish a second source. We do not have agreements with our OEMs requiring them to incorporate our processors in future mobile devices. Our OEMs are not obligated to complete the development or begin commercial shipment of any mobile phones or media tablets that incorporate our processors.

These OEMs or their CMs may purchase fewer of our processors than they did in the past, alter their purchasing patterns, modify the terms on which they purchase our products or decide not to purchase our products at all. Decreased purchases by our major OEMs, whether for current or future mobile device models in which our products were included or otherwise, changes in their purchasing patterns, modification of terms or a disruption or termination of our relationships with our major OEMs could adversely affect our revenue and significantly harm our business, financial condition, operating results and cash flows. This type of loss could also cause significant fluctuations in our results of operations because we have significant fixed expenses in the short term and our sales and development cycle to obtain new design wins and new OEMs is long.

If we are unable to diversify our revenue by maintaining or extending our relationships with our current OEMs or establishing new OEM relationships, our growth may be limited, and our business, financial condition, operating results and cash flows could be adversely affected.

We have historically derived a substantial majority of our revenue from sales to a small number of OEMs. We may be unable to secure future design wins from these OEMs as they develop and introduce new products and, even if we do, existing OEM product sales may decline and new mobile devices introduced by our current OEMs may not achieve market acceptance. We cannot assure you that we will be able to sustain our revenue from our existing OEMs. Our OEMs typically buy our processors on a purchase order basis and do not enter into long-term contracts or minimum purchase commitments that would obligate them to continue to buy additional processors from us in the future. Although we seek to grow our OEM base through new design wins, our sales and development cycle to obtain initial design wins from new OEMs is long and subject to uncertainties and we cannot assure you that we will be successful in doing so. Even if we are successful in obtaining design wins with new OEMs, our existing OEM customers may continue to account for a substantial portion of our sales in the future. If we are unable to generate repeat business from our existing OEMs, generate revenue from new OEMs or expand into broader markets, our operating results would be adversely affected.

We have a history of losses, and we may not be able to sustain profitability in the future.

Since our formation, we have recorded a net loss in every year prior to 2010. We had net losses of $14.5 million in 2008 and $16.8 million in 2009. As of March 31, 2012, our accumulated deficit was $38.0 million. We anticipate continuing to spend significantly to develop new processors and expand our business, including expenditures for additional personnel in sales and marketing and research and development. As a public company, we will also incur significant legal, accounting and other expenses as a result of regulatory requirements that did not apply to us as a private company. We may encounter unforeseen difficulties, complications and delays and other unknown factors that require additional expenditures. Due to these increased expenditures, we will have to generate and sustain higher revenue in order to maintain and sustain profitability. Our rate of revenue growth may not be sustainable and we may not generate revenue in excess of our anticipated additional expenditures to maintain profitability. Our expense levels are based in part on our expectations as to future sales and a significant percentage of our expenses are fixed in the short term. If sales are below expectations, our operating expenses would be disproportionately high relative to revenue, which would adversely impact our profitability. Although we achieved profitability during 2010, 2011 and the three months ended March 31, 2012, we may not be able to sustain profitability in the future. Failure to sustain profitability may require us to raise additional capital, which may not be available on terms acceptable to us, or at all.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control, and you should not rely on our quarterly comparisons as an indicator of future performance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. Our sales cycles are long and unpredictable and our sales efforts require substantial time and expense. Our revenue is difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly. We ship a significant portion of our processors in the same quarter in which they are ordered such that small delays in receipt of purchase orders and shipment of products could result in our failure to achieve our internal forecasts or stock market expectations. In any quarter, our revenue may be largely attributable to the timing of our OEMs’ orders. Our OEMs often increase purchases of our processors as part of product launches and the timing of those product launches may cause the timing of our orders with our OEMs to fluctuate. Our revenue depends on the ability of OEMs to sell mobile devices that incorporate our processors. In addition, we expect our gross margins to fluctuate over time depending on the mix of more recently introduced, higher margin products and older products that are subject to declining margins, as well as the mix between sales of processors and license of our processor IP. For these reasons, comparisons of our operating results on a period to period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or the securities analysts that follow us, the price of our common stock may decline.

Other factors that are difficult to predict and that may affect our operating results include:

•	the timing and magnitude of shipments of our processors and the sale of mobile devices that have integrated our processor IP in each quarter;

•	the extent to which and the timing of when our OEMs launch new mobile devices incorporating our voice and audio processors;

•	deferral of purchases of existing mobile devices in anticipation of new devices from our OEMs;

•	the introduction of new mobile device operating systems or upgrades and their impact on sales of existing mobile devices;

•	the timing of product introductions or upgrades or announcements by us or our competitors;

•	the gain or loss of one or more design wins with one or more significant OEMs;

•	fluctuations in demand and prices for our voice and audio processors;

•	increases in the cost to manufacture, assemble and test our processors;

•	OEMs overbuilding inventories of mobile devices and reducing purchases of our solutions as they use their excess inventory;

•	efforts to reduce the cost and/or the bill of materials of OEMs’ mobile devices and the impact on our pricing;

•	our ability to anticipate changing demands and develop new technologies, products and improvements that meet OEM and MNO requirements on a timely basis;

•	production delays as a result of manufacturing capacity or quality issues;

•	unanticipated sales return reserves or charges for excess or obsolete inventory;

•	changes in industry standards in the mobile device industry;

•	any change in the competitive landscape of our industry, including consolidation or the emergence of new competitors;

•	general economic conditions in the markets in which we operate; and

•	other factors outside of our control.

For these reasons, comparisons of our operating results on a period to period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

The market for mobile device components is highly competitive and includes larger companies with significantly greater resources than we have. If we are unable to compete effectively, we may experience decreased sales or increased pricing pressure, which would adversely impact our business, financial condition, operating results and cash flows.

The market for mobile device components is highly competitive and we expect competition to intensify in the future. There are a number of components in the voice and audio subsystem of a mobile device including baseband processors, audio codecs and voice and audio processors. Currently, we only provide voice and audio processors and do not compete in other aspects of the mobile device component market. In the future, we may elect to expand our offerings to include other subsystem components and we would need to compete against companies offering those subsystem components. Companies that currently compete for sales of other mobile device components may enter the voice and audio processor market with stand-alone components or components with other functionalities and compete with us.

We currently face competition from a number of established companies that produce components for the mobile device audio subsystem, including companies that produce dedicated voice and audio solutions, such as Maxim Integrated Products, Inc. (Maxim), ON Semiconductor Corporation (ON Semiconductor), Qualcomm Incorporated (Qualcomm), Texas Instruments Incorporated (Texas Instruments), Wolfson Microelectronics plc (Wolfson) and Yamaha Corporation (Yamaha). We also face competition from smaller, privately held companies and could face competition from new market entrants, whether from new ventures or from established companies moving into the areas of voice and audio subsystems that our products address. We also compete against solutions internally developed by OEMs, as well as combined third-party software and hardware systems.

Each of our well established current and potential competitors have longer operating histories, greater brand awareness, a more diversified OEM base, a longer history of selling voice and audio subsystem components to OEMs and significantly greater financial, technical, sales, marketing and other resources than we have. As a result of their established presence in the industry, some of our competitors have substantial control and influence over future trends in the industry, including acceptance of a particular industry standard or competing technology. Many of our competitors benefit from long-standing relationships selling voice and audio subsystem components to key decision makers at many of our current and prospective OEMs. Our competitors may be able to leverage these existing OEM relationships to persuade our current and potential OEMs to purchase our competitors’ products, regardless of the performance or features of our processors. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, which could allow them to introduce new technologies and products to the market faster than we can. In addition, the lack of widely accepted objective measures and testing standards for sound quality may make it difficult for OEMs and MNOs to assess the benefits of our solutions or differentiate our solutions from those of our competitors.

Because many of our competitors have greater resources than we have and are able to offer a more diversified and comprehensive bundle of products and services, these competitors may be able to adopt more aggressive pricing policies than we can, through which they could deliver competitive products or technologies at a lower price than our processors. Due to the larger production and sales volumes enjoyed by our larger competitors across multiple product families, our competitors may be able to negotiate price reductions, production dates and other concessions from their suppliers that we cannot. If our competitors are able to undercut our prices, we may be unable to remain competitive in the industry and lose sales or be forced to reduce our selling prices. This could result in reduced gross margins, increased sales and marketing expenses or our failure to increase or maintain market segment share, any of which could seriously harm our business, financial condition, operating results and cash flows.

Our ability to compete effectively depends on a number of factors, including:

•	our processors’ scalability, performance, quality, ease of use and cost effectiveness relative to those of our competitors’ products;

•	our success in developing and creating demand for new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract, retain and support other OEMs and to establish and maintain relationships with MNOs;

•	our ability to recruit and retain engineering, sales and marketing personnel;

•	our products’ interoperability with various data access protocols and other voice and audio subsystem components of mobile devices;

•	our ability to continue to establish greater name recognition and build upon our reputation in the industry;

•

our ability to respond effectively to aggressive business tactics by our competitors, including selling at lower prices or asserting intellectual property rights, irrespective of the validity of the claims; and

•	our ability to protect our intellectual property.

If the market for mobile devices with improved sound quality and the demand for our products do not continue to grow as we expect, our business, financial condition, operating results and cash flows could be materially and adversely affected.

Our processors are designed to address the sound quality challenges faced by users with their mobile devices. OEMs and MNOs may decide that the costs of improving sound quality outweigh the benefits, which could limit demand for our solutions. Users may also be satisfied with existing sound quality or blame poor quality on their MNOs’ networks. The market for our products is evolving rapidly and is technologically challenging, and our future financial performance will depend in large part on growth of this market and our ability to adapt to user, OEM and MNO demands. Our current products are solely focused on improving the sound quality of mobile devices. Consequently, we are vulnerable to fluctuations in or the absence of demand for products that improve sound quality. A number of factors could adversely affect the growth in the market or the demand for our products, including the following:

•	introduction of new mobile devices with different components or software that provide the same function as our products;

•	internally developed solutions that reduce the demand for our products;

•	improved wireless network technology that performs similar functions to those currently performed by our solutions;

•	lack of user acceptance of sound quality improvements that we may develop or our inability to timely develop product enhancements that satisfy user requirements;

•	OEM budgetary constraints or reduced bill of materials spending on sound quality solutions; and

•	OEM design constraints for sound quality solutions and tradeoffs they face in the design process.

If the average selling prices of our products decrease, our revenue and gross margins could decline.

Consistent with trends in the semiconductor industry, we have reduced the price of our products in the past and may do so in the future. Because of the resources available to and the broader product portfolios of many of our large, established competitors, erosion in average selling prices throughout our industry could have a larger impact on our business than on these large competitors. We may also elect to sell lower priced products to address the requirements of mobile devices with lower price points, which could cause our average selling prices, revenue and gross margins to decline. Our average selling prices and gross margins may vary substantially from period to period as a result of the mix of products we sell during any given period and the relative proportion of royalty revenue. As a result, our revenue and gross margin results in any period may fall short of investors’ and securities analysts’ expectations and our stock price may decline.

If the average selling prices for our existing products decline without offsetting cost reductions and we are unable to introduce and develop significant demand for higher margin processors, we may be unable to maintain our gross margins.

If we are unsuccessful in developing, selling or licensing new products that achieve market acceptance, our ability to attract and retain OEMs could be impaired, our competitive position could be harmed and our revenue could be reduced.

We compete in a market characterized by rapid technological change, frequent new product introductions, changing OEM needs, evolving MNO requirements and increasing user demands. We expect technical requirements of voice and audio solutions in mobile devices to evolve rapidly. Improvements in existing technologies and applications may reduce or eliminate the need for our products. The role played by our products may also be filled by products combining voice and audio processing and other aspects of the voice and audio subsystem. Improvements in other emerging technologies, such as reduction of background noise through MNO network components, could have a similar effect. Our future growth depends on our ability to anticipate future market needs and to successfully design, develop, market and sell new products that provide increasingly higher levels of user experience, performance, functionality and reliability, that meet the cost expectations of our OEMs. We may also need to expand our product portfolio to perform some of the other functions of the voice and audio subsystems in mobile devices to achieve widespread market acceptance. Developing our products is expensive and the development investment may involve a long payback cycle. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain and extend our competitive position.

Our new products must address technological changes and evolving industry standards and may not achieve market acceptance. In the event that new products require features that we have not developed or licensed, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology.

We cannot assure you if or when the products and solutions on which we have focused our research and development expenditures will become commercially successful or generate a sufficient return. Despite our efforts to develop new and successful voice and audio processor solutions, our competitors, many of whom have greater financial and engineering resources than we do, may be able to introduce new processors or develop new technologies more quickly than we can. If our investments in research and development do not provide the desired returns in a timely manner or if the new solutions we develop do not achieve market acceptance, our ability to attract and retain OEMs could be impaired, our competitive position could be harmed and our revenue could be reduced. In addition, we may not have sufficient resources to maintain the level of investment in research and development required to remain competitive or succeed in our strategy.

Our sales cycles can be long and unpredictable. Our sales efforts often require substantial time and expenses and are often more than a year in advance of the first commercial sale of the mobile devices including our products.

Our sales efforts involve educating our current and prospective OEMs and MNOs about the use and benefits of our processors as compared to sound quality solutions they currently use or other solutions that are available. OEMs often undertake a significant design, evaluation and test process that can result in a lengthy sales cycle that ranges from nine to 12 months, but has, in some cases, exceeded 12 months from initial contact to the award of a design win. We spend substantial time and resources on our sales efforts without any assurance that they will result in a design win or that the mobile device will be produced at scale. The award of design wins by our current and prospective OEMs are frequently subject to bill of material constraints, multiple approvals and a variety of administrative, processing and other delays. Purchases of our processors may also occur in connection with a new product launch, which may be delayed or postponed indefinitely. Once we secure a design win, it may be 12 to 24 months before the OEM begins commercial production of a corresponding mobile device and we begin to generate revenue. The effect of these factors tends to be magnified in the case of substantial mobile device redesigns that are unrelated to our products.

The selection processes for mobile device designs are lengthy and can require us both to incur significant design and development expenditures and dedicate significant engineering resources in pursuit of a single OEM opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of our OEMs’ products likely will have short life cycles. Failure to obtain a design win could prevent us from supplying an entire generation of a product. This could cause us to lose revenue and require us to write off obsolete inventory and could weaken our position in future competitive selection processes.

Our lengthy and uncertain sales cycles make it difficult for us to predict when OEMs may purchase and accept products from us or sell mobile phones that have integrated our licensed processor IP, may prevent us from recognizing revenue in a particular quarter and ultimately may not produce any sales. As a result, our operating results may vary significantly from quarter to quarter.

If we are unable to adequately control our cost of revenue, our gross margins could decrease, we may not sustain or maintain profitability and our business, financial condition, operating results and cash flows could suffer.

The largest component of our cost of revenue is production costs of our processors. We have made, and expect to continue to make, significant efforts to reduce the cost of our processors, including but not limited to wafer costs. Our processors are fabricated by Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), for which we are not a large customer. We rely on third parties, such as Signetics Corporation (Signetics), for assembly, packaging and test. The low volume of our orders relative to other customers at these suppliers makes it difficult for us to control the cost of the fabrication of our processors. As compared to our larger competitors, we typically do not purchase a sufficiently high volume of wafers and services to obtain the discounts that our larger competitors may be able to obtain from their foundries and other suppliers. We do not have long-term supply contracts with our suppliers, which further limits our ability to control costs. If we are unable to reduce, or maintain controls over, our cost of manufacturing relative to our selling prices, our business, financial condition, operating results and cash flows could be materially and adversely impacted.

We may experience difficulties demonstrating the value to OEMs and MNOs of newer, higher priced and higher margin products if they believe our existing products are adequate to meet user expectations regarding sound quality, which would cause our revenue to decline and negatively affect our business, financial condition, operating results and cash flows.

As we develop and introduce new solutions, we face the risk that OEMs may not understand or be willing to bear the cost of incorporating these newer solutions into their mobile devices. MNOs may also be unwilling to require OEMs to include newer sound quality solutions if they believe users are satisfied with current solutions. Transitioning OEMs and MNOs to newer generations of solutions involves a substantial amount of time educating them on the benefits provided by the newer solutions, particularly since there are currently no common objective measures or testing standards for sound quality. Regardless of the improved features or superior performance of the newer solutions, OEMs may be unwilling to adopt our new solutions as a result of design or bill of material constraints associated with their new mobile device introductions. We must also successfully manage product transition in order to minimize disruption in our OEMs’ ordering and purchasing patterns, provide timely availability of sufficient supplies of new products to meet OEM demand and avoid reductions in the demand for our existing processors. If we fail to manage the transition successfully, we may have to write down or write off excess inventory of the older generation of processors. Due to the extensive time and resources that we invest in developing new solutions, if we are unable to sell OEMs new generations of our solutions, our revenue could decline and our business, financial condition, operating results and cash flows could be negatively impacted.

We are dependent on sales of mobile devices that incorporate our voice and audio processors and our processor IP, and a decline in the demand for these mobile devices could harm our business.

Since inception, our revenue has been generated from the sale of processors for mobile devices. Continued market adoption of mobile device sound quality solutions is critical to our future success. Our success is also dependent on our OEMs’ ability to successfully commercialize their mobile devices in which our solutions are incorporated. The markets for our OEMs’ mobile devices are intensely competitive and are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased device convergence and capabilities. Mobile devices incorporating our solutions may not achieve market success or may become obsolete. We cannot assure you that our OEMs will dedicate the resources necessary to promote and commercialize mobile devices incorporating our solutions, successfully execute their business strategies for these mobile devices, be able to manufacture quantities sufficient to meet demand or cost effectively manufacture mobile devices at high volume. Any of these factors, as well as more general mobile device industry issues, could result in a decline in sales of mobile devices that incorporate our products. If demand for our products or our OEMs’ mobile devices were to decline, fail to continue to grow at all or in a manner consistent with expectations, our revenue would decline and our business would be harmed.

If our voice and audio processors fail to integrate or interoperate with our OEMs’ product designs, including various system control and audio interface protocols, we may be unable to maintain or increase market segment share and we may experience reduced demand for our processors.

Our products must integrate and interoperate with our OEMs’ existing and future mobile devices, including components such as baseband processors, audio codecs, microphones and software applications, each of which may have different specifications. When new or updated versions of these components, interface protocols or software applications are introduced, or if we find defects in other vendors’ or our OEMs’ software or hardware or an incompatibility or deficiency in our products, we may need to develop updated versions of our products so that they interoperate properly. We may not complete these development efforts quickly, cost effectively or at all. These development efforts may require substantial capital investment and the devotion of substantial resources. If we fail to achieve and maintain compatibility with components, interface protocols or software applications, our products may not be able to fulfill our OEMs’ requirements, or we may experience longer design win and development cycles or our solutions may be designed out of mobile devices. As a result, demand for our products may decline and we may fail to increase or maintain market segment share.

We are subject to business uncertainties that make it difficult to forecast demand and production levels accurately and to have our products manufactured on a timely basis, which could interfere with our ability to deliver our processors and generate sales.

Sales of our processors are generally based on purchase orders with our OEMs rather than long-term purchase commitments. As a result, it is difficult to accurately forecast OEM demand for future periods. Our primary foundry, TSMC, produces integrated circuits for other fabless semiconductor companies in volumes that are far greater than ours. We do not have supply or timing commitments from TSMC and our production orders are typically filled on a delayed basis as production capacity becomes available between larger orders. In order to secure foundry space for the production of our processors on a timely basis and to ensure that we have sufficient inventory to meet our OEMs’ demands, we place orders with TSMC well in advance of receipt of OEM orders. If we inaccurately forecast demand for our processors, we may have excess or inadequate inventory or incur cancellation charges or penalties. Excess inventory levels could result in unexpected charges to operations that could adversely impact our business, financial condition, operating results and cash flows. Conversely, inadequate inventory levels could cause us to forego revenue opportunities, potentially lose market segment share and harm our OEM relationships. As we continue to introduce new products, we may need to achieve volume production rapidly. We may need to increase our wafer purchases, foundry capacity and assembly, packaging and test operations if we experience increased demand. The inability of TSMC to provide us with adequate supplies of our processors on a timely basis, or an inability to obtain adequate quantities of wafers or packages, could cause a delay in our order fulfillment and could interfere with our ability to generate revenue.

We rely on a limited number of manufacturing, assembly, packaging and test, as well as logistics, contractors, in some cases single sources, and any disruption or termination of these arrangements could delay shipments of our voice and audio processors and reduce our revenue.

We rely on a limited number of contractors for several key functions in producing our processors, including the processors themselves, which are primarily manufactured by TSMC. We also rely on third parties, such as Signetics, for assembly, packaging and test, and other contractors for logistics. This reliance on a limited number of contractors involves several risks, including:

•	capacity constraints;

•	price increases;

•	delivery delays; and

•	yield and other quality issues.

If any of these contractors were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to allow us to timely manufacture, assemble, package, test and deliver our processors, we could lose time-sensitive OEM orders or be forced to pay damages for the cost of replacement components, be unable to develop or sell certain processors cost effectively or on a timely basis, if at all, and experience significantly reduced revenue. In the event that it became necessary to find other contractors, transition to a new vendor could take significant time due to the technology development process and other qualification criteria for a different contractor. For example, developing a second source foundry for one of our products could require us to redesign the product to meet the specialized requirements of that foundry. Inadequate supplies of critical components, such as wafers or packages, may also impair our ability to fulfill orders in a given quarter and/or result in a decrease in our gross margins.

We currently rely primarily on TSMC to manufacture our processors. Our reliance on TSMC reduces our control over the fabrication process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationship with TSMC effectively, or if TSMC experiences delays, disruptions, capacity constraints or yield problems in its operations, our ability to ship products to our OEMs could be impaired and our competitive position and reputation could be harmed. We do not have a supply agreement with TSMC and TSMC is under no obligation to continue to supply us at all or at the capacity we need. We are a relatively small customer of TSMC and, in times of capacity constraint, we may not receive the capacity allocation we need. If TSMC is unwilling or unable to meet our production requirements, we would be required to engage a new foundry. Qualifying a new foundry and commencing volume production would be expensive and time consuming. While we have engaged GLOBALFOUNDRIES Inc. (Globalfoundries) to produce prototypes for some of our products, the transfer of additional products to Globalfoundries may require significant redesign of such processors. Any redesign may take nine months or more to complete and may involve further delays if such redesigned products do not meet our or our OEMs’ performance specifications. If we are required to change foundries or move between production lines of a particular foundry or other supplier for any reason, this could disrupt the supply of our processors and increase our costs.

Disruption or termination of supplies from TSMC or Globalfoundries and problems with yield of good die from the wafers we purchase from them could delay shipments of our products and materially and adversely affect our operating results. Production delays and quality defects are often outside of our control and are difficult to predict. Any delay of shipments or the existence of defects in our products could damage our relationships with current and prospective OEMs, increase our costs due to the time and money spent remedying the defects and reduce our revenue.

If flaws in the design, production or test of our processors were to occur, we could experience a failure rate in our products that could result in substantial yield reductions, increased manufacturing costs and harm to our reputation. Even minor deviations in the manufacturing process can cause substantial manufacturing yield losses or cause halts in production. We have in the past, and may in the future, experience quality problems with the die provided by our foundries. Our foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner, which may affect the quality or reliability of our products. Although we have procedures in place to monitor the quality of our foundries’ processes, we cannot assure you that our efforts will be sufficient to avoid a rate of failure in our processors that results in substantial delays in shipment or significant repair or replacement costs, any of which could result in lost sales, harm to our reputation and an increase in our operating costs.

Any errors or defects discovered in our products after commercial release could result in a loss of OEM business, a termination of design wins or increased warranty costs, any of which may adversely affect our business, financial condition, operating results and cash flows. We may also face claims for product liability and breach of warranty, including claims relating to the manner in which our products interact with other components of mobile devices produced by our OEMs. We may also be required to indemnify our OEMs for losses allegedly caused by our voice and audio solutions that are incorporated into their mobile devices. Any warranty or other rights we may have against our suppliers for yield or other quality issues caused by them may be more limited than those our OEMs have against us, based on our relative size, bargaining power or otherwise. We cannot assure you that our warranty reserves will be sufficient or either increase or decrease in future periods. Defending a lawsuit, regardless of its merit, could be costly and might divert management’s attention and adversely affect the market’s perception of us and our solutions. In addition, if the amount and scope of our business liability insurance coverage proves inadequate for a claim, or future coverage is unavailable on acceptable terms or at all, our business, financial condition, operating results and cash flows could be harmed.

Our voice and audio processors may fail to meet OEM or MNO specifications or may contain undetected software or hardware defects, either of which could cause degradation in sound quality that might result in liability to us or our OEMs or MNOs, harm to our reputation, a loss of OEMs and a reduction in our revenue.

Our processors are highly technical and complex. In many cases, our processors are assembled in customized packages or feature high levels of integration. Our products may fail to meet exacting OEM specifications for sound quality, performance and reliability or may contain undetected errors, defects or security vulnerabilities that could result in degradation in voice and audio data quality. Some errors in our processors may only be discovered after they have been incorporated into our OEMs’ mobile devices. Resolving these errors and defects may require a significant amount of time and resources. If our voice and audio processors fail to meet OEM or MNO specifications or contain undetected software or hardware defects, we and our OEMs or MNOs may incur liability, our reputation and relationships with our OEMs and MNOs may be harmed and our revenue and results of operations may be adversely affected.

If we are unable to maintain or expand our relationships with MNOs or establish new MNO relationships, we may not be able to affect MNO demand for mobile devices that meet high sound quality specifications, which may limit our growth and adversely affect our business, financial condition, operating results and cash flows.

We have invested and continue to invest significant resources in working with MNOs to educate them about the impact of sound quality on the user experience in order to increase awareness of and demand for our processors. We also intend to collaborate with MNOs in new geographic markets in order to extend our geographic reach. MNOs may not value the improvements in sound quality that our products can provide. The specifications that MNOs impose on their OEMs may not be sufficiently high to differentiate our processors compared to the solutions of our competitors. MNOs may grant waivers to their sound quality specifications if individual mobile devices do not meet the specifications but provide other benefits to users. We do not have and do not expect to have any influence on whether a MNO waives compliance with its specifications. In addition, mobile device specifications and the level of control of MNOs over the mobile devices operating on their networks vary by OEM and geography. We do not have any long-term contracts with the MNOs we work with and these MNOs have no obligation to require the use of our products by their OEMs or to impose or enforce a certain level of sound quality specifications. If we are unable to maintain or expand our relationships with MNOs, we may not realize the potential benefits that we believe these relationships can provide. We cannot assure you that MNOs will continue to work with us to assess and evaluate their voice and audio requirements. If we are unable to maintain or expand our existing relationships with MNOs or enter into new MNO relationships, demand for our products may decline and our business, financial condition, operating results and cash flows may be adversely affected.

Our ability to benefit from net operating loss carryforwards (NOLs) may be impaired as a result of future ownership changes or changes in tax laws.

To date, we have not paid material income taxes due to our historical losses. We have significant NOLs in the United States. These NOLs will expire at various times in the future or may be rescinded with changes in tax laws or regulations. Any changes that may affect our NOLs would affect our ability to estimate our provision for income tax in the future.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code), a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its NOLs generated prior to such ownership change to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally, 5% stockholders, applying certain aggregation and look-through rules) increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally, three years). We have in the past experienced ownership changes that have resulted in limitations on the use of a portion of our NOLs under Section 382 of the Internal Revenue Code. If we undergo further ownership changes in connection with or after this public offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership such as certain stock issuances and transfers between stockholders, some of which changes are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Similar rules may apply in other jurisdictions. For these reasons, it is possible that we may not be able to utilize a significant portion of our NOLs.

Our future effective income tax rates could be affected by changes in the relative mix of our operations and income among different geographic regions and by proposed and enacted U.S. federal income tax legislation, which could affect our future operating results, financial condition and cash flows.

We seek to structure our worldwide operations to take advantage of certain international tax planning opportunities and incentives. Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of our U.S. and international income changes for any reason, or if U.S. or international tax laws were to change in the future. In particular, recent changes to U.S. tax laws as well as proposed tax legislation that could become law in the future could substantially impact the tax treatment of our foreign earnings. These proposed and enacted changes, including limitations on our ability to claim and utilize foreign tax credits and deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States, could negatively impact our overall effective tax rate and adversely affect our operating results. We cannot assure you that our effective tax rate will not increase in the future.

We may not be able to sustain or manage any future growth effectively. If we fail to manage our growth effectively, we may be unable to execute our business plan, sell our voice and audio solutions successfully and adequately address competitive challenges. As a result, our business, financial condition, operating results and cash flows may suffer.

In recent periods, we have significantly expanded the size and scope of our business. Our future growth prospects depend in large part on our ability to secure design wins and orders from a broader OEM base, our ability to establish and expand our relationships with key suppliers to expand our product manufacturing, assembly, packaging, test and delivery capacity and our ability to manage our growing business effectively. Continued growth in our business will place significant demands on our managerial, administrative, operational, financial and other resources. Successful management of any future growth will require substantial management attention with respect to, among other things:

•	maintaining and expanding our relationships with OEMs and MNOs and educating and supporting their product design and quality personnel;

•	anticipating and meeting the technology needs of users;

•	continuing to expand and improve our intellectual property portfolio and making technological advances;

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expanding our relationships with our foundries and assembly, packaging, test and logistics providers and entering into new relationships with additional foundries, assembly, packaging, test and logistics providers to ensure that we can produce, test and deliver sufficient processors to meet market demand;

•	recruiting, hiring, integrating and retaining highly skilled and motivated individuals, including research and development and sales personnel;

•	expanding and broadening our product development capabilities, including establishing and managing our own design center outside the United States;

•	accurately forecasting revenue and controlling costs;

•	enhancing and expanding our infrastructure;

•	managing inventory levels;

•	expanding our international operations and managing increasingly dispersed geographic locations and facilities; and

•	implementing and improving our company-wide processes and procedures to address human resource, financial reporting and financial management matters.

If we are unable to execute our growth strategy effectively or to manage any future growth we may experience, we may not be able to take advantage of market opportunities, execute our business plan, sell our voice and audio solutions successfully, remain competitive, maintain OEM relationships or attract new OEMs. Our failure to effectively sustain or manage any future growth we do experience could result in a reduction in our revenue and materially and adversely affect our business, financial condition, operating results and cash flows.

If we are unable to attract and retain highly qualified personnel, our business, financial condition, operating results and cash flows would be harmed.

Our future success depends on our continued ability to attract and retain highly qualified technical, sales, support and management personnel. In particular, our ability to improve and maintain our technology requires talented software and hardware development engineers with specialized skills in areas such as CASA algorithms, acoustic engineering, digital and analog integrated circuit design and mobile systems design and integration. If we are unable to recruit and retain these engineers, the quality and speed with which our solutions are developed would likely be seriously compromised and our reputation and business would suffer as a result. Our sales positions require candidates with specific sales and engineering backgrounds in the integrated circuit or mobile device manufacturing industries and we may be unable to locate and hire individuals with these credentials as quickly as needed, if at all. Once new sales personnel are hired, we need a reasonable amount of time to train them before they are able to effectively and efficiently perform their responsibilities. Failure to hire and retain qualified sales personnel could adversely impact our sales. Competition for these and the other personnel we require, particularly in the Silicon Valley area, is intense and we compete for these personnel with large, established publicly traded companies. We may fail to attract or retain highly qualified technical, sales, support and management personnel necessary for our business. If we are unable to attract and retain the necessary key personnel, our business, financial condition, operating results and cash flows could be harmed.

We may make acquisitions in the future that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and harm our business.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date and do not have any agreements or commitments for any specific acquisition at this time. Our ability to make and successfully integrate acquisitions is unproven. If we complete acquisitions, we may not strengthen our competitive position or achieve our goals in a timely manner, or at all, and these acquisitions may be viewed negatively by OEMs, financial markets or investors. In addition, any acquisitions we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, financial condition, operating results and cash flows. Acquisitions may also reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business.

The political and economic conditions of the countries in which we conduct business and other factors related to our international operations could adversely affect our business, financial condition, operating results and cash flows.

We have generated substantially all of our revenue from sales to contract manufacturers (CMs) and OEMs that manufacture in Asia and we expect sales to such CMs and OEMs to contribute a majority of our revenue in the foreseeable future. We have sales and technical support personnel in countries other than the United States and we outsource all manufacturing, assembly, packaging and test of our processors to third parties in Asia, as well as a portion of product development to a third party in India. We may open our own research and development operation outside of the United States during 2012, establish administrative offices offshore and continue to add sales personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	difficulties in managing and staffing international offices and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	the challenge of managing a development team in geographically disparate locations;

•	differing employment practices and labor relations issues;

•	difficulties in enforcing contracts, judgments and arbitration awards and collecting accounts receivable and longer payment cycles;

•	impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our processors in various foreign markets;

•	difficulties in obtaining governmental and export approvals for communications, processors and other products;

•	restrictions imposed by the U.S. government on our ability to do business with certain companies or in certain countries as a result of international political conflicts;

•	increased exposure to foreign currency exchange rate risk;

•	burdens of complying with a wide variety of complex foreign laws and treaties and unanticipated changes in local laws and regulations, including tax laws;

•	potentially adverse tax consequences;

•	reduced protection for intellectual property rights in some countries; and

•	political and economic instability.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could adversely affect our business, financial condition, operating results and cash flows.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We cannot assure you that we will be successful in executing our business plan, maintaining and growing our existing OEM base or achieving and sustaining profitability. Failure to generate sufficient revenue, achieve planned gross margins or control operating costs may require us to raise additional capital through equity or debt financing. Such additional financing may not be available on acceptable terms, or at all and could require us to modify, delay or abandon some of our planned future expansion or expenditures or reduce some of our ongoing operating costs, which could have a material adverse effect on our business, financial condition, operating results and cash flows and ability to achieve our intended business objectives. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. Our existing credit facilities preclude us from entering into additional credit agreements, other than in limited circumstances and, as a result, we may be required to issue equity securities rather than obtain additional debt financing.

We are exposed to fluctuations in currency exchange rates that could negatively impact our business, financial condition, operating results and cash flows.

Because a portion of our business is conducted outside of the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and they could have a material adverse impact on our financial results and cash flows. Historically, we have paid our suppliers and sold our products in U.S. dollars. We have also historically paid our outsourced research and development services provider in U.S. dollars. As we start performing those research and development activities ourselves and have more significant non-U.S. payroll and operating expenses, we may begin to incur material expenses in currencies other than the U.S. dollar. Increases in the value of these currencies relative to the U.S. dollar could increase our operating expenses. In addition, an increase in the value of the U.S. dollar could increase the real cost of our products to our OEMs that produce and sell their mobile devices outside of the United States. This may increase pressure on and result in erosion of our average sales prices without any offset in our production costs if we continue to pay those expenses in U.S. dollars, which could compress our margins. Average selling price erosion, compressed margins and increased operating expenses could have a negative effect on our business, financial condition, operating results and cash flows.

Our business is vulnerable to interruption by events beyond our control, including earthquakes, fire, floods, disease outbreaks and other catastrophic events.

Our corporate headquarters and the operations of our key OEMs, foundries and third-party contractors are located in areas exposed to risks of natural disasters such as earthquakes and tsunamis, including the San Francisco Bay area, Singapore, China, Japan and Taiwan. A significant natural disaster, such as an earthquake, tsunami, fire or flood, or other catastrophic event such as disease outbreak, could have a material adverse impact on our business, financial condition, operating results and cash flows. In the event that any of our OEMs’ or MNOs’ information technology systems, manufacturing facilities or logistics abilities are impeded by any of these events, shipments could be delayed and we could miss key financial targets, including revenue and earnings estimates, for a particular quarter.

Risks related to regulations to which we may be subject and our intellectual property

Concerns over possible health and safety risks posed by mobile devices may result in the adoption of new regulations and may otherwise reduce the demand for our products and those of our OEMs.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of mobile devices, which may decrease demand for our products and those of our OEMs. In recent years, the Federal Communications Commission (FCC) and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including mobile phones and other mobile devices. In addition, interest groups have requested that the FCC investigate claims that wireless communications technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of mobile devices while driving. These concerns and any future legislation that may be adopted in response to them, could reduce demand for our products and those of our OEMs in the United

States as well as other countries, which could materially and adversely affect our business, financial condition, operating results and cash flows.

Claims of infringement against us or our OEMs could increase our expenses, disrupt our ability to sell our voice and audio solutions and reduce our revenue.

The mobile communications industry is characterized by the existence of a large number of patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may claim that our processors or technologies infringe or misappropriate their intellectual property rights. We expect that infringement claims and misappropriation claims may increase as the number of products and competitors in our market increases and as we gain greater visibility and market exposure as a public company. We cannot assure you that we do not currently infringe or misappropriate, or that we will not in the future infringe or misappropriate, any third-party patents or other proprietary rights. For instance, because patent applications in the United States and foreign jurisdictions are typically maintained in confidence for up to 18 months after their filing or, in some cases, for the entire time prior to issuance as a U.S. patent, third parties may have earlier filed applications covering methods or other inventions that we consider our trade secrets. The limited size of our patent portfolio may not provide meaningful deterrence against third parties alleging that we infringe their patents, particularly against patent holding companies or other adverse patent owners who have no relevant product revenue. Any claims of infringement or misappropriation by a third party, even those without merit, could cause us to incur substantial costs defending against the claims and could distract our management from our business. A party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our processors or licensing our processor IP. In addition, we might be required to seek a license for the use of the infringed intellectual property, which might not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop noninfringing technology, which could require significant effort and expense and might ultimately be unsuccessful. Any of these events could seriously harm our business, financial condition, operating results and cash flows.

Third parties may also assert infringement claims against our OEMs. Claims against our OEMs may require us to initiate or defend potentially protracted and costly litigation on an OEM’s behalf, regardless of the merits of these claims, because we generally agree to defend and indemnify our OEMs with which we have long-term agreements from claims of infringement and misappropriation of proprietary rights of third parties based on the use or resale of our products. Other OEMs, with which we do not have formal agreements requiring us to indemnify them, may ask us to indemnify them if a claim is made as a condition to awarding future design wins to us. Because our OEMs are much larger than we are and have much greater resources than we do, they may be more likely to be the target of an infringement claim by third parties than we would be, which could increase our chances of becoming involved in a future lawsuit. If any of these claims succeeds, we might be forced to pay damages on behalf of our OEMs that could increase our expenses, disrupt our ability to sell our voice and audio solutions and reduce our revenue. A party making an infringement claim against our OEMs, if successful, could secure an injunction or other court order that could prevent our OEMs from producing or selling their mobile devices incorporating our products. Any such claims or injunction against our OEMs could seriously harm our business, financial condition, operating results and cash flows.

It is also not uncommon for foundries, packaging providers or suppliers of other components in our processors to be involved in infringement lawsuits by or against third parties. Although some of our foundries, packaging providers or other suppliers are obligated to indemnify us in connection with infringement claims related to their intellectual property rights, these parties may contest their obligations to indemnify us, or their available assets or indemnity obligation may not be sufficient to cover our losses. Third-party intellectual property infringement claims that involve us or our suppliers may require us to alter our technologies, obtain licenses or cease certain activities.

We may not be able to protect and enforce our intellectual property rights, which could harm our competitive position and reduce the value of our proprietary technology.

Our success depends in part on obtaining, maintaining and enforcing our patent and other proprietary rights. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights and our ability to prevent such misappropriation or infringement is uncertain, particularly in countries outside of the United States. We do not know whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. As of March 31, 2012, we had seven issued U.S. patents, 87 pending U.S. patent applications and 37 pending foreign patent applications. Each of the foreign patent applications is related to a U.S. patent or a pending U.S. patent application. Our patents may be contested, circumvented, found unenforceable or invalidated and we may not be able to prevent third parties from infringing them. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages and, as a result, our competitors may be able to copy or develop technologies similar or superior to ours. In some countries where our processors are sold or may be sold, we do not have foreign patents or pending applications corresponding to some of our U.S. patents and patent applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Protecting against the unauthorized use of our technology, trademarks and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, financial condition, operating results and cash flows. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Many of our current and potential competitors have the ability to dedicate substantially greater resources to enforcing their intellectual property rights than we have. We may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Patent protection outside of the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our processors are sold or may be sold in the future. Even if patents are granted outside of the United States, effective enforcement in those countries may not be available. For example, the legal regime protecting intellectual property rights in China is relatively weak and it is often difficult to create and enforce such rights. We may not be able to effectively protect our intellectual property rights in China or elsewhere. Many companies have encountered substantial intellectual property infringement in countries where we sell or intend to sell processors. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our processors at competitive prices and to be a leading provider of processors may be adversely affected and our business, financial condition, operating results and cash flows could be materially and adversely affected.

We rely on the availability of third-party licenses.

Our products include intellectual property licensed from third parties, such as certain design technology, circuits and manufacturing rights for processor cores. It may be necessary in the future to renew these licenses or obtain additional licenses. We cannot assure you that the necessary licenses would be available on acceptable terms, or at all. Our failure to obtain, maintain and renew certain licenses or other rights on favorable terms, or at all, and our involvement in litigation regarding third-party intellectual property rights could have a material adverse effect on our business, financial condition, operating results and cash flows.

Failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We face significant risks if we fail to comply with the FCPA and other anticorruption laws that prohibit improper payments or offers of payment to foreign governments and political parties by us for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. We are in the early stages of implementing our FCPA compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anticorruption laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, business, financial condition, operating results and cash flows.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

Because we incorporate U.S. origin technology into our processors, our processors are subject to U.S. export controls and may be exported or licensed outside of the United States only with the required level of export license or through an export license exception. If a transaction involves countries, individuals or entities that are the target of U.S. or other economic sanctions, licenses or other approvals from the U.S. Department of the Treasury’s Office of Foreign Assets Control or other sanctions authorities may be required and may not be granted. Various countries regulate the importation of certain encryption technology and have enacted laws that could limit our ability to distribute our processors or license our processor IP in such countries or could limit our OEMs’ ability to sell mobile devices incorporating our processors in those countries. Changes in our processors or changes in export or import or economic sanctions regulations may create delays in the introduction of our processors in international markets, prevent our OEMs with international operations from incorporating our processors in their products or, in some cases, prevent the export or import of our processors to certain countries altogether. Any change in export, import or economic sanctions regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our processors by, or in our decreased ability to export, license or sell our processors to, existing or potential OEMs with international operations. Failure to obtain required import or export approval for our processors or failure to comply with these regulations could result in penalties and restrictions on export privileges and could impair our ability to compete in international markets.

We, our OEMs and third-party contractors are subject to increasingly complex environmental regulations and compliance with these regulations may delay or interrupt our operations and adversely affect our business.

We face increasing complexity in our research and development and procurement operations as a result of requirements relating to the materials composition of many of our processors, including the European Union’s (EU’s) Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) directive, which restricts the content of lead and certain other substances in specified electronic products put on the market in the EU after July 1, 2006 and similar Chinese legislation relating to marking of electronic products which became effective in March 2007. Failure to comply with these laws and regulations could subject us to fines, penalties, civil or criminal sanctions and contract damage claims, which could harm our business, reputation and operating results. The passage of similar requirements in additional jurisdictions or the tightening of these standards in jurisdictions where our products are already subject to such requirements could cause us to incur significant expenditures to make our products compliant with new requirements, or could limit the markets into which we may sell our products. Other environmental regulations may require us to reengineer our processors to use components that are compatible with these regulations and this reengineering and component substitution may result in additional costs to us.

Some of our operations, as well as the operations of our CMs and foundries and other suppliers, are also regulated under various other federal, state, local, foreign and international environmental laws and requirements, including those governing, among other matters, the discharge of pollutants into the air and water, the management, disposal, handling, use, labeling of and exposure to hazardous substances and wastes and the cleanup of contaminated sites. Liability under environmental laws can be joint and several and without regard to comparative fault. We cannot assure you that violations of these laws will not occur in the future, as a result of human error, accident, equipment failure or other causes. Environmental laws and regulations have increasingly become more stringent over time. We expect that our products and operations will be affected by new environmental requirements on an ongoing basis, which will likely result in additional costs, which could adversely affect our business. Our failure to comply with present and future environmental, health and safety laws could cause us to incur substantial costs, result in civil or criminal fines and penalties and decreased revenue, which could adversely affect our operating results. Failure by our foundries or other suppliers to comply with applicable environmental laws and requirements could cause disruptions and delays in our product shipments, which could adversely affect our relations with our OEMs and adversely affect our business and results of operations.

As a result of efforts by us and our third-party contractors to comply with these or other future environmental laws and regulations, we could incur substantial costs, including those relating to excess component inventory, and be subject to disruptions to our operations and logistics. In addition, we will need to procure the manufacture of compliant processors and source compliant components from suppliers. We cannot assure you that existing laws or future laws will not have a material adverse effect on our business.

Risks related to this offering and ownership of our common stock

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (Securities Act) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each fiscal year beginning with the first full fiscal year after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, once we are no longer an emerging growth company as defined in the JOBS Act, an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

We are in the very early stages of the costly and challenging process of hiring personnel and compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, we would lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Our independent auditors will not be required to attest to their effectiveness while we are an emerging growth company under the JOBS Act. If our independent auditors determine we have a material weakness or significant deficiency in our internal control over financial reporting once our independent auditors begin their reviews, investors may lose confidence in us. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, as well as rules implemented by the Securities and Exchange Commission (SEC) and the stock exchange on which we expect our common stock will be traded.

Although we may benefit from some of the disclosure and attestation deferrals for the period in which we remain an emerging growth company under the JOBS Act, we do not expect those deferrals to materially alter the costs and burdens we will experience as a public company. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically over the past several years. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time consuming and costly. We are currently unable to estimate these costs with any degree of certainty. Greater expenditures may be necessary in the future with the advent of new laws and regulations pertaining to public companies. If we are not able to comply with these requirements in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an emerging growth company. To the extent investors are not comfortable with a more limited disclosure regime, they may not be comfortable purchasing and holding our common stock if we elect to comply with the reduced disclosure requirements. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on any research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts start coverage of us, the trading price for our stock would be negatively impacted. If securities or industry analysts cover us and one or more of these analysts downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts stops coverage of us or fails to publish reports on us regularly, demand for our stock could decrease which could cause our stock price and trading volume to decline.

Our common stock has no prior public trading market and trading prices could be volatile due to a number of factors.

Before this offering, there has been no public market for shares of our common stock and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. As a result of these and other factors, the price of our common stock may decline, possibly materially.

Historically, the trading prices of the securities of technology companies have been highly volatile. Our common stock could trade at prices below the initial public offering price. Factors that could affect the trading price of our common stock, some of which are outside of our control, include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

•	variations in our operating results or those of our competitors or other companies perceived to be similar to us;

•	actual or anticipated announcements of technological innovations, new services or service improvements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant OEMs or other developments involving our OEMs;

•	recruitment or departure of key personnel;

•	level of sales in a particular quarter;

•	changes in the estimates of our operating results;

•	lawsuits threatened or filed against us;

•	sales of large blocks of our stock or other changes in the volume of trading in our stock;

•	actual or anticipated changes in recommendations by any securities analysts who elect to follow our common stock;

•	whether our operating results meet the expectations of investors or securities analysts;

•	our failure to receive ongoing analyst coverage;

•	adverse publicity and investors’ general perception of us;

•	major catastrophic events; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business or our OEMs.

If the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our actual operating results may differ significantly from our guidance and investor expectations, causing our stock price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and other investors may publish expectations regarding our business, financial performance and results of operations. We do not accept any responsibility for any projections or reports published by any such third persons.

Guidance is necessarily speculative in nature and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our common stock is likely to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence corporate matters.

Upon completion of this offering, our directors, executive officers, principal stockholders and their affiliates will beneficially own, in the aggregate, approximately 72.6% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares from us. As a result, these stockholders, if acting together, will be able to determine all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as a merger or other sale of our company or our assets. In addition, these stockholders, if acting together, will have the ability to control the management and affairs of our company. This concentration of ownership could limit your ability to influence corporate matters and might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; and

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

For information regarding the ownership of our outstanding stock by our executive officers, directors, principal stockholders and their affiliates, see the section titled “Principal and selling stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering.

The assumed initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding before this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $9.56 per share in the pro forma net tangible book value per share from the price paid, based on an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus). Investors who purchase shares in this offering will contribute 49.5% of the total amount of equity capital raised by us through the date of this offering, but will only own 25.8% of the outstanding capital stock. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution occurs because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. If the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or show an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements and other restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of March 31, 2012, upon completion of this offering, we will have outstanding 19,393,758 shares of common stock, assuming the exercise of outstanding options to purchase

48,698 shares of our common stock by selling stockholders in connection with this offering plus any shares sold upon exercise of the underwriters’ overallotment option and any shares issued upon exercise of outstanding warrants and other options. Of these shares, only the 5,270,180 shares of common stock sold in this offering or 6,060,707 shares of common stock sold in this offering if the underwriters’ over-allotment option were exercised in full, would be freely tradable, without restriction, in the public market. Our underwriters may, in their sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares before the lock-up agreements expire. The lock-up may be extended under some circumstances.

At various times after the lock-up agreements pertaining to this offering expire, up to an additional 14,123,578 shares will be eligible for sale in the public market of which 12,847,908 shares were held by directors, executive officers and other affiliates as of March 31, 2012, subject to certain volume and other limitations under Rule 144 under the Securities Act, and in certain cases, various vesting agreements.

The shares that are either subject to outstanding options under our Stock Plans or reserved for future issuance under any other stock plans and the 111,602 shares subject to outstanding warrants as of March 31, 2012 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting arrangements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

Some of our existing securityholders have demand and piggyback rights to require us to register with the SEC up to 13,583,448 shares of our common stock as of March 31, 2012. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market. Most of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, subject to extension or reduction. Registration rights are discussed further in the section titled “Description of capital stock—Registration rights.”

After this offering, we intend to register approximately 5,580,184 shares of our common stock that we have issued or may issue under our Stock Plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the applicable lock-up agreements described above.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of securities. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, employee compensation or otherwise.

Our management will have broad discretion as to the use of the net proceeds that we receive from this offering and might invest or spend the proceeds in ways with which you might not agree or in ways that may not yield a return.

Our management will have broad discretion to use the net proceeds that we receive from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways with which you agree or that increase the value of your investment. We expect to use the net proceeds from this offering for working capital and general corporate purposes, which may include acquisitions of complementary businesses, products or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You may not have the opportunity to influence our decisions on how to use the net proceeds from this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of us or changes in our management and therefore depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may consider advantageous. These provisions:

•	provide that directors may only be removed for cause;

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us.

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of discouraging, delaying or preventing a change in control of us could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We do not expect to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends for the foreseeable future. We expect to retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our existing credit agreement precludes us from paying cash dividends. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Special note regarding

forward-looking statements and industry data

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These forward-looking statements are contained principally in the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and “Executive compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, which we obtained from industry publications, surveys and forecasts, including those generated by IDC. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section titled “Risk factors.”

Use of proceeds

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $66.0 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters’ option to purchase additional shares from us in this offering is exercised in full, we estimate that our net proceeds will be approximately $77.0 million after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our expected net proceeds by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes including research and development and the expansion of our product lines to penetrate new market segments where voice and audio quality impacts the user experience. We may also use part of the net proceeds to develop technology partnerships and to acquire other businesses, products or technologies. However, we do not have any agreements or commitments for any specific acquisition at this time. Our management will have broad discretion to use the net proceeds from this offering.

Pending use of net proceeds to us from this offering, we intend to invest the net proceeds in investment grade, interest-bearing securities.

Dividend policy

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing credit agreement precludes us from paying cash dividends. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may consider relevant.

Capitalization

The following table sets forth our capitalization as of March 31, 2012 as follows:

•	on an actual basis;

•

on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of preferred stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital as if such conversion and reclassification had occurred on March 31, 2012; and

•

on a pro forma as adjusted basis reflecting (i) the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital; (iii) the receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay; and (iv) the filing of our restated certificate of incorporation immediately prior to the closing of this offering.

You should read this table in conjunction with the sections of this prospectus titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and with our financial statements and related notes.

	As of March 31, 2012
	Actual	Pro forma	Pro forma as adjusted(1)

	(unaudited, in thousands, except share and per share data)
Total debt and capital lease obligations	$69	$69	$69
Preferred stock warrant liability	1,304	—	—
Convertible preferred stock, $0.001 par value: 400,424,913 authorized and 13,205,180 shares issued and outstanding actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	74,348	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 600,000,000 shares authorized, 1,139,880 shares issued and outstanding actual; 600,000,000 shares authorized, 14,345,060 shares issued and outstanding pro forma; 500,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	1	14	19
Additional paid-in capital	4,582	80,221	146,166
Accumulated other comprehensive loss	(83)	(83)	(83)
Accumulated deficit	(37,978)	(37,978)	(37,978)

Total stockholders’ equity (deficit)	(33,478)	42,174	108,124

Total capitalization	$42,243	$42,243	$108,193

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of our common stock in this offering would increase (decrease) each of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

If the underwriters’ option to purchase additional shares from us in the offering were exercised in full, pro forma as adjusted common stock and additional paid-in capital, total stockholders’ equity (deficit) and total capitalization as of March 31, 2012 would be $157.2 million, $119.2 million and $119.2 million, respectively.

This table excludes the following shares:

•

4,584,897 shares of common stock issuable upon exercise of options outstanding as of March 31, 2012 at a weighted average exercise price of $4.96 per share (other than 48,698 shares of our common stock that will be issued to certain selling stockholders upon the exercise of outstanding options and sold in this offering);

•	1,043,985 shares of common stock reserved for future issuance under our 2011 Plan as of March 31, 2012;

•	451,764 shares of common stock reserved for future issuance under our 2011 ESPP which will become effective on the effective date of the registration statement of which this prospectus is a part; and

•	111,602 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2012, at a weighted average exercise price of $3.63 per share.

See the section titled “Executive compensation—Employee benefit plans” for a description of our Stock Plans.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of March 31, 2012 was $39.5 million, or $2.75 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 14,345,060 shares of common stock outstanding as of March 31, 2012 after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $105.4 million, or $5.44 per share. This represents an immediate increase in pro forma net tangible book value of $2.69 per share attributable to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.56 per share to new investors purchasing shares in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2012	$2.75
Increase in pro forma net tangible book value per share attributable to new investors	2.69

Pro forma as adjusted net tangible book value per share after the offering		5.44

Dilution of pro forma net tangible book value per share to new investors		$9.56

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $5.77 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be an additional $0.33 per share and the dilution of pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering would be $9.23 per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $4.7 million, or $0.24 per share, the increase in pro forma as adjusted net tangible book value attributable to existing stockholders by $0.24 per share and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering by $0.76 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts, commissions and estimated offering expenses that we must pay.

The following table presents on a pro forma as adjusted basis as of March 31, 2012, the differences between the existing stockholders and the new investors purchasing shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

	(in thousands, except per share data and percentages)
Existing investors	14,393,758	74.2%	$76,408,661	50.5%	$5.31
New investors	5,000,000	25.8	75,000,000	49.5	15.00

Total	19,393,758	100%	$151,408,661	100%

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 5,790,527 shares, or 29% of the total number of shares of our common stock outstanding after this offering.

These tables exclude the following shares:

•

4,584,897 shares of common stock issuable upon exercise of options outstanding as of March 31, 2012 at a weighted average exercise price of $4.96 per share (other than 48,698 shares of our common stock that will be issued to certain selling stockholders upon the exercise of outstanding options and sold in this offering);

•	1,043,985 shares of common stock reserved for future issuance under our 2011 Plan as of March 31, 2012;

•	451,764 shares of common stock reserved for future issuance under our 2011 ESPP which will become effective on the effective date of the registration statement of which this prospectus is a part; and

•	111,602 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2012, at a weighted average exercise price of $3.63 per share.

See the section titled “Executive compensation—Employee benefit plans” for a description of our Stock Plans.

To the extent any of our outstanding options or warrants are exercised (other than 48,698 shares of our common stock that will be issued to certain selling stockholders upon the exercise of outstanding options and sold in this offering), there will be further dilution to investors participating in this offering. If all of our outstanding options and warrants had been exercised, the pro forma net tangible book value as of March 31, 2012 would have been $62.6 million, or $3.29 per share, and the pro forma as adjusted net tangible book value after this offering would have been $128.5 million, or $5.35 per share, causing additional dilution to new investors of $0.09 per share.

Sales by the selling stockholders in this offering will cause the number of shares held by existing investors to be reduced to 14,123,578 shares or 73% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares from us in full, the number of shares held by the existing investors after this offering would be reduced to 71% of the total number of shares of our common stock outstanding after this offering.

Selected consolidated financial data

We derived our selected consolidated statements of operations data for 2009, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived our selected consolidated statements of operations data for 2007 and 2008 and our balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements and related notes that are not included in this prospectus. We derived our selected consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and our selected consolidated balance sheet data as of March 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which include only nonrecurring adjustments, that we consider necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results.

	Year ended December 31,					Three months ended March 31,
	2007	2008	2009	2010	2011	2011	2012

						(unaudited)
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenue:
Hardware	$—	$2,454	$5,749	$47,920	$97,668	$28,540	$19,409
Licensing	—	—	—	—	—	—	11,699

Total revenue	—	2,454	5,749	47,920	97,668	28,540	31,108
Cost of revenue(1)	—	1,729	5,355	19,314	45,707	10,414	13,419

Gross profit	—	725	394	28,606	51,961	18,126	17,689
Operating expenses:
Research and development(1)	6,842	9,147	8,969	11,445	21,578	5,034	5,668
Selling, general and administrative(1)	4,205	6,651	8,058	12,217	21,237	3,969	7,524

Total operating expenses	11,047	15,798	17,027	23,662	42,815	9,003	13,192

Income (loss) from operations	(11,047)	(15,073)	(16,633)	4,944	9,146	9,123	4,497
Interest income (expense), net	404	218	11	(17)	(8)	(3)	3
Other income (expense), net	(34)	367	(136)	(139)	(843)	(337)	(331)

Net income (loss)	$(10,677)	$(14,488)	$(16,758)	$4,788	$8,295	$8,783	$4,169

Net income (loss) per share attributable to common stockholders(2):
Basic	$(24.04)	$(31.19)	$(32.46)	$—	$0.16	$0.52	$0.19
Diluted	$(24.04)	$(31.19)	$(32.46)	$—	$0.14	$0.46	$0.16

	Year ended December 31,					Three months ended March 31,
	2007	2008	2009	2010	2011	2011	2012

						(unaudited)
	(in thousands, except share and per share data)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders(2):
Basic	444,145	464,532	516,299	619,640	947,921	871,379	1,079,810
Diluted	444,145	464,532	516,299	619,640	3,384,375	2,466,105	3,831,811
Pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic					$0.64		$0.30
Diluted					$0.55		$0.25
Weighted average shares used in computing pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic					14,153,101		14,284,990
Diluted					16,658,283		17,119,233

	December 31,					March 31, 2012
	2007	2008	2009	2010	2011

						(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,393	$4,383	$6,446	$12,095	$15,983	$18,706
Working capital	6,161	5,363	4,468	25,073	34,696	39,124
Total assets	7,352	8,292	9,934	36,741	49,865	55,326
Total debt and capital lease obligations	—	—	377	240	103	69
Convertible preferred stock warrant liability	551	169	227	315	1,137	1,304
Total liabilities	1,277	1,698	4,736	10,758	13,962	14,456
Convertible preferred stock	29,578	44,280	59,241	74,348	74,348	74,348
Common stock and additional paid-in capital	478	786	1,128	2,049	3,733	4,583
Total stockholders’ equity (deficit)	$(23,503)	$(37,686)	$(54,043)	$(48,365)	$(38,445)	$(33,478)

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,					Three months ended March 31,
	2007	2008	2009	2010	2011	2011	2012

						(unaudited)
	(in thousands)
Cost of revenue	$—	$8	$18	$62	$90	$24	$25
Research and development	33	97	132	227	416	81	142
Selling, general and administrative	44	93	133	258	884	90	370

Total stock-based compensation expense	$77	$198	$283	$547	$1,390	$195	$537

(2)	See Note 6 to our consolidated financial statements for an explanation of how we arrived at our basic and diluted net income (loss) per share attributable to common stockholders and pro forma net income per share.

Management’s discussion and analysis of

financial condition and results of operations

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” included elsewhere in this prospectus.

Overview

We are the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices. We collaborate with leading auditory neuroscientists to understand the human auditory system and have developed purpose-built processors that combine science and technology to function like human hearing. Our low power, hardware-accelerated DSPs and associated algorithms substantially improve sound quality and suppress noise in mobile devices. As the primary driver of the mobile device market, the mobile phone continues to play an increasingly prominent role in peoples’ lives. Voice communication is a primary function of mobile phones, and we expect voice to increasingly complement touch as a core user interface, heightening the importance of voice and audio quality in mobile devices.

Our total revenue was $5.7 million, $47.9 million, $97.7 million and $31.1 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. Our net income (loss) was $(16.8) million, $4.8 million, $8.3 million and $4.2 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively.

We work with OEMs to have our voice and audio processors designed into their products, which we refer to as design wins. Once our voice and audio processor is designed into a mobile device, we generally sell our processors to CMs retained by OEMs on a purchase order basis, and the CMs incorporate them into the mobile devices that they build for the OEMs. We sell a limited portion of our products indirectly to OEMs through distributors. For a single OEM, we also license processor IP, which that OEM has integrated into certain of its mobile phones. In the three months ended March 31, 2012, we began to recognize royalty revenue for the use of our processor IP in mobile phones of a single OEM. Our OEMs’ products are complex and require significant time to design, launch and ramp to volume production. As a result, our sales cycle is lengthy. We typically commence commercial shipments of our products nine months to one year following a design win. Because the sales cycle for our products is long, we incur expenses to develop and sell our products, regardless of whether we achieve a design win and well in advance of generating revenue, if any. In addition, achieving a design win from an OEM does not ensure that the OEM will begin producing the related product in a timely manner, if at all, or that the design win will ultimately generate additional revenue for us.

Historically, our revenue has been significantly concentrated in a small number of OEMs, CMs and distributors and we expect that concentration to continue for the foreseeable future. Foxconn, one of Apple’s CMs, accounted for 81%, 65% and 18% of our total revenue in 2010 and 2011 and the three months ended March 31, 2012, respectively. In the three months ended March 31, 2012, our largest OEM accounted for 38% of our total revenue. In 2010, 2011 and the three months ended March 31, 2012, our largest OEM and its CMs, Foxconn and Protek, collectively accounted for 82%, 75% and 62% of our total revenue, respectively. Samsung accounted for 7%, 20% and 36% of our total revenue in 2010, 2011 and the three months ended March 31, 2012, respectively. HTC accounted for 36% of our total revenue in 2009 and LG accounted for 18% and 45% of our total revenue in 2008 and 2009, respectively. Sales through Uniquest Corporation (Uniquest), a distributor for Samsung, accounted for 15% of our total revenue in 2009. Pantech accounted for 20% of our total revenue in 2008. Sales through Midoriya Electric Co., Ltd. (Midoriya), a distributor for Sharp, accounted for 60% of our total revenue in 2008. No other OEM, CM or distributor accounted for 10% or more of our total revenue in 2009, 2010, 2011 or the three months ended March 31, 2012.

Headquartered in Mountain View, California, we were incorporated in California in July 2000 and reincorporated in Delaware in June 2011. As of March 31, 2012, we had 206 employees. We began shipping our first generation of voice processors in 2008, our second generation of earSmart voice and audio processors in 2011 and as of March 31, 2012, had sold over 160 million processors worldwide. Since our inception, we have invested significantly in our product development. We have also invested in protecting our intellectual property and, as of March 31, 2012, had seven patents issued and 87 pending patent applications in the United States and 37 pending foreign patent applications. Each of the foreign patent applications is related to a U.S. patent or a pending U.S. patent application. We have expanded our sales and marketing organizations to support the growth of our business with our OEMs, which include Apple, HTC, LG, Pantech, Samsung, Sharp and Sony. We use a contract foundry, TSMC, to manufacture our voice and audio processors, as well as third parties, such as Signetics, for assembly, packaging and test, and other contractors for logistics.

Our arrangement with one of our OEMs

On August 6, 2008, we entered into an agreement with Apple. Pursuant to the terms of the agreement with this OEM, we develop, supply and support our custom voice and audio processors for use in certain mobile devices which this OEM purchases from Foxconn and Protek; however, we cannot assure you that Foxconn and Protek will continue to purchase our processors in similar volumes, or at all. To date, Foxconn and Protek have purchased a custom version of our voice processor that Foxconn and Protek have incorporated into multiple mobile phone models for this OEM and this OEM has licensed our processor IP that it has integrated into certain of its mobile phones. Pursuant to our agreement, this OEM will pay us a royalty, on a quarterly basis, for the use of our processor IP in mobile phones in which it is integrated. In the three months ended March 31, 2012, we began to recognize royalty revenue for the use of our processor IP in certain of its mobile phones. We have granted a similar license to this OEM for a new generation of our processor IP; however, this OEM is not obligated to incorporate our processor IP into any of its current or future mobile devices. For the new generation of our processor IP that we have agreed to license to this OEM, the royalty is subject to a lifetime maximum, after which we would not receive royalties for shipments of devices into which that processor IP is integrated. We expect that we will continue to provide our processors on a stand-alone basis to Foxconn and Protek to incorporate into the mobile phones in which they are currently designed; however, Foxconn, Protek and this OEM are not obligated to continue to do so and, even if they do, we cannot predict when these mobile phones may reach the end of their product lifecycles. In comparison to a business model with OEMs that purchase our processors on a stand-alone basis to incorporate into their mobile devices, the licensing of our processor IP represents a multiyear process, and we may not receive royalties for several years, if at all, after we agree to license our processor IP.

Under our current license agreement, royalties from our processor IP that we license are based upon the number of mobile phones shipped that integrate our technology. We recognize royalty revenue based on mobile phone sales when and as reported to us. The amount of revenue we recognize is determined by the agreed upon royalty rate, multiplied by the number of mobile phones sold in which our processor IP is integrated. Our royalty revenue lags the sales of the products that integrate our processor IP by one quarter.

The licensing of our processor IP does not require the manufacture, assembly, packaging, test or shipment of integrated circuits by us. Our royalty rate per licensed unit will be lower than our average selling price for our processors. Although we expect our royalty revenue to increase as we transition to a partial licensing model with a single OEM, we expect our revenue from the sale of processors to this OEM and its CMs to decrease substantially in the long term, as the mix of revenue shifts from stand-alone processor sales to royalties. We also expect that our total revenue from this OEM and its CMs may also decrease as a result of lower royalty revenue per mobile device under the licensing model. Our total revenue may decline if sales to other OEMs do not increase sufficiently to offset the decline. As the cost of revenue associated with the licensing of our processor IP is substantially lower than our cost of revenue for processors, we expect our gross margin on our royalty revenue to be higher than our gross margin on our processor revenue.

Business factors affecting our performance

Creation of voice and audio improvement as a new category for users.  Our success will depend, in part, on increasing market awareness among OEMs, MNOs, operating system companies and applications vendors of the importance of voice and audio quality on the user experience. User demand for new levels of voice and audio quality will depend on our ability to provide solutions that continue to improve the user experience and our ability to convey the impact of our solutions on the mobile device ecosystem.

Design wins.  We closely monitor design wins by OEM and product type because we consider design wins to be critical to our future success. The revenue that we generate from each design win can vary significantly and in some cases, our OEMs may cancel projects for which we have been awarded a design win. Our long-term sales expectations are based on forecasts from OEMs and internal estimations of demand factoring in the expected time to market for final mobile devices incorporating our solutions and associated revenue potential. Our ability to implement our product roadmap and introduce new products will facilitate the adoption of our solutions into future generations of mobile devices.

We estimate the life cycle of our OEMs’ mobile devices on the basis of our history with the OEM, the type of mobile device and discussions with our OEMs. A given design win for our processors or processor IP can generate a wide range of sales volumes for our voice and audio processors, depending on the market demand for our OEMs’ mobile devices. The market demand for our OEMs’ mobile devices, in turn, can depend a number of factors, including the reputation of the OEM, the geographic markets in which the OEM intends to introduce the mobile devices and whether the MNOs on whose networks the mobile devices are designed to operate provide marketing and subsidies for the mobile devices.

Revenue driven by significant customers.  Historically, our revenue has been significantly concentrated in a small number of OEMs, CMs and distributors. During 2011, sales to Foxconn, Protek and Samsung accounted for 65%, 10% and 20% of our total revenue, respectively. No other OEM, CM or distributor accounted for 10% or more of our total revenue in 2011. During the three months ended March 31, 2012, sales to our largest OEM, Foxconn, Protek and Samsung accounted for 38%, 18%, 6% and 36% of our total revenue, respectively. No other OEM, CM or distributor accounted for 10% or more of our total revenue in the three months ended March 31, 2012.

While we strive to expand and diversify our OEM base and we expect our customer concentration to decline over time, we anticipate that sales to a limited number of OEMs will continue to account for a significant percentage of our total revenue for the foreseeable future. Our customer concentration may cause our financial performance to fluctuate significantly from period to period based on the device release cycles and seasonal sales patterns of these OEMs and the success of their products. The loss of or any significant decline in total revenue from any of these OEMs may have an adverse effect on our financial condition and results of operations.

Pricing and gross margins of our products.  Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in OEM concentration and product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs and inventory write downs, if any. In general, products with higher performance and a higher number of features tend to be priced higher and have higher gross margins. As we transition to a partial licensing model with Apple, we expect our gross margin to increase but we also expect it to fluctuate over time, in part from the impact of competitive pricing pressure. Erosion of average selling prices as products mature is typical in the semiconductor industry. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. As a normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing manufacturing costs and introducing new and higher value-added products. If we are unable to maintain overall average selling prices, our gross margin will decline.

Relationships with MNOs.  MNOs determine product specifications for OEM products, thereby influencing the design and components selected by OEMs, which specifications have generated demand for our products. We have invested and continue to invest significant resources in working with MNOs to increase awareness of the potential and benefits of our processors. We intend to continue our work with MNOs to educate them about the impact of sound quality on the user experience. MNOs may not continue to value the improvements in sound quality that our products can provide and may not require their OEMs to meet certain sound quality specifications.

General economic conditions and geographic concentration.  A global economic slowdown or financial crisis, similar to the one that occurred beginning in late 2008, would likely have a significant impact on the mobile device industry and our financial results. As the economy slows, consumer confidence may decline and, because our products serve the mobile device market, any decline in purchases by consumers of new mobile devices would adversely affect our revenue. Moreover, because our sales have been concentrated in a few selected markets, including China, Taiwan and Korea, our financial results will be impacted by general economic and political conditions in these markets.

Components of our results of operations

Revenue

To date, we have generated hardware revenue from sales of our voice and audio processors and we expect the sale of our processors to continue to represent the substantial majority of our revenue. We sell processors through three separate channels. First, we ship a significant portion of our products to the inventory hubs of CMs and recognize the related revenue as the CMs notify us in writing that they have drawn our products from the hub, at which point delivery and transfer of title and risk of ownership has occurred. Our sales to Foxconn are an example of this type of arrangement. Second, for certain OEMs, we ship our voice and audio processors directly and recognize revenue at the time of delivery and title transfer. Our shipping terms are typically FOB (INCOTERMS 2000) shipping point. Third, we ship a small portion of our products to our distributors under our shipping terms, which are typically FOB shipping point. These distributors tend to buy from us at the request of specific OEMs, and we recognize revenue on sales to distributors when the distributor notifies us in writing of the final resale of our products.

We anticipate that in the future as significant OEMs prepare worldwide launches of their products, we may see substantial increases in revenue shortly before the launch. We also anticipate that for some period before the OEM begins building new inventory for the new mobile device or following the launch, we may see reductions in revenue related to our products incorporated in prior generations of devices, as the OEMs reduce their inventories of those products.

We may enter into license agreements two years or more before we begin to receive royalty revenue on shipments of the mobile devices incorporating our processor IP. Under a license agreement we entered into in 2008, we began to recognize royalty revenue in the three months ended March 31, 2012. As part of our 2008 license, we are entitled to receive a royalty for each mobile device that is sold incorporating and, for mobile devices other than mobile phones, enabling our processor IP. We entered into an additional license agreement in 2010 relating to a new generation of our processor IP. We do not expect to offer this arrangement to other OEMs and expect a single OEM to be the sole source of our royalty revenue for the foreseeable future.

We recognize royalty revenue on the basis of the number of mobile phones sold that incorporate our processor IP. We are reliant on the accuracy of shipment reports, which we receive not later than 45 days after the OEM’s fiscal quarter end, in order to calculate our royalty revenue. Our royalty revenue will lag the sales of mobile phones that integrate our processor IP by one quarter. We have limited rights to audit the shipment data we receive, which limits our ability to verify calculated royalty revenue or seek redress for reports we believe are not accurate and we have no experience in testing and evaluating the accuracy of the data we will receive. Although mobile phones integrating our processor IP commenced shipping in the three months ended December 31, 2011, we did not recognize royalty revenue related to those mobile devices until the three months ended March 31, 2012. While we expect our royalty revenue to increase as we transition from selling our stand-alone processors to its CMs to licensing our processor IP to a single OEM, we also expect our hardware revenue from its CMs to decrease substantially in the long term. We expect that our total revenue from this OEM and its CMs will also decrease as a result of lower royalty revenue per mobile phone under the licensing model.

We maintain sales operations, which include our direct sales force, third-party sales representatives and distributors, in Asia, North America, Japan and Europe. Substantially all of our revenue has been generated by sales to CMs and OEMs that manufacture their products in Asia and we expect sales to such CMs and OEMs in Asia to contribute a majority of our revenue in the foreseeable future. Because our OEMs market and sell their products worldwide, our revenue by geographic location is not necessarily indicative of where mobile device sales occur, but rather of where their manufacturing operations occur. Since our inception, our sales in Asia have represented substantially all of our total revenue. As we continue to recognize royalty revenue, we anticipate that the geographic distribution of our revenue will change as our royalty revenue will be attributed to the location of the licensor’s headquarters rather than the location of its CMs’ manufacturing operations.

Cost of revenue and gross margin

The largest components of our cost of revenue are costs of materials and outsourced manufacturing costs for the fabrication, assembly, packaging and test of our voice and audio processors. To a lesser extent, cost of revenue also includes expenses relating to cost of personnel, stock-based compensation, logistics and quality assurance, royalty expense, shipping, provisions for excess and obsolete inventories, if any, and an allocation of overhead. We intend to continue to manage our cost of revenue through both cost improvements and economies of scale.

We expect our gross margins to fluctuate over time depending on the mix of newer, higher margin products and older products, whose margins have declined over time, as well as the mix between sales of processors and license of processor IP. In general, new products with higher performance and more features tend to be priced higher and have higher gross margins. Consistent with trends in the semiconductor industry, we have reduced the price of certain of our products over time and may continue to do so in the future. As a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products. The license of our processor IP does not require the manufacture, assembly, packaging, test or shipment of integrated circuits, resulting in higher gross margins than for the sale of stand-alone processors.

Operating expenses

We classify our operating expenses as either research and development or selling, general and administrative. Personnel-related costs, including salaries, benefits, bonuses and stock-based compensation, are the most significant component of each of our operating expense categories. In the near term, we expect to hire a significant number of additional employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses.

Research and development.    Our research and development expenses consist primarily of personnel-related costs for the design and development of our products and technologies. Additional research and development expenses include nonrecurring engineering expenses, product prototypes, external test and characterization expenses, depreciation, amortization of design tool software licenses and allocated overhead expenses. We also outsource portions of our research and development activities. We record all research and development expenses as incurred, except for capital equipment, which we depreciate over its estimated useful life. We have engineering development teams in the United States and outsourced engineering teams in the United States and India. In 2012, we may open our own design center outside of the United States and reduce the extent to which we rely on outsourced research and development teams. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to improve our product features and increase our portfolio of solutions. From time to time, one of our OEMs retains us to provide nonrecurring engineering services, which enhances our proprietary technology. This OEM reimburses us at contractually predetermined rates for the costs we incur to provide these services. We apply these cost reimbursements against research and development expense when acceptance occurs, which is generally upon cash receipt.

Selling, general and administrative.    Selling, general and administrative expenses consist primarily of personnel-related costs for our sales, business development, marketing, applications engineering, executive, finance and human resources activities. Additionally, selling, general and administrative expenses include promotional and other marketing expenses, third-party sales representative commissions, travel, professional fees, depreciation and allocated overhead expenses. Professional fees principally consist of legal, audit, tax and accounting consultation services. We expect selling, general and administrative expenses to increase in absolute dollars for the foreseeable future as we hire additional personnel, make improvements to our infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including the costs associated with public reporting, Sarbanes-Oxley Act requirements and insurance.

Other income (expense), net

We classify our outstanding convertible preferred stock warrants as a liability on our balance sheet and record changes in their fair value from period to period in other income (expense), net. This remeasurement may terminate if our convertible preferred stock converts to common stock in connection with the closing of the offering contemplated by this prospectus.

Although a majority of our sales are outside of the United States, we incur a substantial majority of our expenses and receive all of our revenue in U.S. dollars. As a result, our foreign currency related expense and income has not been material to date.

Income taxes

To date, we have not paid or incurred material income taxes due to our NOLs and tax credits in the United States, for which we have a full valuation allowance. However, our effective tax rate may fluctuate significantly on a quarterly basis if our ability to utilize our NOLs and tax credits to offset taxable income in any year are significantly limited due to a change of ownership, or if the full valuation allowance against our U.S. deferred tax assets is released, or if there are significant changes in tax laws or regulations. Our effective tax rate may also fluctuate as we continue to expand our business outside of the United States and align our legal structure and supply chain to facilitate our expansion and support our commercial needs.

From time to time, we may be subject to income tax audits by the Internal Revenue Service (IRS) and other tax authorities. We regularly assess the likelihood of adverse outcomes that could result from tax audits to determine the adequacy of our provision for income taxes. While we believe that we have complied with applicable income tax laws, we cannot assure you that the governing tax authorities will not have a different interpretation of the tax laws and subsequently assess us with incremental income taxes.

Backlog

We do not believe that our backlog as of any particular date is meaningful, as our sales are made primarily pursuant to purchase orders. Only a small portion of our orders is noncancelable, and the dollar amount associated with the noncancelable portion is not significant.

Critical accounting policies and estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States (GAAP). In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require our judgment in its application. In other cases, our judgment is required in selecting among available alternative accounting policies that allow different accounting treatment for similar transactions. The preparation of our consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on our historical experience and various other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from the estimates we make. To the extent that there are differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows would be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue recognition

We derive hardware revenue from the direct sale of voice and audio processors to CMs and OEMs and indirect sales of processors to OEMs through distributors. We recognize revenue from sales to CMs and OEMs when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, product delivery has occurred, which is when the risk and reward of ownership pass to the customer, and collectability of the resulting receivable is reasonably assured. These criteria are usually met when our processors are shipped to an OEM under our shipping terms, which are typically FOB shipping point. We also ship a significant portion of our products to the inventory hubs of CMs and recognize the related revenue as the CMs notify us in writing that they have drawn our products from the hub, at which point delivery and transfer of title and risk of ownership has occurred.

Although we do not recognize hardware revenue from sales to our distributors upon shipment, the title and the risk of ownership for the products transfer to the distributor upon shipment as the shipping terms are typically FOB shipping point and the distributor is obligated to pay for the products at that time. We do not offer distributors, CMs or OEMs return rights, rebates, price protection or other similar rights. However, in the past, we have occasionally accepted returns from distributors. As a result, we defer revenue recognition, adjustments to revenue and the related costs of revenue until the distributor notifies us in writing of their resale of the products. The amounts billed to distributors, adjustments to revenue and the cost of inventory shipped to, but not yet sold by the distributors, are included on our consolidated balance sheets under “Deferred credits and income.” We take into account the inventories held by our distributors in determining the appropriate level of provision for excess and obsolete inventory.

We record a provision for estimated sales returns on product sales in the same period we record the related revenue. To date, returns have not been significant. Our estimates are based on historical returns, analysis of credit memo data and other known factors. Actual sales returns could differ from these estimates.

We earn royalties on mobile phones integrating our licensed processor IP. We recognize royalty revenue based on mobile phone shipments reported during the quarter in which we receive the report, assuming that all other revenue recognition criteria are met at that time because we do not have other evidence to reasonably estimate the amount of royalties due. The amount of revenue recognized is determined by multiplying the number of mobile phones sold during a particular quarter in which our processor IP is integrated at the agreed-upon royalty rate.

With respect to a single OEM, we provide rights to integrate certain of our processor IP into its mobile devices. This OEM has agreed to pay royalties based on its sales of mobile devices integrating and enabling our processor IP. Sales of mobile phones integrating our licensed processor IP began in the three months ended December 31, 2011 and we began to recognize royalty revenue in the three months ended March 31, 2012. We earn royalties on mobile phones integrating our licensed processor IP at the time of sale. We recognize royalty revenue based on mobile phone shipments reported during the quarter in which we receive the report, assuming that all other revenue recognition criteria are met at that time because we do not have other evidence to reasonably estimate the amount of royalties due. The amount of revenue recognized is determined by multiplying the number of mobile phones sold during a particular quarter in which our processor IP is integrated at the agreed-upon royalty rate. We are reliant on the accuracy of shipment reports from this OEM in order to calculate our royalty revenue.

Inventory

Our inventory consists primarily of completed wafers, processors being assembled or tested by third parties and finished processors. We state our inventories at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. We routinely evaluate quantities and values of inventory in light of current market conditions and market trends and record provisions for inventories in excess of demand and subject to obsolescence. This evaluation may take into consideration expected demand, new product development schedules, the effect new products might have on the sale of existing voice and audio processors, product obsolescence, product merchantability and other factors.

We also regularly review the cost of inventories against their estimated market value and record a provision for inventories that have a cost in excess of estimated market value in order to carry those inventories at the lower of cost or market value.

The recording of these provisions establishes a new and lower cost basis for each specifically identified inventory item and we do not restore the cost basis to its original level regardless of any subsequent changes in facts or circumstances. Recoveries are only recognized upon the sale of previously written-down inventories.

Accounting for income taxes

In accordance with the authoritative guidance for income taxes, we make certain estimates and judgments in determining the income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, as well as the interest and penalties relating to these uncertain tax positions. Estimates and judgments also occur in the recording of deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense between tax and financial statement reporting. Significant changes to these estimates may increase or decrease our provision for income taxes in a subsequent period. Similarly, for tax liabilities denominated in a currency other than the U.S. dollar, changes in the value of the denominated currency may increase or decrease our tax provision in a subsequent period.

The calculation of our tax liabilities involves the assessment of uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. In the first step, recognition, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criterion. The tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Because we are required to determine the likelihood of various possible outcomes, these estimates are inherently difficult and subjective. We reevaluate these uncertain tax positions on a quarterly basis. This reevaluation is based on factors including, but not limited to, changes in facts or circumstances and tax law. A change in recognition or measurement would result either in the recognition of a tax benefit or in an increase in the tax provision for the period.

We also assess the likelihood that we will be able to realize our deferred tax assets. If realization is not likely, we increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate we may not ultimately realize. We establish valuation allowances when necessary to reduce deferred tax assets where management concludes that it is more likely than not that the deferred tax assets will not be realized based upon the available evidence. We determined that it was more likely than not that our deferred tax assets would not be realized and recorded a full valuation allowance at that time. Should there be a change in our assessment of our ability to realize our deferred tax assets, our tax provision would decrease in the period in which we determined that it is more likely than not that the benefit of our deferred tax assets will be realized and the valuation allowance is released. With our recent earnings and projected future income, we believe it is reasonably possible that we may release a significant portion of the valuation allowance against our U.S. deferred income tax assets in the next 12 months. The valuation allowance as of December 31, 2011 was approximately $16.6 million.

Stock-based compensation

We measure stock-based compensation at the grant date based on the fair value of the award using the Black-Scholes option pricing model. The fair value is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of our stock-based awards to nonemployees is estimated based on the fair market value on each vesting date, accounted for under the variable accounting method and is recognized as expense on a straight-line basis over the requisite service period. In future periods, we expect that our stock-based compensation expense will increase as a result of our existing unrecognized stock-based compensation still to be recognized and expense related to the issuance of additional stock-based awards in order to attract and retain employees and consultants.

The following table summarizes the options we granted from October 1, 2010 to March 31, 2012:

Date of grant	Number of shares subject to options	Fair market value/ exercise price per share	Fair value per share of options granted(1)	Aggregate grant date fair value(1)

				(in thousands)
11/04/2010	117,061	$3.30	$1.41	$165
12/07/2010	189,495	3.30	1.45	275
03/03/2011	296,483	5.10	2.14	634
05/24/2011	58,220	9.30	3.99	232
06/29/2011	11,635	9.30	3.99	46
10/31/2011	553,296	11.70	4.71	2,608
11/02/2011	53,323	11.70	4.69	250
12/09/2011	237,668	11.70	4.69	1,115
01/25/2012	276,647	13.80	5.26	1,456
03/07/2012	37,190	13.80	5.26	196

(1)	Grant date fair value was determined using the Black-Scholes option pricing model.

Determining the fair value of stock-based awards at the grant date requires the input of various assumptions, including the fair value of the underlying common stock, expected future share price volatility, expected term, risk-free interest rate and dividend rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. If factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate for options we grant and only recognize expense for those shares that we expect to vest. We estimate the forfeiture rate based upon the historical experience of our stock-based awards that are cancelled. If the actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what was recorded in prior periods.

The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards. We estimate the fair value of each option award on the date of grant and estimate expected volatility based on the historical volatility of a guideline group of publicly traded companies. The expected term of options is based upon the simplified method for estimating expected term and the risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate. The assumptions used to value options granted in 2010, 2011 and the three months ended March 31, 2011 and 2012 were as follows:

	Year ended December 31,		Three months ended March 31,
	2010	2011	2011	2012

Expected term (years)	6.25	6.25	6.25	6.25
Volatility	42%	39-40%	39%	37%
Risk-free rate	1.39-2.96%	1.17-2.3%	2.30%	1.11%
Dividend yield	0%	0%	0%	0%

Expected term.    Expected term represents the period over which we anticipate stock-based awards to be outstanding. As we have and expect to undergo significant operational and structural changes in our business such that the historical exercise data no longer provides a reasonable basis upon which to estimate expected term, the expected term of the stock-based awards we granted was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted average vesting period and its contractual term. We expect to continue using the simplified method until we have sufficient information.

Expected volatility.    The expected volatility is based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the stock-based awards, as we do not have prior trading history to use to determine the volatility of our common stock. If, in the future, we determine that other methods are more reasonable or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock based awards could change significantly. Higher volatility would result in an increase to stock-based compensation expense determined at the date of grant.

Expected dividend yield.    We have not paid, nor do we currently intend to pay dividends on our common stock. In addition, our existing credit facilities preclude us from paying cash dividends.

Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the stock-based award’s expected term.

Forfeiture rate.    We estimate the forfeiture rate of our stock-based awards based on an analysis of our actual forfeitures, analysis of employee turnover and other factors. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from our prior estimates, we may be required to record adjustments to stock-based compensation expense in future periods.

Fair value of common stock.    The fair value of the shares of common stock underlying the stock-based awards we grant has historically been the responsibility of and determined by our board of directors in the absence of a public trading market for our common stock. Our board of directors estimates the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense at each grant date after consideration of all available information including:

•	contemporaneous valuations by an unrelated third-party valuation firm;

•	the price of the most recent preferred stock sales to investors in arms-length transactions;

•	our capital resources and financial condition;

•	the preferences of our preferred stock that are payable prior to any distributions to shares of our common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering (IPO) or sale of our company given prevailing market conditions;

•	our historical operating and financial performance as well as management’s estimates of future financial performance;

•	recent acquisitions and valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our development, product introduction and sales efforts;

•	revenue growth;

•	industry information such as market growth and volume and macroeconomic events; and

•	additional objective and subjective factors relating to our business.

Determining the fair value of our common stock requires complex and subjective judgment. To assist our board of directors in setting the exercise price of our stock options at the fair market value of our common stock on the applicable grant date, we obtained quarterly independent valuations performed by unrelated third-party specialists in a manner consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Management and our board of directors have assumed full responsibility for the determination of the values by our independent appraisers. Our determination of the exercise price and the fair market value of the underlying common stock for our option grants on or between the respective valuation dates are discussed further below.

In valuing our common stock, we first estimated the enterprise value of our business using the income approach. The income approach estimates the present value of future estimated cash flows based upon forecasted revenue and costs. These future cash flows are discounted to their present values using highly subjective assumptions, such as a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and are adjusted to reflect the risks inherent in our cash flows. To validate our estimated enterprise value under the income approach, we also considered the market approach using both the public company market multiple method and the similar transaction method. The market approach estimates the fair value of a company by applying market multiples of guideline publicly traded companies in our industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of these companies.

The enterprise value was then allocated to each of class of stock using either the option pricing method (OPM) or the probability weighted expected return method (PWERM) as additional information and certainty developed regarding possible discrete events, including an IPO.

The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. Assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale or IPO. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts.

PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include non-IPO market based outcomes, as well as an IPO. Determining the fair value of the enterprise using the PWERM requires us to estimate assumptions for both the probability of IPO and non-IPO outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in estimating these assumptions, primarily based upon the enterprise value we determine using the income method, our knowledge of the business and our reasonable expectations of discrete outcomes occurring. In the non-IPO outcomes, a large portion of the enterprise value is allocated to the preferred stock to give effect to their higher aggregate liquidation preferences. In the IPO scenario, due to the automatic conversion of all shares of common stock immediately prior to the closing of an IPO, the enterprise value is allocated pro rata among the shares of convertible preferred and each series of preferred stock, which causes the common stock to have a higher relative value per share.

Over time, as certainty developed regarding possible discrete events, including an IPO, we transitioned the methodology we used to allocate our enterprise value from OPM to PWERM. We used the OPM through September 30, 2010, the OPM as validated by the PWERM on December 31, 2010 and the PWERM alone since January 1, 2011.

The following table provides some key assumptions utilized in our board of directors’ valuations at each respective grant date:

Grant date	Derived common stock value	Expected liquidity timing	Discount rate	Remain private discount rate for lack of marketability

11/04/2010	$3.30	1 year	25%	12.5%
12/07/2010	3.30	1 year	25	12.5
03/03/2011	5.10	1 year	19	12.5
05/24/2011	9.30	1.25 to 2.25 years	19	15
06/29/2011	9.30	1.25 to 2.25 years	19	15
10/31/2011	11.70	0.50 to 1.75 years	17	11
11/02/2011	11.70	0.50 to 1.75 years	17	11
12/09/2011	11.70	0.50 to 1.75 years	17	11
01/25/2012	13.80	0.50 to 1.50 years	16	10
03/07/2012	13.80	0.50 to 1.50 years	16	10

A brief narrative of the specific factors considered by our board of directors in determining the grant date fair value of our common stock, of the date of each grant since November 1, 2010, is set forth below.

November and December 2010.    For stock option grants in November and December 2010, our board of directors determined the fair market value of our common stock to be $3.30 per share. This fair market value was based on a number of factors, including our achievement of profitability in the three months ended September 30, 2010, our election of a new member to our board of directors in September 2010 and our introduction of a new product in October 2010. Our board of directors also considered the September 30, 2010 contemporaneous third-party valuation and determined that the fair market value of our common stock on each grant date was $3.30 per share.

We determined our enterprise value using an income approach. In applying the OPM to the enterprise value during this period, the expected time to a liquidity event of one year was based on a reasonable time frame for us to achieve significant milestones in our business strategy and experience a liquidity event based on market and business conditions prevailing at that time. The volatility of 40% was based on the median volatility over the expected time to a liquidity event for a select group of guideline publicly traded companies. The risk-free interest rate of 0.26% was based on the yield on a U.S. Treasury bond corresponding to the expected time to a liquidity event. Due to a lack of a public market for our common stock, a discount of 12.5% was applied based upon a protective put analysis using the same assumptions for the term, volatility and risk-free rate.

March 2011.    For stock option grants in March 2011, our board of directors determined the fair market value of our common stock to be $5.10 per share. This fair market value was based on a number of factors, including the new product announcement of our earSmart eS310, the first phase handset roll-out with AT&T of mobile devices incorporating these processors, our hiring of our vice president of business development and our consideration of a proposed schedule for an IPO for late 2011 or early 2012. Our board of directors also considered the December 31, 2010 contemporaneous third-party valuation and determined that the fair market value of our common stock on each date was $5.10 per share.

We determined the enterprise value using an income approach. In applying the OPM to the enterprise value during this period, the expected time to a liquidity event of one year was based on a reasonable time frame for us to achieve significant milestones in our business strategy and experience a liquidity event based on market and business conditions prevailing at that time. The volatility of 40% was based on the median volatility over the expected time to a liquidity event for the group of guideline publicly traded companies. The risk-free interest rate of 0.27% was based on the yield on a U.S. Treasury bond corresponding to the expected time to a liquidity event. Due to a lack of a public market for our common stock, a discount of 12.5% was based upon a protective put analysis using the same assumptions for the term, volatility and risk-free rate.

To confirm the valuation of our common stock determined using the OPM, we also performed a contemporaneous valuation based upon the PWERM as of December 31, 2010. Using the PWERM, we estimated the value of our common stock to be $5.10 per share. The PWERM allocation used a risk adjusted discount rate of 19% based upon an adjusted capital asset pricing model and a lack of marketability discount of 12.5% in the remaining a private company scenario. The expected outcomes were weighted as follows: 35% probability of an IPO in 0.75 years likely resulting in a market value of $140 million; 10% probability of an IPO in 1.25 years likely resulting in a market value of $200 million; and 5% probability of an IPO in 2.0 years likely resulting in a market value of $400 million. Similarly, we believed that a sale or acquisition of our company would be the second most probable scenario. We believed that there was a 30% chance that we would be sold or acquired in 1.0 year likely generating proceeds of $100 million and a 20% chance that we would be sold or acquired in 2.0 years generating proceeds of $50 million. In the $50 million acquisition scenario, the equity proceeds would be allocated among the preferred stockholders based on liquidation preference seniority and no value would be allocated to the common stockholders.

May and June 2011.    For stock option grants in May and June 2011, our board of directors determined the fair market value of our common stock to be $9.30 per share. This fair market value was based on a number of factors, including our release of a new advanced voice and audio processor, the hiring of additional key employees and the addition of a new member to our board of directors. The valuation also took into account our continued progress towards becoming a public company and the expected date for an IPO organizational meeting late in the summer of 2011. Our board of directors also considered the March 31, 2011 contemporaneous third-party valuation and determined that the fair market value of our common stock on each grant date was $9.30 per share.

As a result, the PWERM approach valuation as of March 31, 2011 increased to $9.30 per share. Our board of directors believed that the acceleration in the revenue growth rate in the second half of 2010 and our improved outlook was consistent with the growth trend in the fair market value per share during this period.

The March 31, 2011 contemporaneous valuation was based on the PWERM. The PWERM allocation used a risk adjusted discount rate of 19% based upon an adjusted capital asset pricing model and a lack of marketability discount of 15% in the remaining a private company scenario. The expected outcomes were weighted as follows: 40% probability of an IPO in 1.25 years likely resulting in a market value of $250 million, a 15% probability of an IPO in 1.583 years likely resulting in a market value of $500 million and a 5% probability of an IPO in 2.25 years, likely resulting in a market value of $800 million. Similarly, we believed that a sale or acquisition of our company would be the second most probable scenario. We believed that there was a 30% chance that our company would be sold or acquired in 1.75 years likely generating proceeds of $150 million and a 10% chance that our company would be sold or acquired in 2.25 years generating proceeds of $50 million. In the $50 million acquisition scenario, the equity proceeds would be allocated among the preferred stockholders based on liquidation preference seniority and no value would be allocated to the common stockholders.

October, November and December 2011.    For stock options granted in October, November and December 2011, our board of directors determined the fair market value of our common stock to be $11.70 per share. This fair market value was based on a number of factors, including the release of a mobile phone containing our processor IP and the hiring of our chief financial officer and our vice president of marketing. The valuation also took into account our continued progress toward becoming a public company and the launch of our IPO process in the three months ended September 30, 2011. Our board of directors also considered the September 30, 2011 contemporaneous third-party valuation and determined that the fair market value of our common stock on each grant date was $11.70 per share.

Our board of directors believed that the impact of a transition to a royalty model for the recognition of revenue for one OEM, the continued diversification of the sources our revenue stream and design wins in the first three quarters of 2011, our outlook, including the revenue transition in the three months ended December 31, 2011, and increased volatility in the public stock markets were consistent with the moderate growth in fair market value per share during this period.

The September 30, 2011 contemporaneous valuation was based on PWERM. The PWERM allocation used a risk adjusted discount rate of 17% based upon an adjusted capital asset pricing model and a lack of marketability discount of 11% in the remaining private company scenario. The marketability discount was reduced from 15% to 11% from the March 31, 2011 valuation to the September 30, 2011 valuation. The reduction in the rate was due primarily to a decrease in the weighted average estimated time for a liquidity event to approximately 0.90 years. The expected outcomes were weighted as follows: 50% probability of an IPO in 0.5 years likely resulting in a market value of $300 million, a 15% probability of an IPO in 1 year likely resulting in a market value of $350 million and a 10% probability of an IPO in 1.75 years, resulting in a market value of $400 million. Similarly, we believed an acquisition of our company would be the second most probable scenario. We believed that there was a 20% chance that our company would be sold or acquired in 1 year likely generating proceeds of $100 million and a 5% chance that our company would be sold or acquired in 1.5 years generating proceeds of $50 million. In the $50 million acquisition scenario, the equity proceeds would be allocated among the preferred stockholders based on liquidation preference seniority and no value would be allocated to the common stockholders.

January and March 2012. For stock options granted in January and March 2012, our board of directors determined the fair market value of our common stock to be $13.80 per share. This fair market value was based on a number of factors, including the recognition of our first royalty revenue related to the licensing of our processor IP and the announcement of our single microphone products in February 2012. The valuation also took into account our continued progress toward becoming a public company and the filing of the registration statement of which this prospectus forms a part in the three months ended March 31, 2012. Our board of directors also considered the December 31, 2011 contemporaneous third-party valuation and determined that the fair market value of our common stock on each grant date was $13.80 per share.

Our board of directors believed that the impact of a transition to a royalty model for the recognition of revenue for one OEM, the continued diversification of the sources of our revenue stream and design wins in 2011 and our outlook, including the revenue transition in the three months ended December 31, 2011 and March 31, 2012, were consistent with the moderate growth in fair market value per share during this period.

The December 31, 2011 contemporaneous valuation was based on PWERM. The PWERM allocation used a risk adjusted discount rate of 16% based upon an adjusted capital asset pricing model and a lack of marketability discount of 10% in the remaining private company scenario. The marketability discount was reduced from 11% to 10% from the September 30, 2011 valuation to the December 31, 2011 valuation. The reduction in the rate was due primarily to a decrease in the weighted average estimated time for a liquidity event to approximately 0.75 years. The expected outcomes were weighted as follows: 55% probability of an IPO in 0.5 years likely resulting in a market value of $350 million, a 15% probability of an IPO in 1 year likely resulting in a market value of $400 million and a 10% probability of an IPO in 1.5 years, resulting in a market value of $450 million. Similarly, we believed an acquisition of our company would be the second most probable scenario. We believed that there was a 15% chance that our company would be sold or acquired in 0.75 years likely generating proceeds of $100 million and a 5% chance that our company would be sold or acquired in 1.25 years generating proceeds of $50 million. In the $50 million acquisition scenario, the equity proceeds would be allocated among the preferred stockholders based on liquidation preference seniority and no value would be allocated to the common stockholders.

On March 15, 2012, our board of directors determined the fair market value of our common stock to be $15.30 per share. Our board of directors considered the continued diversification of the sources of our revenue stream and design wins as well as the March 15, 2012 contemporaneous third-party valuation. The March 15, 2012 valuation was used to assist in the accounting for our convertible preferred stock warrants on March 31, 2012 and no stock options were granted subsequent to the date of the valuation through March 31, 2012.

The March 15, 2012 contemporaneous valuation was based on PWERM. The PWERM allocation used a risk adjusted discount rate of 16% based upon an adjusted capital asset pricing model and a lack of marketability discount of 8% in the remaining private company scenario. The expected outcomes were weighted as follows: 65% probability of an IPO in 0.29 years likely resulting in a market value of $350 million, a 15% probability of an IPO in 0.80 years likely resulting in a market value of $400 million and a 5% probability of an IPO in 1.29 years, resulting in a market value of $450 million. Similarly, we believed an acquisition of our company would be the second most probable scenario. We believed that there was a 10% chance that our company would be sold or acquired in 0.55 years likely generating proceeds of $100 million and a 5% chance that our company would be sold or acquired in 1.04 years generating proceeds of $50 million. In the $50 million acquisition scenario, the equity proceeds would be allocated among the preferred stockholders based on liquidation preference seniority and no value would be allocated to the common stockholders.

Upon completion of this offering, our common stock will be publicly traded and will therefore be subject to potential significant fluctuations in the market price. Such fluctuations, if they occur, could impact the volatility used in the fair value calculations which could also impact our future stock-based compensation, as increased volatility would increase the fair value of the related awards granted in future periods. In addition, increases and decreases in market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Convertible preferred stock warrants

We classify freestanding warrants to purchase shares of our convertible preferred stock as liabilities on our balance sheets and carry them at fair value because the warrants obligate us to transfer assets to the holders under certain circumstances (e.g., upon a change in control) at some point in the future. The warrants are subject to remeasurement at each balance sheet date and we recognize any change in fair value as a component of other income (expense), net in our statements of comprehensive income (loss). We estimated the fair value of these warrants at issuance and at the respective balance sheet dates using the Black-Scholes option pricing model. We recorded amounts of $(58,000), $(88,000), $(822,000) and $(167,000) to other income (expense), net for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively, to reflect an increase in the fair value of these warrants.

We will continue to record adjustments to the fair value of the warrants until they are exercised, converted into warrants to purchase common stock, or expire. Upon the closing of the offering to which this prospectus relates, all outstanding warrants to purchase shares of our convertible preferred stock will become warrants to purchase shares of our common stock and, as a result, will no longer be remeasured at each balance sheet date. The then current aggregate fair value of these warrants at the time of the offering will be reclassified from liabilities to additional paid in capital, a component of stockholders’ equity (deficit).

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering although if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Results of operations

The following table sets forth our historical operating results for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively. The period to period comparison of our financial results is not necessarily indicative of the financial results we may achieve in future periods.

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
	(in thousands)
Revenue:
Hardware	$5,749	$47,920	$97,668	$28,540	$19,409
Licensing	—	—	—	—	11,699

Total revenue	5,749	47,920	97,668	28,540	31,108
Cost of revenue	5,355	19,314	45,707	10,414	13,419

Gross profit	394	28,606	51,961	18,126	17,689
Operating expenses:
Research and development	8,969	11,445	21,578	5,034	5,668
Selling, general and administrative	8,058	12,217	21,237	3,969	7,524

Total operating expenses	17,027	23,662	42,815	9,003	13,192

Income (loss) from operations	(16,633)	4,944	9,146	9,123	4,497
Interest income (expense), net	11	(17)	(8)	(3)	3
Other income (expense), net	(136)	(139)	(843)	(337)	(331)

Net income (loss)	$(16,758)	$4,788	$8,295	$8,783	$4,169

The following table sets forth our historical operating results for 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, respectively, as a percentage of revenue:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Revenue:
Hardware	100%	100%	100%	100%	62%
Licensing	—	—	—	—	38

Total revenue	100	100	100	100	100
Cost of revenue	93	40	47	36	43

Gross margin	7	60	53	64	57
Operating expenses:
Research and development	156	24	22	18	18
Selling, general and administrative	140	26	22	14	24

Total operating expenses	296	50	44	32	42

Income (loss) from operations	(289)	10	9	32	14
Other income (expense), net	(2)	—	(1)	(1)	(1)

Net income (loss)	(291%)	10%	8%	31%	13%

Comparison of the three months ended March 31, 2011 and 2012

Revenue

Revenue increased $2.6 million, or 9%, from $28.5 million for the three months ended March 31, 2011 to $31.1 million for the three months ended March 31, 2012. The increase was due primarily to our largest OEM’s license of our processor IP, as well as continued sales growth to Samsung. The three months ended March 31, 2012 represented the first period in which we recognized royalty revenue from the licensing of our processor IP, which offset a decline in the purchase of our processors from CMs associated with our largest OEM, as that OEM is transitioning to licensing of our processor IP.

Other than the licensing of our processor IP, substantially all of our revenue during these periods was generated from the sale of our products to CMs and OEMs whose primary manufacturing operations and distributors are in Asia. In the three months ended March 31, 2011 and 2012, revenue generated in Asia represented 100% and 62% of our revenue, respectively. In the three months ended March 31, 2011 and 2012, revenue generated in the United States represented 0% and 38% of our revenue, respectively, all of which was royalty revenue from the licensing of our processor IP.

In the three months ended March 31, 2011 and 2012, Foxconn represented 77% and 18%, Protek represented 18% and 6%, Samsung represented 5% and 36% and our largest OEM represented 0% and 38% of our revenue, respectively. No other OEM, CM or distributor represented more than 10% of our revenue in either period. Aggregate sales to distributors accounted for less than 10% of our total revenue in each of the three months ended March 31, 2011 and 2012.

Cost of revenue and gross margin

Cost of revenue increased $3.0 million, or 29%, from $10.4 million in the three months ended March 31, 2011 to $13.4 million in the three months ended March 31, 2012. The increase was primarily due to the increased sales volume of our lower margin processors and a $948,000 write down of excess and obsolete inventory of certain of our processors that exceeded the amount of inventory we needed to retain to satisfy our then-current forecasts of the future demand for our processors. Cost of revenue associated with the license of our processor IP is not significant. Gross margin was 64% and 57% in the three months ended March 31, 2011 and 2012, respectively. The decrease in gross margin was due to a higher proportion of sales of lower margin voice and audio processors and the write down of excess and obsolete inventory, partially offset by recognizing higher margin royalty revenue from the licensing of our processor IP.

Operating expenses

Research and development.    Research and development expenses increased $634,000, or 13%, from $5.0 million in the three months ended March 31, 2011 to $5.7 million in the three months ended March 31, 2012. The increase was primarily due to additions in headcount, resulting in a $1.4 million increase in salaries, employee benefits and stock-based compensation expense. Costs of consulting and outside services, including offshore providers of product development services, increased $603,000 as a result of development projects related to our second generation of voice and audio processors and other new products. This was offset by a $173,000 decrease in mask expenses for the manufacture of our voice and audio processors. Costs were also offset by $1.4 million in the three months ended March 31, 2012 for cash received for the performance of nonrecurring engineering work. We did not receive any amounts for performing non-recurring engineering work in the three months ended March 31, 2011.

Selling, general and administrative.    Selling, general and administrative expenses increased $3.5 million, or 88%, from $4.0 million in the three months ended March 31, 2011 to $7.5 million in the three months ended March 31, 2012. The increase was primarily due to additions in headcount, resulting in a $2.1 million increase in salaries, employee benefits and stock-based compensation expense and a $468,000 increase in audit and legal fees, which was primarily related to our ongoing preparations to become a public company.

Other income (expense), net

Our other income (expense), net decreased $6,000 from expense of $337,000 in the three months ended March 31, 2011 to an expense of $331,000 in the three months ended March 31, 2012. The expense for mark-to-market adjustments in the fair value of our outstanding preferred stock warrants decreased by $170,000 from $337,000 in the three months ended March 31, 2011 to $167,000 in the three months ended March 31, 2012. This was partially offset by an increase of tax provisions of $128,000 from a credit of $5,000 in the three months ended March 31, 2011 to an expense of $123,000 in the three months ended March 31, 2012.

Comparison of years ended December 31, 2010 and 2011

Revenue

Revenue increased $49.8 million, or 104%, from $47.9 million for 2010 to $97.7 million for 2011. The increase was due primarily to Foxconn’s purchase of our voice and audio processors, as well as continued sales growth to other OEMs. Substantially all of our revenue during these periods was generated from the sale of our products to CMs and OEMs with their primary manufacturing operations and distributors in Asia.

In 2010 and 2011, Foxconn represented 81% and 65% and Samsung represented 7% and 20% of our revenue, respectively. In 2011, Protek represented 10% of our revenue. No other OEM, CM or distributor represented more than 10% of our revenue in either period. Aggregate sales to distributors accounted for less than 10% of our total revenue in each of 2010 and 2011.

Cost of revenue and gross margin

Cost of revenue increased $26.4 million, or 137%, from $19.3 million in 2010 to $45.7 million in 2011. The increase was primarily due to the increased volume of our first generation of processors, the A1026, the A1028 and a custom processor for Apple, which achieved volume production in the first half of 2010. Gross margin was 60% and 53% in 2010 and 2011, respectively. The decrease in gross margin was due to a higher proportion of sales of lower margin voice and audio processors in 2011 as we endeavored to diversify our revenue streams.

Operating expenses

Research and development.    Research and development expenses increased $10.2 million, or 89%, from $11.4 million in 2010 to $21.6 million in 2011. The increase was primarily due to additions in headcount, resulting in a $4.7 million increase in salaries, employee benefits and stock-based compensation expense. Costs of consulting and outside services, including offshore providers of product development services, increased $1.7 million as a result of development projects related to our second generation of voice and audio processors and other new products. Other product development and testing costs increased by $1.4 million. These increases were offset by a decrease in mask expenses for the manufacture of our voice and audio processors, which decreased to $967,000 from $1.5 million. Costs were also offset by $1.8 million and $563,000 in 2010 and 2011, respectively, for cash received for the performance of nonrecurring engineering work.

Selling, general and administrative.    Selling, general and administrative expenses increased $9.0 million, or 74%, from $12.2 million in 2010 to $21.2 million in 2011. The increase was primarily due to additions in headcount, resulting in a $6.2 million increase in salaries, employee benefits and stock-based compensation expense and a $1.1 million increase in audit and legal fees, which was primarily related to our ongoing preparations to become a public company.

Other income (expense), net

Other income (expense), net decreased $704,000 from expense of $139,000 in 2010 to expense of $843,000 in 2011. The decrease was primarily due to mark-to-market adjustments in the fair value of our outstanding preferred stock warrants. The increase in the fair value of the warrants due to an improved business outlook was recognized as an expense in other income (expense), net.

Comparison of the years ended December 31, 2009 and 2010

Revenue

Revenue increased $42.2 million, or 740%, from $5.7 million in 2009 to $47.9 million in 2010. The increase was due primarily to Foxconn’s purchase of our processors for a single OEM’s mobile phone that launched in 2010, as well as continued launches of mobile devices by other customers, including Samsung. Substantially all of our revenue in 2009 and 2010 was generated by sales to CMs and OEMs that have their primary manufacturing operations and distributors in Asia.

Foxconn accounted for 0% and 81% of our total revenue in 2009 and 2010, respectively. Sales of our voice and audio processors to Foxconn commenced in production volumes in the second quarter of 2010 and rose throughout the remainder of 2010. In 2009, HTC, LG and Uniquest, a distributor for Samsung, accounted for 36%, 45% and 15% of our total revenue, respectively. No other OEM, CM or distributor represented more than 10% of our total revenue in either period. Aggregate sales to distributors accounted for less than 10% of our total revenue in each of 2009 and 2010.

Cost of revenue and gross margin

Total cost of revenue increased $13.9 million, or 257%, from $5.4 million in 2009 to $19.3 million in 2010. The increase was due to a higher volume of sales. Gross margin rose from 7% in 2009 to 60% in 2010, due to a favorable sales mix of our first generation processors, which achieved volume production in the first half of 2010. In 2009, we wrote down $1.3 million of inventory that exceeded the amount of inventory that we needed to retain to satisfy our then-current forecasts of the future demand for our processors.

Operating expenses

Research and development.  Research and development expenses increased $2.4 million, or 28%, from $9.0 million in 2009 to $11.4 million in 2010. The increase was primarily due to additions in headcount, resulting in a $2.5 million increase in salaries, employee benefits and stock-based compensation expense. Consulting and outside services, including offshore providers of product development services, increased $800,000 in 2010. Increases in research and development expenses were partially offset by a reduction in the cost of mask sets and related costs from $3.7 million in 2009 to $2.5 million in 2010 due to the timing and number of new processor introductions. Costs were also offset by $1.5 million and $1.8 million in 2009 and 2010, respectively, for cash received for the performance of nonrecurring engineering work.

Selling, general and administrative.  Selling, general and administrative expenses increased $4.1 million, or 51%, from $8.1 million in 2009 to $12.2 million in 2010. The increase was primarily due to additions in headcount, resulting in a $2.0 million increase in salaries, employee benefits, stock-based compensation and recruiting expenses. Legal costs associated with our intellectual property protection program increased by $500,000. We also incurred an additional $260,000 associated with increased marketing activities.

Quarterly results of operations

The following table sets forth our unaudited statements of operations data for each of the last nine quarters. The unaudited quarterly data was prepared on the same basis as the audited financial statements included elsewhere in this prospectus. You should read this information together with our financial statements and related notes included elsewhere in this prospectus. The results of the quarterly historical periods presented below are not necessarily indicative of the results of operations for a full year or any future periods.

	Three months ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012
	(in thousands, unaudited)
Revenue:
Hardware	$1,674	$7,314	$19,177	$19,755	$28,540	$24,870	$26,306	$17,952	$19,409
Licensing	—	—	—	—	—	—	—	—	11,699

Total revenue	1,674	7,314	19,177	19,755	28,540	24,870	26,306	17,952	31,108
Cost of revenue	1,259	3,585	7,217	7,253	10,414	11,533	13,798	9,962	13,419

Gross profit	415	3,729	11,960	12,502	18,126	13,337	12,508	7,990	17,689
Operating expenses:
Research and development	1,915	2,271	4,080	3,179	5,034	5,183	4,388	6,973	5,668
Selling, general and administrative	2,268	2,769	3,158	4,022	3,969	5,081	5,820	6,367	7,524

Total operating expenses	4,183	5,040	7,238	7,201	9,003	10,264	10,208	13,340	13,192

Income (loss) from operations	(3,768)	(1,311)	4,722	5,301	9,123	3,073	2,300	(5,350)	4,497
Interest income (expense), net	(12)	(3)	(2)	—	(3)	(2)	—	(3)	3
Other income (expense), net	20	28	(36)	(151)	(337)	(321)	101	(286)	(331)

Net income (loss)	$(3,760)	$(1,286)	$4,684	$5,150	$8,783	$2,750	$2,401	$(5,639)	$4,169

The following sets forth notable fluctuations in our quarterly results of operations:

Our revenue increased to $7.3 million in the three months ended June 30, 2010 and was mostly attributed to our sale of processors to Foxconn. Revenue attributable to Foxconn during this quarter was $5.4 million. For the three months ended September 30, 2010, December 31, 2010 and March 31, 2011, sales to Foxconn increased to $16.3 million, $17.2 million and $22.0 million, respectively, as a result of user acceptance of mobile phones launched commercially in mid-2010. For the three months ended June 30, 2011, total revenue decreased $3.7 million, or 13%, from the previous quarter primarily due to a decrease in sales to Foxconn partially offset by an increase in sales to Samsung. For the three months ended December 31, 2011, total revenue decreased $8.4 million, or 32%, from the previous quarter primarily due to a decrease in sales to Foxconn and Protek as we transitioned to a processor IP licensing model with a single OEM, for which there is a one quarter lag in recognizing royalty revenue, and a seasonal decrease in sales to Samsung. In the three months ended March 31, 2012, total revenue increased $13.2 million from the prior quarter to $31.1 million. This increase was primarily due to our first time recording of royalty revenue in the amount of $11.7 million. In addition, while overall hardware revenue increased, hardware sales to our largest OEM decreased which was more than offset by higher hardware sales to Samsung.

Our gross profit improved in 2010 primarily due to a favorable sales mix of higher margin voice and audio processors and cost efficiencies as a result of higher unit volumes. As we endeavored to diversify our revenue in 2011, gross profit decreased due to sales of lower margin voice and audio processors. Gross profit increased in the three months ended March 31, 2012 as a result of our recognition of royalty revenue and was partially offset by product mix differences from the prior quarter and an excess and obsolete inventory write down of $948,000.

In each of the quarters of 2010, we added to our levels of staffing company-wide, and, in doing so, increased expenses associated with salaries and bonuses, employee benefits and stock-based compensation. We also received cost reimbursements, periodically, for performing nonrecurring engineering services for a single OEM, which reduced our total research and development expenses. Selling, general and administrative costs for corporate legal, intellectual property legal, audit and tax services also increased due to the growth of our business.

During 2011, we continued to add to our levels of staffing through all departments, thereby increasing salaries and bonuses, employee benefits and stock-based compensation expenses. Research and development expenses during the three months ended March 31, 2011 increased $1.9 million over the previous quarter and included a reduction in research and development expense during the previous quarter from the effect of a nonrecurring engineering service fee. Our selling, general and administrative expenses increased $1.1 million during the three months ended June 30, 2011 and were mostly a result of an increase in audit and legal fees, which were primarily related to our ongoing preparations to become a public company. Research and development expenses during the three months ended September 30, 2011 decreased $795,000 over the previous quarter due in part to receiving a nonrecurring engineering service fee. Our research and development expenses increased $2.6 million during the three months ended December 31, 2011 over the previous quarter due to both an increase in mask expenses for the manufacture of our voice and audio processors and to additions to headcount resulting in increases in salaries, employee benefits and stock-based compensation. In the three months ended March 31, 2012, research and development expenses associated with increases in salaries, employee benefits, stock-based compensation and consulting were partially offset by a payment of $1.4 million received for the performance of nonrecurring engineering work. During the same period, our selling, general and administrative expenses increased $1.2 million primarily due to increases in headcount and related costs, as well as audit and legal services.

Liquidity and capital resources

Since our inception, we have incurred significant losses, and, as of March 31, 2012, we had an accumulated deficit of $38.0 million. We have funded our operations primarily with proceeds from the sale of an aggregate of $74.3 million of convertible preferred stock issued to date, cash flows from operations and borrowings under our credit facilities. As of March 31, 2012, we had cash and cash equivalents of $18.7 million, $69,000 of capital lease obligations and $4.3 million of operating lease obligations.

As of March 31, 2012, we also had access to a $10.0 million revolving line of credit, with available funds based on eligible accounts receivable and customer purchase orders. As of March 31, 2012, we had no outstanding borrowings under this line of credit. Our master loan agreement for our revolving line of credit and equipment loan contains covenants.

We believe that our existing sources of liquidity will satisfy our working capital and capital requirements for at least the next 12 months. We cannot assure you that we will be successful in executing our business plan, maintaining and growing our existing customer base or achieving profitability. Failure to generate sufficient revenue or control costs may require us to raise additional capital through equity or debt financing. Such additional financing may not be available on terms acceptable to us, or at all, and could require us to modify, delay or abandon some of our planned future expansion or expenditures or reduce some of our ongoing operating costs. If we are unable to obtain additional financing, it could have a material adverse effect on our business, financial condition, operating results and cash flows and ability to achieve our intended business objectives. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our cash flows for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 were as follows:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(14,919)	$(8,304)	$6,292	$963	$3,795
Net cash provided by (used in) investing activities	726	(560)	(1,744)	(504)	(700)
Net cash provided by (used in) financing activities	16,197	14,544	(601)	48	(320)
Effect of exchange rate change on cash and cash equivalents	59	(31)	(59)	(3)	(52)

Net increase in cash and cash equivalents	2,063	5,649	3,888	504	2,723

Cash and cash equivalents:
Beginning of period	4,383	6,446	12,095	12,095	15,983

End of period	$6,446	$12,095	$15,983	$12,599	$18,706

Cash flows from operating activities

Our operating cash flows primarily consist of and depend on the timing and amount of cash receipts from sales of our products and royalty payments, inventory purchases and our payment of operating expenses. Net cash used in operating activities for the periods presented consisted of net income or losses adjusted for certain noncash items and changes in working capital. Within changes in working capital, changes in accounts receivable, inventory and accounts payable generally account for the largest adjustments, as we typically use more cash to fund accounts receivable and build inventory as our business grows. Increases in accounts payable typically provides more cash as we do more business with our contract foundries and other third parties, depending on the timing of payments.

Cash flows from investing activities

Our investing activities consist primarily of purchases and sales of short-term investments, purchases of property and equipment and costs incurred to register and maintain our intellectual property, such as patents and trademarks. We expect to continue to make significant capital expenditures to support our expanding operations and incur costs to protect our investment in our developed technology and intellectual property.

Cash flows from financing activities

To date, we have financed our operations primarily with proceeds from the sale of our convertible preferred stock and borrowings under our credit facilities.

Comparison of three months ended March 31, 2011 and 2012

Cash flows from operating activities.    For the three months ended March 31, 2012, net cash provided by operating activities was $3.8 million, as compared to net cash provided by operating activities of $1.0 million for the three months ended March 31, 2011. The most significant component of the increase was the receipt of royalty revenue from a single OEM in the three months ended March 31, 2012 without any use of cash to purchase inventory to support the revenue. Net income was $4.2 million for the three months ended March 31, 2012 and $8.8 million for the three months ended March 31, 2011. In addition, a decrease in accounts receivable due to the timing of cash receipts contributed to the increase in cash from operating activities. In the three months ended March 31, 2012, a $948,000 charge for excess and obsolete inventory also had an impact on cash flows from operating activities relative to net income.

Cash flows from investing activities.    For the three months ended March 31, 2012, net cash used in investing activities was $700,000, as compared to $504,000 for the three months ended March 31, 2011, due primarily to purchases of property and equipment to support the growth in our business.

Cash flows from financing activities.    For the three months ended March 31, 2012, net cash used in financing activities was $320,000, as compared to net cash generated by financing activities of $48,000 for the three months ended March 31, 2011. The decrease was due primarily to our payment of costs associated with the offering to which this prospectus relates.

Comparison of years ended December 31, 2010 and 2011

Cash flows from operating activities.    For 2011, net cash provided by operating activities was $6.3 million, as compared to net cash used in operating activities of $8.3 million for 2010. The most significant component of this change was Foxconn’s commercial scale production of mobile phones with our processor, as well as continued revenue growth from other OEMs, yielding net income of $8.3 million for 2011 compared to a net income of $4.8 million for 2010. In addition, a decrease in accounts receivable due to the timing of payments contributed to the increase in cash from operating activities. To a much lesser extent, other changes in working capital, mostly due to the timing of when liabilities were incurred and payments were received, partially offset the benefit of the growth in net income for 2011, from the lower net income for 2010, as 2010 was the first year in which we achieved profitability.

Cash flows from investing activities.    For 2011, net cash used in investing activities was $1.7 million, as compared to $560,000 for 2010, due primarily to purchases of property and equipment to support the growth in our business.

Cash flows from financing activities.    For 2011, net cash used in financing activities was $601,000 as compared to $14.5 million for 2010. The decrease was due primarily to our receipt of proceeds from the sale of our Series E preferred stock in February and March 2010 and payment of $758,000 in expenses associated with the offering.

Comparison of years ended December 31, 2009 and 2010

Cash flows from operating activities.    For 2010, net cash used in operating activities fell to $8.3 million from $14.9 million for 2009. The most significant component of this change was Foxconn’s commercial scale production of mobile phones with our processor in mid-2010. This resulted in net income of $4.8 million in 2010 compared to a net loss of $16.8 million in 2009. This net income benefit was partially offset by an increase in accounts receivable and an increase in inventories to support our increased sales volumes.

Cash flows from investing activities.    For 2010, net cash used in investing activities was $560,000, as compared to net cash provided by investing activities of $726,000 for 2009. The change was due primarily to higher purchases of property and equipment in 2010 to support our growth, partially offset by proceeds received upon maturity of our money market and certificate of deposit investments.

Cash flows from financing activities.    For 2010, net cash provided by financing activities fell to $14.5 million from $16.2 million for 2009. In 2010, we completed the sale of our Series E preferred stock and repaid the $800,000 balance under our revolving line of credit. In 2009, we completed the sale of our Series D preferred stock and received $411,000 in proceeds from our equipment term loan and $800,000 under our revolving line of credit.

Off balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purpose.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments for principal and interest payments due on our capital lease facility and operating lease payments as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

	(in thousands)
Capital lease obligations	$103	$103	$—	$—	$—
Operating lease obligations	2,153	1,133	1,020	—	—
Components purchase obligations(1)	11,788	11,788	—	—	—

	$14,044	$13,024	$1,020	$—	$—

(1)	Purchase obligations represent outstanding purchase orders that we have placed with our suppliers as of December 31, 2011. The lead time for delivery is long, typically 12 to 14 weeks, and suppliers must prepare unique materials for us at the beginning of the fabrication process. Accordingly, we are precluded from cancelling our orders once placed and the production process has begun.

As of December 31, 2011 and March 31, 2012, we had no liability for uncertain tax positions.

As of March 31, 2012, we had purchase obligations with our third-party foundries and other suppliers of $10.3 million due within one year, and no purchase obligations due after one year. As of the same date we had $69,000 of capital lease obligations due within one year and no capital lease obligations due after one year, as well as operating lease obligations of $4.3 million, of which $2.4 million was due within one year and $1.9 million was due after one year.

Our operating lease commitments as of December 31, 2011 and as of March 31, 2012 primarily relate to the lease of our corporate headquarters in Mountain View, California and, to a lesser extent, our offices in Scotts Valley, California, Lafayette, Colorado, South Korea, Taiwan, China, Singapore and India. Other than our Mountain View, California, Taiwan and China leases, these leases are for a remaining period of less than 12 months.

Our capital lease consists of equipment financing arrangements with Silicon Valley Bank.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange rate and interest rate sensitivities as follows:

Foreign currency risk

We sell our products to CMs and OEMs with their primary manufacturing operations and distributors in Asia. All sales of our processors and the license of our processor IP are denominated in U.S. dollars. We incur a small portion of our expenses in currencies other than the U.S. dollar. The expenses we incur in currencies other than U.S. dollars affect gross profit, selling, general and administrative expenses and income taxes.

As of December 31, 2011 and March 31, 2012, the functional currency of our non-U.S. entities was the U.S. dollar. Transaction gains and losses resulting from transactions denominated in currencies other than the respective functional currencies are included in “other income (expense), net” for the periods presented. The amounts of transaction gains and losses were not material in any of the periods presented.

Given that the operating expenses that we incur in currencies other than U.S. dollars have not been a significant percentage of our revenue, we do not believe that our foreign currency exchange rate fluctuation risk is significant. Consequently, we do not believe that a hypothetical 10% change in foreign currency exchange rates would have a significant effect on our future net income or cash flows as of March 31, 2012.

We have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments. Although we transact the overwhelming majority of our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products and thus may impact our results of operations and cash flows.

Interest rate sensitivity

We had cash and cash equivalents of $18.7 million as of March 31, 2012. Our cash and cash equivalents are held primarily in cash deposits and money market funds. We hold our cash and cash equivalents for working capital purposes. Due to the short-term nature of these instruments, we believe that we do not have material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates will reduce future interest income. During the three months ended March 31, 2012, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

Recent accounting pronouncements

In May 2011, the FASB amended its guidance related to fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The

amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the updated guidance should not result in a change in the application of previous fair value measurement guidance. The guidance is effective for annual and interim periods beginning after December 15, 2011 for public companies and for annual periods beginning after December 15, 2011 for nonpublic companies. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance related to the presentation of comprehensive income. This update gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for annual and interim periods beginning after December 15, 2011 for public companies and for annual periods beginning after December 15, 2011 for nonpublic companies and we applied it retrospectively. Adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

Business

Business overview

We are the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices. We collaborate with leading auditory neuroscientists to understand the human auditory system and have developed purpose-built processors that combine science and technology to function like human hearing. Our low power, hardware-accelerated DSPs and associated algorithms substantially improve sound quality and suppress noise in mobile devices. As the primary driver of the mobile device market, the mobile phone continues to play an increasingly prominent role in peoples’ lives. Voice communication is a primary function of mobile phones, and we expect voice to increasingly complement touch as a core user interface, heightening the importance of voice and audio quality in mobile devices.

The human auditory system is remarkable for its ability to isolate individual sources within a complex sound mixture, which we refer to as auditory intelligence. We have incorporated this auditory intelligence into an intelligent platform by employing CASA, a scientific discipline dedicated to mapping the sound separation functions in human hearing, into a computational framework. This approach enables our products to intelligently characterize, group and isolate sounds to improve sound quality while suppressing noise. We believe that our approach addresses the challenge of providing clear and consistent voice and audio quality more effectively than other available solutions. We also believe that our highly scalable platform will enable us to create and drive differentiated user experiences, such as robust speech recognition and high-quality audio for mobile video communication.

Our platform consists of our proprietary, purpose-built DSPs, analog and mixed signal circuits and algorithms for voice isolation and noise suppression. We also provide our proprietary AuViD graphical design tools to help OEMs design in and tune our products in their efforts to bring mobile devices with the best voice and audio quality to market rapidly. Our technologies and tools are underpinned by our significant intellectual property, resulting in a strong foundation from which to extend the value of our platform through continued innovation and integration of adjacent voice and audio functionality.

We were founded in 2000 and initially targeted the rapidly growing mobile device market, including mobile phones, media tablets and mobile PCs. We began production shipments in 2008 and had sold over 160 million processors to our OEM customers as of March 31, 2012. In addition to the mobile device market, we believe that our voice and audio technology is also applicable to a broad range of other market segments, including automobile infotainment systems, digital cameras, digital televisions, headsets and set top boxes, for which we have not yet released products.

We are headquartered in Mountain View, California, reincorporated in Delaware in June 2011 and had 206 employees as of March 31, 2012. We outsource the manufacture of our voice and audio processors to independent foundries and use third parties for assembly, packaging, test and logistics. We had total revenue of $5.7 million, $47.9 million, $97.7 million and $31.1 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. We had net income (loss) of $(16.8) million, $4.8 million, $8.3 million and $4.2 million for 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. Historically, our revenue has been significantly concentrated in a small number of OEMs, CMs and distributors and we expect that concentration to continue for the foreseeable future. In 2010, 2011 and the three months ended March 31, 2012, our largest OEM and Foxconn and Protek, its CMs, represented 82%, 75% and 62% of our revenue, respectively, and Samsung represented 7%, 20% and 36% of our revenue, respectively. We are undergoing a transition in our sales model with our largest OEM and have licensed processor IP to the OEM for its latest generation of mobile phones, and are continuing to sell processors to its CMs for older generations of mobile phones. We began recognizing royalty revenue from this OEM in the three months ended March 31, 2012, and we expect that our total revenue from this OEM and its CMs will continue to decline as we receive a lower royalty per mobile device than the selling price of a stand-alone processor.

Industry overview

Mobile devices are ubiquitous today and play an increasingly prominent role in peoples’ lives. However, due to network and device limitations, voice quality has not changed significantly since the introduction of mobile phones. For example, the frequency range of sound has historically been constrained by narrowband, circuit switched networks, resulting in lower voice quality than in a face-to-face conversation. In addition, mobile devices have been unable to adequately separate the user’s voice from background noise. As a result, users have had to tolerate noisy, poor quality voice communication. After years of mobile network infrastructure investments in bandwidth and connectivity, MNOs are turning their attention to voice and audio quality as a way to improve user experience, satisfaction and loyalty.

The transition from narrowband to wideband communications has produced networks capable of carrying higher quality signals, and the sound quality delivered by these networks is poised for significant improvement. Advanced voice and audio solutions will also enable mobile devices to improve sound quality and enhance the user experience. As users increasingly become aware of these network and device improvements, they are demanding improved voice quality in the devices they depend upon, including smartphones, feature phones, media tablets and mobile PCs. In addition, new applications and functionality, such as voice as a user interface, will require improved voice and audio quality. We expect that OEMs and MNOs will increasingly adopt advanced voice and audio solutions as they seek to differentiate future products and services.

IDC estimates that the market for mobile devices, including smartphones, feature phones, media tablets and mobile PCs, will grow to 2.6 billion units by 2015. This market is undergoing rapid change, and IDC expects fast growing segments such as smartphones and media tablets to have 2010 to 2015 unit CAGRs of 28% and 50%, respectively, driving growth and changing user expectations for mobile devices. Dedicated voice and audio processors are expected to expand rapidly as a new category not only in mobile devices, but also in additional market segments into which we have not yet released our products such as automobile infotainment systems, desktop PCs, digital cameras, digital televisions, headsets and set top boxes. IDC estimates that voice and audio processor unit sales will grow from 63 million units in 2010 to over 1.6 billion units in 2015, representing a CAGR of 92%.

Trends driving demand for high-quality voice and audio solutions in mobile devices

Sound quality is fundamental to the user experience in mobile communications. A variety of trends are driving demand for high-quality voice and audio solutions in mobile devices, including:

Users expect more freedom in how and where they communicate.    Users increasingly want to make or take calls with their mobile devices in noisy environments, but they also want to hear and be heard clearly. Users want a consistent, high-quality voice and audio experience whether conducting a conference call from an airport, video chatting in a cafe, calling a friend hands-free while driving or capturing and posting multimedia content to a social network page.

Emerging adoption of wideband communications networks.    MNOs are migrating the delivery of voice content from narrowband, circuit-switched public networks to more advanced, wideband, packet-switched Internet Protocol networks. Internet Protocol-based coding and transmission enables a much richer voice experience by widening the prior frequency limits on voice transmission.

Users expect high-quality voice and audio in their mobile devices.    As MNOs and OEMs promote new wideband networks and more advanced mobile devices in their marketing campaigns, users are learning to expect and seek improved voice and audio quality from those networks and devices.

Increased functionality in mobile devices.    OEMs are adding new features to mobile devices that were historically found only in stand-alone devices such as music players, video cameras, navigation devices, gaming devices and others. Substantial improvements in voice and audio quality improve the user experience for many of these functions. OEMs are making greater investments in voice and audio quality for multifunction mobile devices.

Increased far-field interaction with mobile devices.    An increasing number of applications require far-field use cases, in which the microphone is held farther from the sound source than traditional handset use modes. A common far-field use case is speakerphone mode, which is typically used with applications such as Skype, Facetime, hands-free calling and Google Voice Search. These and other applications require a combination of speech, touch and visual interaction where the mobile device is held away from the speaker. Far-field uses are more vulnerable to background noise interference and poor voice quality given the speaker’s distance from the device.

Voice is becoming a preferred interface for mobile devices.    Voice communication is a fundamental form of human interaction and represents a natural interface for mobile devices. A common use of voice as a mobile device interface is in automobiles, where users are required to comply with hands-free legislation. Similar to the evolution of touch as an interface, speech recognition is expected to be increasingly important, particularly as voice-enabled applications become more prevalent and viable.

Poor-quality audio impacts the HD video experience.    As HD video content continues to become increasingly prevalent within broadband and broadcast networks, we believe that a high-quality audio user experience will provide a point of substantial differentiation in the experience of consuming media content, and that robust real-time voice and audio processing will play an important role in user satisfaction as HD video capture and playback on mobile devices becomes more common.

Voice and audio subsystem in mobile devices

The voice and audio subsystem in a typical smartphone includes a baseband processor for modulation and transmission of voice and audio signals, an application processor for multimedia-based applications, audio codecs to digitally encode and decode audio signals, as well as acoustic elements such as microphones and speakers. Some mobile devices only incorporate a single microphone as part of the audio subsystem, while more advanced mobile devices use two microphone solutions to increase the amount of information available to improve the voice and audio performance of the device. The voice and audio subsystem also includes other analog circuits, such as data converters, amplifiers and mixers, each of which has a specific function along the signal chain.

Figure 1: Illustrative voice and audio subsystem for a typical smartphone

Innovation in the voice and audio subsystem

A greater number of mobile devices are incorporating a new category of voice and audio processors with dedicated processing resources and specialized algorithms to improve user experience. The pace of innovation in voice and audio processing has recently accelerated, with the adoption of two microphone nonstationary noise suppression solutions. We believe that new technology development and introduction will continue at a rapid pace for the foreseeable future, driven by demand for improved voice and audio quality, with voice becoming a core user interface in mobile devices.

Challenges in delivering high-quality voice and audio solutions in mobile devices

The mobile environment is noisy.    The availability of mobile networks has provided users the ability to communicate anywhere, including in noisy environments where unwanted sound makes it difficult for users to hear and be heard. New and existing far-field uses, such as video calling and speakerphone mode, make mobile communications even more susceptible to degradation by ambient noise. In addition, new voice communication technologies such as Skype that use Internet Protocol-based communication offer a wider audio frequency range, but are inherently noisier than typical narrowband communications.

Isolating voice from background noise is very difficult.    Removing background noise while preserving speech quality is challenging. Nonstationary noise, such as voice or music, which constantly changes in both frequency and loudness, is particularly problematic. Nonstationary noise is highly distracting to a listener and is especially difficult to remove without affecting speech quality, due in part to the similarity of such noise to speech itself. An effective solution should be able to remove all noise types, in almost all conditions, without harming speech quality.

A complete voice and audio solution cannot be provided without consistent voice isolation.    For an improved mobile device user experience, it is necessary to provide high-quality echo cancellation, equalization, receive channel enhancement and improved speaker output. In order to accomplish this, it is essential to have a detailed analysis of the sound sources and consistently isolate the voice or audio signal of interest for focused and effective improvement across use cases and noise environments. For example, receive channel enhancement requires isolation of voice from noise in the far-end signal, as well as analysis of local noise sources.

Implementing high-quality voice and audio solutions on mobile devices creates additional challenges.    Mobile devices are small, thereby limiting any opportunity to spread out or use a large number of microphones to locate the desired voice. The small form factor of mobile devices also makes it difficult to physically separate speakers from microphones to prevent echo. There is typically little or no flexibility to adapt the mobile device form factor to the acoustic needs of a voice processing solution. Cost constraints often compel OEMs to use low cost, commoditized microphones and speakers, which have significant manufacturing variances that impair most multimicrophone solutions. Low power consumption requirements preclude the use of high-power integrated circuits or software. Finally, short design cycles further exacerbate these issues by limiting the window of time to tune device performance for a device’s individual acoustic and electronic characteristics.

All of these challenges impair basic voice call quality and are magnified for emerging uses of voice and audio such as video communication, speech recognition and multimedia capture and playback, which depend on far-field use cases and/or wideband frequencies.

Traditional signal processing techniques are not scalable or adaptable to dynamic sound environments.    Conventional approaches deployed in baseband and other processors lack the sophistication to benefit from greater compute capabilities and are unable to mitigate nonstationary noise effectively. These techniques exhibit the following shortfalls:

•	Stationary noise suppression—removes only small amounts of slowly changing noise, such as noise from a fan.

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Beam-forming—uses multiple microphones, relies on directional noise suppression and is susceptible to variations in noise direction and device position. These variations degrade the user experience because the distracting noise randomly appears and disappears. Overall performance is highly sensitive to manufacturing variations in microphones.

•	Voice activity detection—prevents noise when a user is not talking and passes through noise when the user is talking.

While these techniques are often combined, they do not mitigate one another’s shortcomings, and the result can be inconsistent performance, poor voice quality and a poor user experience.

Our solution

We provide intelligent voice and audio solutions that substantially improve sound quality and suppress noise in mobile devices. We believe that our auditory intelligence approach addresses the challenge of providing clear and consistent voice and audio quality more effectively than other available solutions. Our platform consists of our proprietary, purpose-built DSPs, analog and mixed signal circuits and algorithms for voice isolation and noise suppression. In addition, we provide our proprietary AuViD graphical design tools to help OEMs design in and tune our products in their efforts to bring the best voice and audio quality mobile devices rapidly to market.

Benefits to mobile device users

Our solutions improve user experiences by delivering the following benefits:

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Differentiated voice and audio quality.    Our products substantially improve voice quality and reduce background noise in mobile devices wherever they are used. Users can more comfortably hear and be heard in noisy environments, such as the sidewalk of a busy street, a sporting event or an airport terminal, without needing to elevate their voices, strain to hear or mute their lines. Users can speak quietly and in a normal tone of voice while in a noisy environment, thereby gaining privacy. Users can also experience the benefits of wideband networks more fully without the background noise interference to which wideband communication is particularly susceptible.

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Consistent voice and audio experience.    Our products enable a more consistent voice and audio experience, regardless of the use case or the surrounding noise environment. Our voice isolation and noise suppression techniques enable users to communicate clearly irrespective of noise type or location, such as background noise, acoustic echo or unwanted voices or sounds. The quality of our solution is robust on either narrowband or wideband networks and is not significantly impacted by the angle or position of the mobile device relative to the user. Our solutions effectively support video calling on mobile devices, a far-field use case.

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Robust speech recognition.    By combining our high-quality voice isolation capability with next generation third-party speech recognition software, our intelligent voice and audio solutions improve the user experience with speech recognition applications. For example, users are better able to use their devices’ speech-to-text applications to find driving directions without needing to manually type the address. Users can also use voice commands to search while holding their devices at a distance to simultaneously see search results.

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Clarity of audio capture and playback.    We believe that demand for creating and viewing user-generated content will lead users to select devices that feature differentiated HD audio and video capture. Our solutions enable functions relying on voice and audio to work in a more robust and consistent manner. Users can take part in HD video conference calls or record HD video, where our solutions can isolate or improve the accompanying audio. Users also experience improved voice and audio quality on streaming or downloadable video, music and television content, even on small, inexpensive mobile device speakers.

Benefits to the mobile device ecosystem

Our technology and collaboration efforts also benefit other members of the mobile device ecosystem, including OEMs, MNOs, mobile operating system providers and application vendors.

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Original equipment manufacturers.    OEMs can more effectively differentiate their mobile devices by providing a better user experience when our intelligent voice and audio solutions are incorporated into their products. Our processors also provide more consistent performance over variations in device manufacturing tolerances. OEMs benefit from our processors’ small die size, power-efficient design and our support capabilities, including our development and integration tools which ensure seamless compatibility and rapid time to market. Our solutions also help OEMs’ mobile devices to meet specifications set by MNOs regarding voice and audio quality.

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Mobile network operators.    By improving the user experience, we believe that our processors can increase user demand for mobile communication services, enhance user satisfaction and promote user loyalty. Our processors’ noise suppression capabilities also have the potential to increase network capacity for MNOs by reducing the transmission of noise.

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Mobile operating system providers.    Mobile operating system providers benefit from our processors’ ability to intelligently analyze and understand the sound environment in support of speech recognition, multimedia and other applications.

Figure 2: Audience and the mobile device ecosystem

Our competitive strengths

Since our founding, we have focused on understanding sound to improve the user experience. We have combined auditory neuroscience and technology to improve voice and audio quality in mobile devices. In so doing, we have created a new category of advanced voice and audio solutions for mobile devices. Our leadership position in this category results from the following core strengths:

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Deep domain expertise in voice and audio communications.    Our team includes leading innovators in CASA, speech analysis and coding, spatial audio and acoustics, among other disciplines. More than two-thirds of our research and development team have advanced engineering degrees. At Audience, this team has leveraged that experience to develop and deploy two generations of CASA-based voice and audio products, creating a new category of voice and audio processors.

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Differentiated, scalable technology platform.    Our proprietary platform offers high-quality voice and audio performance at low power by leveraging our purpose-built DSPs and algorithms. Our CASA-based architecture scales with compute power and across new applications and use cases. We believe this ability to scale our technology differentiates us from alternative approaches to voice and audio quality. Additionally, the flexibility of our platform’s design interface makes it easy for customers to integrate our products into a wide range of mobile devices.

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Strong relationships with industry leading MNOs and operating system developers.    Our collaboration with leading MNOs provides us visibility into critical design specifications and development timelines, which helps to keep us at the forefront of technological innovation in voice and audio solutions. We also influence the design specifications for OEMs’ devices set by certain of these MNOs to increase demand for our products. We are actively engaged in various ways with leading MNOs, including AT&T, China Mobile, Orange, Sprint Nextel, Telecom Italia, T-Mobile, Verizon and Vodafone. In addition, we are building relationships with operating system providers, such as Google, Inc., whose operating system enables speech recognition and other applications that can leverage the capabilities of our platform.

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Collaboration and repeat design wins with leading OEMs.    Through close, long-term relationships with OEMs, we gain both a unique understanding of their product roadmaps and an ability to influence design decisions. These insights help us to anticipate our key OEMs’ future voice and audio challenges and drive our product and technology roadmap. As of March 31, 2012, our processors had been incorporated in over 70 mobile device models that have reached commercial production, including those sold by leading OEMs, such as Apple through its CMs Foxconn and Protek, HTC, LG, Pantech, Samsung, Sharp and Sony. We believe that these OEMs have repeatedly selected us based on the high quality, performance and reliability of our solutions.

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Significant OEM design support capabilities.    We work closely with OEMs throughout their design processes using our proprietary AuViD graphical design tools to integrate our solutions into their mobile devices, which enables us to improve design efficiency, increase productivity and establish differentiated design relationships with OEMs. We also have a considerable field application engineering team to provide design support capabilities, enabling OEMs to efficiently deploy our solutions across their portfolio.

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Significant intellectual property portfolio in voice and audio technologies.    Our intellectual property consists of core technology related to mapping the human auditory system within a computational framework, as well as the technology, tools and methods related to the implementation of these technologies in mobile devices. As of March 31, 2012, this intellectual property included seven issued U.S. patents, 87 pending U.S. patent applications and 37 pending foreign patent applications, as well as proprietary analog and digital signal processing building blocks, optimizations for programmable DSP architectures, multimedia processing, audio algorithms, audio codecs and amplifiers, embedded firmware and operating systems, tools and audio tuning capabilities.

Our strategy

Our mission is to be the leading provider of intelligent voice and audio solutions for the mobile device and consumer electronics markets. Key elements of our strategy include:

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Innovate to further improve the user experience.    We believe that there is significant opportunity for substantial improvement in voice and audio quality relative to capabilities available in the market today. We expect users to continue to demand improved voice quality during mobile phone calls, as well as an expanding range of mobile device uses and applications. We intend to continue to develop innovative voice and audio solutions to satisfy that demand.

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Improve and extend our proprietary platform.    Our technology is built upon a unique approach to voice and audio processing that begins by modeling the human auditory system. We intend to advance our modeling of this system to access its untapped potential within our scalable architecture. Modeling advancements will allow us to improve our platform’s performance and to incorporate added capabilities and features into future product generations that support new applications in real-time communications, speech recognition and multimedia.

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Develop and expand relationships with OEMs.    Our solutions enable OEMs to differentiate their products in their highly competitive markets. We intend to continue to develop relationships with new OEMs and to expand our existing engagements to increase our solutions’ penetration across OEMs’ product platforms. In addition, we intend to continue to develop our application engineering capabilities to more rapidly integrate our voice and audio solutions into new device platforms.

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Extend collaboration with leading MNOs and operating system developers.    We intend to continue our work with MNOs to improve the user experience with mobile devices on their networks. We also intend to continue to partner with MNOs to extend our reach into additional international markets. We expect to work with mobile operating system and applications developers to further align our solutions and to refine our roadmap to support future generations of software applications.

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Leverage our technology leadership to penetrate new market segments.    Our proprietary technology can be applied to numerous adjacent market segments where users will benefit from improved voice and audio capabilities. These new market segments may include automobile infotainment systems, desktop PCs, digital cameras, digital televisions, headsets and set top boxes.

Our technology

We collaborate with leading experts in auditory neuroscience to understand the detailed function of the human auditory pathway, uniquely combining science and technology to model the functions of human hearing. Our architecture combines scientific breakthroughs with DSP hardware acceleration to deliver a solution with the intelligence of human hearing in the size and power constraints of mobile devices.

The human auditory system is remarkable for its ability to identify and isolate individual sources within a complex sound mixture to enable people to hear the desired sound source clearly, which we refer to as auditory intelligence. To effectively manage the separation and identification of individual sounds, the human hearing system evaluates the entire auditory scene based on a variety of characteristics. Employing the science of CASA, our proprietary technology has been designed to intelligently characterize, group, classify the auditory scene and isolate a speaker’s voice from noise.

Our proprietary CASA-based algorithms provide a rich, highly integrated capability we use to deliver leading-edge voice and audio quality solutions. Our platform allows us to create custom, hardware-accelerated DSPs, purpose-built for our algorithms, to provide top performance with low power characteristics. Our core technology has already scaled from basic calls to more difficult voice use cases, such as wideband speakerphone mode. We believe our dedicated approach to voice and audio processing will continue to enable our solutions to scale along with the demands in mobile devices for increased performance and more robust feature sets. Our architecture will allow us to incorporate additional intelligence into our solutions in each of the processing stages, such as adding new characterization cues to enable more refined decision making. We believe that this will enable our solutions to better address new and more challenging use cases and noise conditions as compared to traditional approaches.

The following descriptions and diagram of corresponding stages depict our CASA-based architecture.

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Fast Cochlea Transform (FCT).    Our proprietary FCT architecture, based on the human cochlea, transforms incoming sound waves into frequency components in order to map the digital audio stream into a three-dimensional representation of the sound mixture. This approach has significant benefits over the typical method, the Fast Fourier Transform (FFT). In particular, it offers much higher spectro-temporal resolution than is possible using FFT, enabling precise characterization and analysis of the auditory scene, similar to the analysis that occurs in the human auditory pathway. Our solutions attain this resolution with very low latency, which is necessary for use in real-time communications. This combination of high resolution and low latency is unique to the FCT.

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Characterization.    During characterization, our solutions identify and compute the acoustic properties of incoming sounds according to fundamental attributes such as pitch, harmonics, spatial location, temporal and other information in the frequency domain. The diversity and precision of our characterization is essential to making intelligent decisions in the grouping stage which follows.

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Grouping.    Following characterization, our solutions group the FCT domain components of the sound mixture into individual sources according to a variety of CASA principles, such as common location, onset time and fundamental frequency, as well as timbral consistency. Information from the characterization stage is simultaneously evaluated in real time, including time alignment, in order to decide which FCT domain energy belongs to which sound source. In this way, individual sound components are grouped to create separate audio streams, which are then tracked independently.

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Voice isolation.    Once all of the individual sound components have been properly characterized and grouped into discrete streams, the sound source of interest is selected. Importantly, the isolation stage enables the intelligent separation of voice from other components of the sound mixture, eliminating noise and other audio to deliver clear voice and audio to users.

•	Inverse FCT. As a final stage, the inverse FCT is responsible for reconstructing the FCT data back into high-quality digitized audio for further transmission.

Figure 3: Stages of our CASA-based architecture

Our products

Our solutions include our proprietary, purpose-built DSPs, algorithms for voice isolation and noise suppression and our design tools and support capabilities. These processors enable noise suppression and improved sound quality for real-time communications, speech-based applications and multimedia.

Our processors provide dedicated computational power for the implementation of our proprietary, CASA-based algorithms. These processors have been optimized for both performance and power and utilize advanced hardware acceleration techniques. Our product portfolio supports both analog and digital interfaces to provide added design flexibility for our customers.

We design our solutions to deliver consistent performance. Incorporating over 10 years of field testing and device data, our solutions deliver improved voice and audio quality and noise suppression in near and far-field modes and at different handset orientations. Our processors deliver noise suppression in real world environments by removing both stationary and nonstationary noise for narrowband and wideband communications.

Key features of our products include:

Real time communication voice quality

•	Nonstationary noise suppression: Suppression of dynamic distracters, such as background voices or music, characterized by rapid or random changes.

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Transmit and receive:    Simultaneous signal processing along both the transmit and receive paths. In the transmit path, the user’s auditory scene is processed before transmission to the listener on the other end. In the receive path, the audio stream from the other end is improved by our solution and then presented to the near end listener.

•	Near-field and far-field capability: More consistent voice and audio quality wherever the device is held and used.

•	Narrowband and wideband: Capable of signal processing for both narrowband and wideband signals.

•	Audience HiFi voice: Improves narrowband signals by estimating and adding energy at higher sound frequencies to create wideband voice quality and deliver rich, full sound quality.

•	Acoustic echo cancellation: Cancellation of echo caused by acoustic conditions that redirect sound, such as the acoustic coupling between a mobile device’s speakers and microphones.

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One microphone compensation:    Compensation for one microphone mobile devices, which provide fewer environmental cues than two microphone mobile devices, delivering improved voice and audio quality in near-field and far-field uses for one microphone mobile devices.

Automatic speech recognition (ASR) assist

•	ASR assist: Improves accuracy and performance of speech enabled applications in the presence of noise.

Multimedia improvement

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Parametric equalization:    Post-processing of music streams during playback to emulate audio profiles such as rock, classical, jazz and other custom profiles by enhancing specific frequencies in the audio stream.

•	Stereo widening: Improvement of music playback over headphones or stereo loudspeakers by expanding the perceived spatial separation of different sounds.

Our voice and audio solutions

Our processors range in performance and functionality to meet the multiple needs of various mobile devices. We currently offer the earSmart eS305, eS310, A1026, A1028 and custom voice and audio processors for device platforms including smartphones, feature phones and media tablets. These processors are accompanied by our integration tools and support. We offer the following processors:

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eS305:    Second generation voice and audio processor utilizing new hardware acceleration architecture and algorithms for far-field, wideband communications and capable of advanced speech recognition assist; uses an all digital interface.

•	eS310: Provides similar capabilities to the eS305. It also provides flexible connectivity to adjacent components, including both analog and digital interfaces.

•	A1026: First generation narrowband voice processor designed for real-time communications and typical near-field use.

•	A1028: First generation narrowband voice processor designed for real-time communications and far-field as well as near-field use.

In the second quarter of 2012, we also expect to offer the earSmart eS110 voice and audio processor, which incorporates a version of our audio processing technology for near-field and far-field use in devices that have a single microphone. During the three months ending June 30, 2012, we also expect to sample our first product with analog codec functions that extends the feature set of the eS310 from an analog interface to a stereo audio codec.

The following table summarizes the feature set of our processors:

		A1026	A1028	eS110	eS305/eS310
		January 2010	October 2010	Samples January 2012	February 2011/June 2011
Feature		1st Generation	1st Generation	1st Generation	2nd Generation
One microphone processing				✓

Two microphone processing		✓	✓		✓

Acoustic echo cancelation		✓	✓	✓	✓

User interface tone mixing		✓	✓	✓	✓

Voice equalization		✓	✓	✓	✓

Multiband companding transmit				✓	✓

Multiband companding receive			✓	✓	✓

Automatic gain control		✓	✓	✓	✓

Audience HiFi voice				✓	✓

ADC and DAC interfaces(1)		✓	✓		✓

Stationary noise narrowband		✓	✓	✓	✓

Stationary noise wideband					✓

Non-stationary noise over narrowband	Near-field Far-field Over receive path ASR assist	✓	✓	✓	✓
			✓	✓	✓
				✓	✓
			✓		✓

Non-stationary noise over wideband	Near-field Far-field Over receive path ASR assist				✓
✓
✓
✓

Multimedia	Parametric equalization Stereo widening				✓
✓

End market served	Smartphones Feature phones Media tablets	✓	✓	✓	✓
		✓	✓	✓
✓

(1)	ADC is analog to digital converter and DAC is digital to analog converter.

Figure 4: Product differentiation by feature

Custom solutions:    We sell a customized version of one of our processors to Foxconn and Protek. We have also licensed our semiconductor intellectual property, which we refer to as processor IP, for custom designs to a single OEM for integration into its mobile devices.

Integration tools and support:    We provide OEMs with our AuViD graphical design tools enabling them to efficiently integrate and customize the features of our voice and audio processors across a multitude of device designs. These tools feature an easy-to-use visual design interface and facilitate rapid and cost-effective design integration. Our applications and technical sales engineers work closely with OEMs to provide design support from device concept through field testing.

Customers

We derive our revenue primarily from the sale of our voice and audio processors to OEMs which incorporate them into mobile devices. We currently have design wins for our voice and audio processors to OEMs in the United States and Asia. As of March 31, 2012, OEMs, CMs and distributors worldwide had purchased more than 160 million of our processors and incorporated them in over 70 mobile device models that have reached commercial production. In 2009, 2010 and 2011, sales to CMs and OEMs with manufacturing operations and distributors in Asia represented substantially all of our revenue. Commencing in the three months ended March 31, 2012, we began recording royalty revenue that is attributed to our OEM’s headquarters location, which is in the United States. As a result, in the three months ended March 31, 2012, sales to CMs and OEMs in the United States and Asia accounted for 38% and 62% of our revenue, respectively. See Note 12 of our consolidated financial statements for a discussion of our revenue by geographic region.

OEMs design in our products and either procure them directly from us or indirectly through CMs or distributors. OEMs and their CMs and distributors generally purchase our voice and audio processors on a purchase order basis and do not enter into long-term contracts or have minimum purchase commitments with us that would obligate them to purchase additional products from us in the future.

Since we began generating revenue in 2008, Apple, through its CMs, Foxconn and Protek, HTC, LG, Pantech, Samsung, Sharp and Sony have incorporated our products into certain smartphones and feature phones, and, in the case of HTC, media tablets. Apple accounted for 38% of our total revenue in the three months ended March 31, 2012. Foxconn accounted for 81%, 65% and 18% of our total revenue in 2010, 2011 and the three months ended March 31, 2012, respectively. Protek accounted for 10% and 6% and Samsung accounted for 20% and 36% of our total revenue in 2011 and the three months ended March 31, 2012, respectively. In 2009, HTC, LG and Uniquest, a distributor for Samsung, accounted for 36%, 45% and 15% of our total revenue, respectively. In 2008, LG, Pantech and Midoriya, a distributor for Sharp, contributed 18%, 20% and 60% of our total revenue, respectively. We expect that our relationships with Foxconn and Protek, their OEM and Samsung will continue to account for a substantial portion of our total revenue for 2012. No other OEM, CM or distributor accounted for 10% or more of our total revenue in 2009, 2010, 2011 or the three months ended March 31, 2012.

On August 6, 2008, we entered into an agreement with Apple. Pursuant to the terms of the agreement, we develop, supply and support a custom version of one of our processors and related software to Foxconn and Protek for use in certain mobile phones. Pursuant to the terms of the agreement, we also license processor IP for certain mobile devices. We have entered into statements of work under the agreement that set forth terms and conditions specific to licensing processor IP. While we expect to continue to sell our processors to Foxconn and Protek for certain mobile phones in 2012, we began to receive royalties for the use of our processor IP in other mobile phones sold by the same OEM in the three months ended March 31, 2012.

We may enter into license agreements with this OEM two years or more before we begin to receive royalty revenue on shipments of mobile devices incorporating our processor IP. Under a license agreement we entered into in 2008, we began receiving royalty payments in the three months ended March 31, 2012. As part of our 2008 license, we are entitled to receive a royalty for each mobile device that is sold incorporating and, with respect to mobile devices other than mobile phones, enabling our processor IP.

We entered into an additional license agreement with this OEM in 2010 relating to a new generation of our processor IP; however, the OEM is not obligated to use this new processor IP, or previous processor IP we have licensed, in its mobile devices. For the new generation of processor IP, the royalty is subject to a lifetime maximum, after which we would not receive royalties for shipments of mobile devices into which that processor IP is integrated.

Under our agreement with this OEM, we provide custom processors to Foxconn and Protek, which we cannot develop, manufacture or distribute to third parties unless the OEM ceases development of its mobile devices incorporating our product for reasons other than our default. We are required to afford Foxconn and Protek priority allocation of processors in the event of a supply constraint. Foxconn and Protek are not obligated to purchase any of our processors and their OEM is not obligated to integrate or enable our processor IP in any of its current or future products. This OEM and its affiliates are not precluded from developing competing products or technologies internally and designing those internally developed products and technologies into its mobile devices. The term of the agreement is perpetual until terminated for cause by either party. This OEM may terminate a written statement of work under the agreement for any reason by providing notice at least 30 days prior to termination. Under the agreement, we have obligations to indemnify this OEM against, among other things, losses arising out of or in connection with any claim that our technology or services infringe third-party proprietary or intellectual property rights.

Sales and marketing

We sell our voice and audio processors to OEMs and their CMs through a direct sales force aided in certain regions by third-party sales representatives. For some OEMs, distributors purchase processors from us to fulfill the OEMs’ orders. We maintain sales operations, which include our direct sales force, third-party sales representatives and distributors, in Asia, North America, Japan and Europe. Substantially all of our revenue has been generated by sales to CMs and OEMs that manufacture their products in Asia and distributors in Asia. We expect sales to CMs and OEMs in Asia to contribute a majority of our revenue for the foreseeable future. As of March 31, 2012, we had 77 employees in sales and marketing, including our application engineers and technical sales people, located in North America, Asia and Europe.

Our direct sales force focuses on securing design wins to incorporate our voice and audio processors in OEMs’ mobile devices. We work directly with OEMs to create awareness of our product offerings and provide design and integration support.

We have also worked with MNOs to educate them about factors contributing to voice and audio quality in order to enable them to further improve customer satisfaction. We work with MNOs to encourage OEMs to incorporate intelligent voice and audio solutions in their products.

We also comarket our earSmart technology with AT&T, Sharp and Wal-Mart Stores, Inc., with information regarding our technology featured on product packaging, advertising and promotional materials.

Manufacturing and operations

We operate a fabless business model and outsource the manufacturing of our voice and audio processors. Manufacturing includes the fabrication of integrated circuits, assembly, packaging and test. We currently rely on TSMC to produce most of our voice and audio processors at three of its fabrication facilities in Taiwan. We have also engaged Globalfoundries to produce some of our voice and audio processors at two of its fabrication facilities in Singapore and have begun commercial production at these locations. In addition, we rely on third parties, such as Signetics, for assembly, packaging and test, and other contractors for logistics. We do not have any long-term supply agreements with our foundries or our assembly, packaging, test and logistics vendors. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe that outsourcing our manufacturing provides us the flexibility needed to respond to variations in customer demand, simplifies our operations and significantly reduces our capital requirements.

Competition

The market for mobile device components is highly competitive and we expect competition to intensify in the future. There are a number of components in the voice and audio subsystem of a mobile device including baseband processors, audio codecs and voice and audio processors. Currently, we provide only voice and audio processors and do not compete in other aspects of the mobile device component market. In the future, we may elect to expand our offerings to include other subsystem components and we would need to compete against companies offering those subsystem components. Companies that currently compete for sales of other mobile device components may enter the voice and audio processor market with stand-alone components or components with other functionalities and compete with us.

We currently face competition from a number of established companies that produce components for the mobile device audio subsystem, including companies that produce dedicated voice and audio solutions, such as Maxim, ON Semiconductor, Qualcomm, Texas Instruments, Wolfson and Yamaha. We also face competition from smaller, privately held companies and could face competition from new market entrants, whether from new ventures or from established companies moving into the areas of voice and audio subsystems that our products address. We also compete against solutions internally developed by OEMs, as well as combined third-party software and hardware systems.

Our ability to compete effectively depends on a number of factors, including:

•	our processors’ scalability, performance, quality, ease of use and cost effectiveness relative to those of our competitors’ products;

•	our success in developing and creating demand for new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract, retain and support other OEMs and to establish and maintain relationships with MNOs;

•	our ability to recruit and retain engineering, sales and marketing personnel;

•	our products’ interoperability with various data access protocols and other voice and audio subsystem components of mobile devices;

•	our ability to continue to establish greater name recognition and build upon our reputation in the industry;

•

our ability to respond effectively to aggressive business tactics by our competitors, including selling at lower prices or asserting intellectual property rights irrespective of the validity of the claims; and

•	our ability to protect our intellectual property.

With respect to these factors, based on publicly available data, we believe that we compete favorably on performance, scalability and cost.

Research and development

Since our inception we have made substantial investments in research and development. We have research and development facilities in Mountain View, California, Scotts Valley, California and Lafayette, Colorado. We also contract for certain research and development services that are performed by a third party in Bangalore, India. As of March 31, 2012, we had 90 employees in research and development. Our focus is to further develop our current voice and audio processors, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of mobile device requirements. A majority of our research and development employees focus on software development. Our team includes leading innovators in CASA, speech analysis and coding, spatial audio and acoustics, among other disciplines. More than two thirds of our research and development team has an advanced engineering degree.

Our total expenses for research and development for 2009, 2010, 2011 and the three months ended March 31, 2012 were $9.0 million, $11.4 million, $21.6 million and $5.7 million, respectively.

Intellectual property

Our success depends in part upon our ability to develop and protect our core technology and intellectual property. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our products are provided to OEM customers pursuant to agreements that impose restrictions on use and disclosure. Our agreements with employees and contractors who participate in the development of our core technology and intellectual property include provisions that assign intellectual property rights to us. In addition to the foregoing protections, we generally control access to our proprietary and confidential information through the use of internal and external controls.

As of March 31, 2012, we held seven U.S. patents expiring between July 19, 2019 and December 8, 2030 and also had 87 U.S. patent applications pending. As of March 31, 2012, we also had 37 pending foreign patent applications. Each of the foreign patent applications is related to a U.S. patent or a pending U.S. patent application. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. We may elect to amend, abandon, or otherwise not pursue prosecution of certain pending patent applications or of certain inventions disclosed in those patent applications due to patent examination results, strategic concerns, economic considerations or other factors. To the extent that a patent is issued, any such issued patent may be contested, circumvented, found unenforceable or invalidated and we may be unwilling or unable to prevent third parties from infringing a particular patent. Moreover, we cannot assure you that we can successfully use our patents to prevent competitors from copying our products or developing competing technologies. We will continue to assess appropriate occasions to seek patent protection for aspects of our technology that we believe provide us a significant competitive advantage in the market.

As of March 31, 2012, we had registered the trademarks for “AUDIENCE,” “hear and be heard,” “Fast Cochlea Transform” and “the world’s most intelligent voice processor” in the United States. As of March 31, 2012 we had registered the trademark for “AUDIENCE” in the EU, Japan, South Korea and Taiwan. Additionally, we have trademark applications pending in the United States for “earSmart,” “the future of voice is hear” and the earSmart logo. We also have trademark applications pending in the EU, Japan and South Korea for “hear and be heard,” “earSmart” and the earSmart logo. We also have a pending application in South Korea for “the world’s most intelligent voice processor.” We also have trademark applications pending in China, India and Taiwan for “AUDIENCE,” “earSmart,” “hear and be heard,”

“the world’s most intelligent voice processor” and the earSmart logo. Additionally, we have a pending application in Korea for the earSmart composite mark.

Employees

As of March 31, 2012, we had 206 employees in offices across North America, Asia and Europe including 77 employees in sales and marketing, 90 in research and development, 14 in manufacturing and operations and 25 in finance and administration. We consider our current relationship with our employees to be good. None of our employees are represented by labor unions or have collective bargaining agreements.

Properties

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Mountain View, California. We currently lease approximately 47,536 square feet of office space at the Mountain View facility pursuant to two leases, with one lease expiring August 4, 2012, subject to extension to December 31, 2013, and the other December 31, 2013. We also lease approximately 28,561 square feet of office space in Mountain View, California and our lease for this facility expires on April 30, 2014. In addition to our headquarters, we lease 1,833 square feet of office space in Scotts Valley, California and our lease for this facility expires on September 16, 2012. We also lease approximately 1,875 square feet of office space in Lafayette, Colorado for research and development and our lease for this facility expires on July 31, 2012, subject to extension to July 31, 2014. We also lease 4,556 square feet of office space in China and our lease for this facility expires on March 4, 2014. We also lease 3,751 square feet of office space in Korea and our lease for this facility expires on December 31, 2012. We also lease 4,028 square feet of office space in Taiwan and our lease for this facility expires on January 31, 2014. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. We intend to add new facilities or expand existing facilities as we add employees or expand our markets and we believe that suitable additional space will be available as needed to accommodate any such expansion of our operations.

Legal proceedings

We are currently not a party to any legal proceedings. From time to time, we may be involved in legal actions arising in the ordinary course of business.

Management

Executive officers and directors

The following table sets forth information regarding our current executive officers and directors and their ages as of March 31, 2012:

Name	Age	Position

Peter B. Santos	52	President, Chief Executive Officer and Director

Kevin S. Palatnik	54	Chief Financial Officer

Andrew J. Keane	49	Vice President of Marketing

Andrew J. Micallef	47	Vice President of Operations

Robert H. Schoenfield	48	Vice President of Business Development

Thomas Spade	46	Vice President of Sales

Forest Baskett(2)(3)	68	Director

Barry L. Cox	69	Director

Marvin D. Burkett(1)(2)	69	Director

Rich Geruson(1)	54	Director

Mohan S. Gyani(3)	60	Director and Chairman of the Board

George A. Pavlov(1)(2)(3)	51	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Executive officers

Peter B. Santos has served as our president, chief executive officer and director since October 2005. From June 2004 to October 2005, Mr. Santos served as our vice president of marketing and business development. From 2001 to 2003, Mr. Santos was vice president of marketing and business development at Barcelona Design, Inc., an analog semiconductor intellectual property company. From 1998 to 2001, Mr. Santos was vice president of marketing at Voyan Technology Inc., a DSL systems provider. From 1996 to 1998, Mr. Santos served as director of services marketing at Cadence Design Systems, Inc., an electronic design automation software company. Mr. Santos also spent six years at LSI Corp., an ASIC solutions company, where he led worldwide ASIC product marketing and four years in semiconductor device engineering at Raytheon Company, a defense contractor. Mr. Santos received a B.A. from Colby College and an M.B.A. from the University of North Carolina. We believe that Mr. Santos possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the semiconductor and telecommunications industry and the operational insight and expertise he has accumulated as our president and chief executive officer.

Kevin S. Palatnik has served as our chief financial officer since August 2011. From 1994 to 1999 and June 2001 to November 2010, Mr. Palatnik held various positions at Cadence Design Systems, Inc., including corporate controller and most recently as senior vice president and chief financial officer. Mr. Palatnik also spent 14 years at IBM Corporation where he held various engineering and executive financial positions. Mr. Palatnik received a B.S. and an M.B.A. from Syracuse University.

Andrew J. Keane has served as our vice president of marketing since November 2011. From February 2006 to May 2011, Mr. Keane served as vice president and general manager of Tesla Computing at

NVIDIA Corp., a visual computing technologies company. From 1995 to 2005, Mr. Keane held either vice president of marketing or vice president of sales and marketing positions at Ageia Technologies, Inc., a fabless semiconductor company, Cooligy, Inc., a thermal management solutions company, Morphics Technology, Inc., a communication systems company, Quantum Effects Devices, Inc., a microprocessor company, PMC-Sierra, Inc., a semiconductor company, and 3Dfx Interactive, Inc., a manufacturer of graphics cards. Mr. Keane earned a B.S. from the Rensselaer Polytechnic Institute and an M.B.A from the University of California, Berkeley.

Andrew J. Micallef has served as our vice president of operations since July 2010. From April 2007 to February 2010, Mr. Micallef served as executive vice president of worldwide manufacturing and operations at LSI. From October 2000 to April 2007, Mr. Micallef held various positions at Agere Systems Inc., an integrated circuit components company, where he most recently served as executive vice president of global operations. From August 1995 to August 2000, Mr. Micallef also held various operations and finance positions at Fujitsu-ICL Systems, a provider of IT products and services, and from June 1993 to August 1995 at IBM. Mr. Micallef also spent three years at General Dynamics, where he worked as a mechanical and fluid systems design engineer. Mr. Micallef earned a B.S. from the University of Notre Dame and an M.B.A. and M.S. in engineering from the University of Michigan.

Robert H. Schoenfield has served as our vice president of business development since March 2011. From November 2009 to February 2011, Mr. Schoenfield was vice president of sales for North America at Polaris Wireless, Inc., a software-based location systems company. From January 1999 to October 2009, Mr. Schoenfield served in several positions with Aeris Communications, Inc., a mobile network operator, the most recent of which was senior vice president of sales, marketing and business development and he previously served as president of their South American division. Mr. Schoenfield also held various executive roles managing sales and business development for Tetra Tech, Inc., an environmental engineering and consulting company, from November 1995 to October 1998, and Nextel Communications, Inc., a telecommunications company, from April 1992 to September 1995. Mr. Schoenfield earned a B.S. from San Francisco State University.

Thomas Spade has served as our vice president of sales since August 2010. From August 2009 to August 2010, Mr. Spade was vice president of global sales for portable power at Boston-Power, Inc., a battery systems company. From May 2007 to August 2009, Mr. Spade served as vice president of global sales at Validity, Inc., a sensor technology company. From April 1998 to May 2007, Mr. Spade held various positions at Synaptics Incorporated, a human interface solutions company, the most recent of which was vice president of worldwide sales. Previously, Mr. Spade held senior sales positions at Alliance Semiconductor Corporation. Mr. Spade holds a B.S. from Albion College.

Directors

Barry L. Cox has served as one of our directors since October 2009 and served as our chairman from October 2009 to August 2011. From June 2005 to August 2009, Mr. Cox served as executive chairman of the board of directors of BrightScale. From July 1998 to August 2000, Mr. Cox served as executive chairman of the board of directors at Quantum Effect Devices. Mr. Cox also held executive roles at Weitek Corp., a semiconductor design company, and ATEQ Corp., a semiconductor equipment manufacturing company that Mr. Cox co-founded. Mr. Cox also spent eight years at Intel Corporation, most recently as president of Intel Europe. From February 2003 to April 2006, Mr. Cox served as chairman of the board of directors for Nova Measuring Instruments Ltd., a semiconductor capital equipment company. Mr. Cox also served on the boards of directors of Softier, Inc., an IPTV software solutions company, from November 2004 to April 2007, of Nanoconduction, Inc., a nanotechnology company, from June 2007 to September 2008, of GigaFin Networks, Inc., a network appliance company, from October 2007 to November 2008 and of Grandis, Inc., a semiconductor company, from July 2008 to September 2011. Currently, Mr. Cox is a member of the board of directors of Summit Microelectronics, Inc., a semiconductor company, and Pixelworks, Inc., a video technology company. Mr. Cox holds a B.S. from the United States Air Force Academy and an M.B.A. from Boston University. We believe that Mr. Cox possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experiences as an executive in the semiconductor industry and as a board member of other privately held companies.

Forest Baskett has served as one of our directors since April 2006. Dr. Baskett joined New Enterprise Associates, Inc., a venture capital firm, in 1999 and became a General Partner in 2004. From 1986 to 1999, Dr. Baskett was senior vice president of research and development and chief technology officer at Silicon Graphics Inc., a computing solutions company. Prior to Silicon Graphics, Dr. Baskett founded and directed the Western Research Laboratory of Digital Equipment Corporation, a computer manufacturer, and was a professor of computer science and electrical engineering at Stanford University. During the past five years Dr. Baskett has served on the boards of directors of Atheros Communications, Inc. from March 2000 to April 2007, Aeluros, Inc. from August 2001 to October 2007, Fulcrum Microsystems, Inc. from August 2001 to August 2011, T-RAM Semiconductor, Inc. from May 2002 to October 2008, Agility Design Solutions, Inc. from July 2003 to December 2008, SiBEAM, Inc. from December 2004 to April 2011, Arch Rock Corporation from September 2005 to September 2010, RingCube Technologies, Inc. from February 2006 to July 2008, Foveon, Inc. from March 2006 to November 2008 and Aprius, Inc. from October 2006 to June 2011. Currently, Dr. Baskett is a member of the boards of directors of AstroWatt, Inc., Chelsio Communications Inc., Azuray Technologies, Inc., Bandgap Engineering, Inc., Firefly Green Technologies, Inc., Fusion-io, Inc., Illumitex, Inc., Luxtera, Inc., Solar Junction Corporation, Terrajoule Corporation (f/k/a Solar Storage Company), SuVolta, Inc., Svaya Nanotechnologies, Inc., Serious Energy, Inc. (f/k/a Serious Materials, Inc.), Tableau Software, Inc., and Tintri, Inc. Dr. Baskett earned a B.A. from Rice University and a Ph.D. in computer science from the University of Texas at Austin. We believe that Dr. Baskett possesses specific attributes that qualify him to serve as a member of our board of directors and as chair of the compensation committee and a member of our audit and nominating and governance committee, including his experience as a director of technology companies and his background in the venture capital industry.

Marvin D. Burkett has served as one of our directors since August 2010. From September 2002 to February 2009, Mr. Burkett was chief financial officer and chief administrative officer for NVIDIA Corp. From February 2000 to September 2002, Mr. Burkett served in various capacities at Arcot Systems, Inc., a cloud-based authentication company, the most recent of which was as its chief financial officer. From 1998 to 1999, Mr. Burkett served as executive vice president and chief financial officer of Packard Bell NEC, Inc., a telecommunications company. From 1972 to 1998, Mr. Burkett served in various capacities at Advanced Micro Devices, Inc., a semiconductor company, the most recent of which was as its chief financial officer. Prior to Advanced Micro Devices, Mr. Burkett worked at Raytheon Company. Mr. Burkett served as a director of NetLogic Microsystems, Inc. from December 2010 until it was acquired by Broadcom Corporation in February 2012. Currently, Mr. Burkett is a member of the board of directors of Entegris Corporation, G2 Holdings Corporation and Intermolecular, Inc. Mr. Burkett holds a B.S. and an M.B.A. from the University of Arizona. We believe that Mr. Burkett possesses specific attributes that qualify him to serve as a member of our board of directors and serve as chair of our audit and a member of our compensation committee, including his deep financial background and his experience in the semiconductor industry.

Rich Geruson has served as one of our directors since January 2012. Since February 2011, Mr. Geruson has served as president, chief executive officer and a member of the board of directors of Phoenix Technologies, Inc., a maker of core systems software for PCs, servers and mobile devices. From November 2008 to February 2011, Mr. Geruson served on the board of directors of SoundHound Inc. From November 2007 to July 2010, Mr. Geruson served on the board of directors of Jentro Technologies GmbH, a mobile location solutions company. From May 2007 to July 2008, Mr. Geruson served on the board of directors of Mobio Networks, Inc., a mobile consumer applications company. From October 2007 to March 2008, Mr. Geruson served on the board of directors of InvenSense, Inc., a motion-sensor technology company. From September 2003 to September 2007, Mr. Geruson served as chief executive officer of Voice Signal Technologies, Inc., a maker of voice recognition software for mobile phones. Prior to VoiceSignal Technologies, Mr. Geruson served as senior vice president at Nokia Americas’ mobile phone business from 1997 to 2002. Mr. Geruson served as vice president and general manager of IBM’s networking distribution business in North America and vice president of worldwide marketing for IBM’s network hardware division from 1995 to 1997. Mr. Geruson served as vice president at Toshiba Americas mobile computing business from 1991 to 1995. Prior, Mr. Geruson was also an executive at McKinsey & Co. Currently, Mr. Geruson serves on the boards of directors of Phizzle, Inc., ViVOtech, Inc., RX Networks, Inc. and Jake Knows, Inc. Mr. Geruson holds a B.A. from La Salle University and a Ph.D. in economics, an M.Phil. in management and a Graduate Diploma in economic development, each from Oxford University. We believe that Mr. Geruson possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as an officer of technology companies in the computing, mobile device and voice recognition industries.

Mohan S. Gyani has served as one of our directors since March 2011 and as our chairman since August 2011. Since May 2005, Mr. Gyani has served in various capacities at Roamware, Inc., a mobile roaming solutions company, the most recent of which was vice chairman. From March 2000 to November 2002, Mr. Gyani served as president and chief executive officer of AT&T Wireless Services, Inc., a telecommunications company. From September 1995 to 1999, Mr. Gyani was an executive vice president and chief financial officer of AirTouch Communications, Inc., a wireless telephone service provider. Prior to AirTouch Communications, Mr. Gyani spent 15 years with Pacific Telesis Group, Inc. of Pacific Bell, a telecommunications company. From June 2007 to June 2010, Mr. Gyani served on the board of directors of Mobile Telesystems, Inc. Currently, Mr. Gyani serves on the boards of directors of Keynote Systems, Inc., Safeway, Inc., Union Bank, N.A., Ruckus Wireless, Inc., Ring Central, Inc. and Mformation Technologies, Inc. Mr. Gyani holds a B.A. and an M.B.A. from San Francisco State University. We believe that Mr. Gyani possesses specific attributes that qualify him to serve as a member of our board of directors and a member of our nominating and corporate governance committee, including his service as a director of a diverse set of companies and his broad experience in the telecommunications industry.

George A. Pavlov has served as one of our directors since December 2003. Mr. Pavlov has served as a general partner of Tallwood Venture Capital, a venture capital firm focused on semiconductor technologies, since its founding in June 2000. From April 2000 to July 2001, Mr. Pavlov served as the chief executive officer of eTime Capital, Inc., a financial services company. From April 1996 to April 2000, Mr. Pavlov served as a general partner and chief financial officer at Mayfield Fund, a venture capital firm. From February 1991 to April 1996, Mr. Pavlov served as managing director and chief financial officer with Blum Capital Partners, a private equity firm. Mr. Pavlov also spent four years in financial and sales management positions at NeXT Computer, Inc., a computer hardware and software company. From May 2009 to May 2010, Mr. Pavlov served on the board of directors of Ozmo Devices, Inc. Currently, Mr. Pavlov is a member of the boards of directors of Alphion Corp., Amulaire Thermal

Technology, Inc., Astute Networks, Inc., Calypto Design Systems, Inc., Crossing Automation, Inc., Ikanos Communications, Inc., Quintic Corporation and SVTC Technologies, Inc. Mr. Pavlov holds a B.S. from Boston College. We believe that Mr. Pavlov possesses specific attributes that qualify him to serve as a member of our board of directors and as chair of the nominating and governance committee and a member of our audit and compensation committees, including his deep financial and accounting background and his service as a director of various semiconductor companies.

Board composition and risk oversight

Our board of directors currently consists of seven members. Upon the closing of the offering contemplated by this prospectus, our amended and restated bylaws will permit our board of directors to establish by resolution the authorized number of directors and eight directors are currently authorized.

Each of our directors is subject to election at each annual meeting of our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of our directors shall be fixed from time to time by resolution of the majority of our board of directors.

Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Our board of directors is responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee oversees and reviews with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures and our compensation committee oversees risk related to compensation policies. Both our audit and compensation committees report to the full board of directors with respect to these matters, among others.

Director independence

In September 2011, and in February 2012 with respect to Mr. Geruson, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors determined that each of Messrs. Baskett, Burkett, Geruson, Gyani and Pavlov are “independent directors” as defined under the rules of The NASDAQ Global Select Market, constituting a majority of independent directors of our board of directors as required by the rules of The NASDAQ Global Select Market.

Board committees

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Upon completion of the offering contemplated by this prospectus each committee will operate under a charter that has been approved by our board of directors. Following the completion of the offering contemplated by this prospectus, copies of the charters for our audit committee, compensation committee and nominating and corporate governance committee will be available without charge, upon request in writing to Audience, Inc., 440 Clyde Avenue, Mountain View, California 94043; Attn: Secretary, or on the investor relations portion of our website, www.audience.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit committee.    Our audit committee oversees our corporate accounting and financial reporting processes. The audit committee generally oversees:

•	our accounting and financial reporting processes as well as the audit and integrity of our financial statements;

•	the qualifications and independence of our independent registered public accounting firm;

•	the performance of our independent registered public accounting firm; and

•

our compliance with disclosure controls and procedures and internal controls over financial reporting, as well as the compliance of our employees, directors and consultants with ethical standards adopted by us.

The audit committee also has certain responsibilities, including without limitation, the following:

•	selecting and hiring the independent registered public accounting firm;

•	supervising and evaluating the independent registered public accounting firm;

•	evaluating the independence of the independent registered public accounting firm;

•	approving audit and non-audit services and fees;

•

reviewing financial statements, and discussing with management and the independent registered public accounting firm, our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls; and

•	reviewing reports and communications from the independent registered public accounting firm.

Our audit committee consists of Mr. Burkett, who is the committee chairman, and Messrs. Geruson and Pavlov, each of whom is a nonemployee member of our board of directors. Our board of directors has determined that Mr. Burkett is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our board of directors has considered the independence and other characteristics of each member of our audit committee. Our board of directors believes that the composition of the audit committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market and SEC rules and regulations. We believe that the audit committee charter and the functioning of the audit committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations. Our audit committee also serves as our qualified legal compliance committee. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee.    The compensation committee oversees our corporate compensation policies, plans and benefit programs and has the responsibilities described in the “Compensation discussion and analysis” below.

Our compensation committee consists of Mr. Baskett, who is the committee chairman, and Messrs. Burkett and Pavlov, each of whom is a nonemployee member of our board of directors. We believe that each member of the compensation committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market, is a nonemployee director as defined by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act) and is an outside director as defined pursuant to Section 162(m) of the Internal Revenue Code. We believe that the compensation committee charter and the functioning of the compensation committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The functions of this committee include, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•

reviewing and approving for our executive officers other than our chief executive officer: the annual base salary, annual incentive bonus, including the specific goals and dollar amount, equity compensation, employment agreements, severance agreements and change in control arrangements and any other benefits, compensation or arrangements;

•

reviewing and recommending to the independent members of our board the approval of the following for our chief executive officer: the annual salary, annual incentive bonus, including specific goals and dollar amount, equity compensation, employment agreements, severance agreements and change in control arrangements and any other benefits, compensation or arrangements;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating our equity compensation plans.

Nominating and corporate governance committee.    Our nominating and corporate governance committee consists of Mr. Pavlov, who is the committee chairman and Messrs. Baskett and Gyani, each of whom is a nonemployee director of our board of directors. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of The NASDAQ Global Select Market. We believe that the nominating and corporate governance committee charter and the functioning of the nominating and corporate governance committee comply with the applicable requirements of The NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The functions of this committee include, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors for each annual meeting of stockholders;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing the succession planning for each of our executive officers;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee to our board of directors.

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, and we have also adopted a code of ethics for principal executives and senior financial officers.

Director compensation

The following table provides information for 2011 regarding all compensation awarded to, earned by or paid to each director for their services as a director. Mr. Santos did not receive any separate compensation as a director. Mr. Geruson joined our board of directors in January 2012 and therefore did not receive any compensation for 2011.

Name	Fees earned or paid in cash	Option awards(1)(7)		All other compensation	Total

Forest Baskett	$—	$—		$—	$—
Marvin D. Burkett	—	—		—	—
Barry L. Cox(2)	120,000	—		—	120,000
Mohan S. Gyani(3)	—	95,470	(4)	—	95,470
George A. Pavlov	—	—		—	—
Stephen Hall(3)	—	—		—	—
Carver Mead(5)	—	2,345	(6)	—	2,345

(1)	These amounts represent grant date fair value for the respective directors’ option grants granted in the fiscal year computed in accordance with FASB ASC Topic 718. See Note 10 of our consolidated financial statements for a discussion of valuation assumptions made in determining the grant date fair value of our stock options.

(2)	Pursuant to an offer letter dated October 12, 2009, during 2011 Mr. Cox received cash compensation of $120,000 for his services to us as our chairman. Mr. Cox stepped down as our chairman in August 2011, but still serves as one of our directors.

(3)	Mr. Gyani replaced Mr. Hall on our board of directors in March 2011 and became our chairman in August 2011.

(4)	Represents the grant date fair value of an option granted on March 3, 2011 to purchase up to 44,625 shares of our common stock at an exercise price per share of $5.10. The option vests as to 1/48th of the shares subject to the option award on each monthly anniversary of February 10, 2011, subject to Mr. Gyani’s continued service through each vesting date.

(5)	Mr. Mead resigned from our board of directors in September 2011.

(6)	Represents the grant date fair value of an option granted on December 9, 2011 to purchase up to 500 shares of our common stock at an exercise price per share of $11.70. The option vests as to 1/36th of the shares subject to the option award on each monthly anniversary of December 9, 2011, subject to Mr. Mead’s continued service through each vesting date.

(7)	The aggregate number of shares subject to stock awards and stock options outstanding at December 31, 2011 for each director set forth in the table above was as follows:

Name	Aggregate number of stock awards outstanding	Aggregate number of stock options outstanding

Forest Baskett	—	—
Marvin D. Burkett	—	44,625
Barry L. Cox	—	167,124
Mohan S. Gyani	—	44,625
George A. Pavlov	—	—
Stephen Hall	—	—
Carver Mead	—	42,753

Nonemployee director compensation

In August 2011 our board of directors approved an increase in the compensation package for our nonemployee directors beginning on January 1, 2012, based upon the recommendation of data provided by Compensia, Inc. (Compensia), a national compensation consulting firm engaged by our board of directors to provide executive officer, employee and nonemployee director compensation advisory services to us. The amount of the annual cash retainer for nonemployee members of the board of directors was increased to $35,000, to be paid quarterly in arrears. In addition to the standard annual retainer, the board of directors approved the following annual cash retainers for the following nonemployee members of the board of directors for service in the following positions:

Chairman of the board	$25,000
Audit committee chair	20,000
Each audit committee member other than the chair	9,000
Compensation committee chair	12,000
Each compensation committee member other than the chair	5,000
Nominating and governance chair	7,500
Each nominating and governance member other than the chair	4,500

These retainers shall also be paid quarterly in arrears commencing on January 1, 2012.

Our 2011 Plan provides that all nonemployee directors are eligible to receive all types of awards (except for incentive stock options). Each person who becomes a nonemployee director will be automatically granted an initial award in the form of a nonstatutory stock option to purchase that number of shares equal to 0.07% of our fully diluted capitalization on or about the date such person becomes a nonemployee director. The initial award will vest as to 1/48th of the total shares thereunder on each monthly anniversary of the vesting commencement date, provided that the participant continues to serve as a director through such dates. Each of our existing nonemployee directors who had not previously received options was granted an option for 14,133 shares, or 0.07% of our fully diluted capitalization on January 25, 2012, which option vests monthly as to 1/48th of the total shares thereunder. Each nonemployee director will be granted an annual award in the form of a nonstatutory stock option to purchase that number of shares equal to 0.04% of our fully diluted capitalization at the first meeting of our board of directors following the annual meeting of our stockholders beginning in 2013 if, as of such date, the nonemployee director will have served on our board of directors for at least the preceding six months. The annual award will vest as to 1/12th of the shares subject to the annual award on each monthly anniversary of the vesting commencement date, provided the participant continues as a director through such dates. On January 25, 2012, our compensation committee also awarded annual option grants to each qualified nonemployee director for 8,080 shares, or 0.04% of our fully diluted capitalization, due to the likelihood that we would not hold an annual stockholder meeting in 2012. These options vest as to 1/12th of the shares thereunder monthly commencing on May 1, 2012. The term of these automatic option grants to nonemployee directors will be 10 years or such earlier expiration date specified in the applicable award agreement.

Compensation committee interlocks and insider participation

No member of our compensation committee has ever been an executive officer or employee of our company, other than Mr. Cox who served on our compensation committee prior to September 2011. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Before establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Executive compensation

Compensation discussion and analysis

This compensation discussion and analysis provides information about the material components of our executive compensation program for:

•	Peter B. Santos, our President and Chief Executive Officer;

•	Kevin S. Palatnik, our Chief Financial Officer;

•	Andrew J. Keane, our Vice President of Marketing;

•	Robert H. Schoenfield, our Vice President of Business Development;

•	Thomas Spade, our Vice President of Sales;

•	James L. Lau, our former Chief Financial Officer; and

•	Lloyd Watts, our Founder and Chief Scientist, formerly our Chief Technology Officer.

We refer to these individuals collectively in this prospectus as the “named executive officers.”

Specifically, this compensation discussion and analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the compensation committee of our board of directors arrived at specific compensation policies and decisions involving our executive officers during 2011.

This compensation discussion and analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this compensation discussion and analysis.

Executive summary

The initial terms and conditions of employment of each of the named executive officers are set forth in written offer letters. With the exception of his own arrangement, each of these offer letters was negotiated on our behalf by our chief executive officer, with the oversight and approval of our board of directors and/or the compensation committee.

In hiring our executive officers, we recognized that it would be necessary to recruit candidates from outside our company with the requisite experience and skills. Accordingly, we sought to develop competitive compensation packages to attract qualified candidates who could fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our executive compensation structure, balancing both competitive and internal equity considerations.

Significant executive compensation actions

For 2011, our board of directors took the following actions with respect to the compensation of our executive officers, including the named executive officers:

•	increased the base salary of Mr. Santos;

•	adjusted Mr. Watts’ salary and responsibilities as he transitioned from a managerial role serving as our chief technology officer to a role focused solely on research as our chief scientist;

•	hired and negotiated a compensation package for each of Messrs. Schoenfield, Palatnik and Keane;

•	approved new forms of severance agreements for our executive officers;

•	negotiated a severance agreement with Mr. Watts; and

•	negotiated a separation agreement with Mr. Lau.

Significant corporate governance practices

We endeavor to maintain good governance standards in our executive compensation practices. The following policies were in effect in 2011:

•

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. From time to time, we have provided limited perquisites, such as reimbursement of relocation expenses, to certain executive officers. Our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other salaried employees.

•	We have operated with the roles of chairman of the board and chief executive officer separated since October 2005. Prior to August 2011, we did not have an independent chairman of the board.

•

We do not currently offer, nor do we have plans to provide, pension arrangements, retirement plans or nonqualified deferred compensation plans or arrangements to our executive officers, other than pursuant to our Section 401(k) plan.

•	The compensation advisors to the compensation committee do not provide any services to us other than executive, employee and director compensation advisory services.

Executive compensation philosophy and objectives

We operate in a highly competitive business environment which is characterized by frequent technological advances, rapidly changing market requirements and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services, devise new business models and demonstrate an ability to quickly identify and capitalize on new business opportunities. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations and other business professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and rewarding them for achieving our financial and strategic objectives.

We have developed our executive compensation program to:

•	provide total compensation opportunities that enable us to recruit and retain executive officers with the experience and skills to manage our growth and lead us to the next stage of development;

•	establish a clear alignment between the interests of our executive officers and the interests of our stockholders;

•	reinforce a culture of ownership, excellence and responsiveness; and

•	offer total compensation that is competitive and fair.

Compensation program design

To date, the compensation of our executive officers has generally consisted of base salary, a cash bonus and equity compensation in the form of stock options. The key component of our executive compensation program has been equity awards for shares of our common stock. As a private company, we have emphasized the use of equity to incent our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. In 2011 and prior years, we have used stock options as our primary equity award vehicle. Going forward, we may use stock options, restricted stock units and other types of equity-based awards, as we deem appropriate, to offer our employees, including our executive officers, long-term equity incentives that align their interests with the long-term interests of our stockholders.

We also offer cash compensation in the form of base salaries and a cash bonus component that we believe appropriately recognizes and rewards our executive officers for their individual contributions to our business. Generally, cash bonuses are determined after the end of the year and reflect both a formulaic and discretionary component. When making bonus decisions, the compensation committee considers our financial and operational performance as well as each executive officer’s individual performance and contributions.

Compensation-setting process

The compensation committee is responsible for overseeing our executive compensation program, as well as determining the ongoing compensation arrangements for our executive officers other than our chief executive officer. Generally, our chief executive officer will make recommendations to the compensation committee regarding compensation matters, except with respect to his own compensation. Following its deliberations, the compensation committee reviews and approves compensation for our executive officers and makes recommendations on chief executive officer compensation to our board of directors for its consideration and approval.

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies. In 2011, our board of directors and the compensation committee engaged Compensia, a national compensation consulting firm, to provide executive officer, employee and nonemployee director compensation advisory services to the compensation committee. Compensia serves at the discretion of the compensation committee and did not provide any other services to us in 2011.

In the future, we anticipate that our compensation committee will conduct an annual review of our executive officers’ compensation and consider adjustments in executive compensation levels to ensure alignment with our compensation strategy and competitive market practices.

Executive compensation program components

The following describes each component of our executive compensation program, the rationale for each and how compensation amounts are determined.

Base salary.    We provide base salary to our named executive officers and other employees to compensate them for services rendered during the fiscal year. Base salary generally will be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, although competitive market conditions also may play a role in setting the level of base salary. The base salaries of our named executive officers are reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. We do not apply specific formulas to determine increases. Generally, executive officers’ base salaries will be adjusted effective during the first quarter of each year.

The 2011 base salaries were set by our board of directors based on the recommendations of our chief executive officer, other than with respect to his own salary, and were set to reflect our status as a private company. Based on the growth of revenue, achievement of profitability and our overall performance, the base salary of Mr. Santos was increased in 2011 by 18%. Our board of directors determined that the new base salary rate was in the range of private companies based on the board’s collective experience regarding the industry in which we compete for talent. For a summary of the base salaries paid in 2011 see, “—2011 summary compensation table,” below.

Cash bonuses.    We use annual cash bonuses to motivate our executive officers to achieve our short-term financial and strategic objectives while making progress towards our longer-term growth and other goals. Each year, we adopt a cash bonus plan to align the financial incentives of our executive officers with our short-term operating plan and long-term strategic objectives and the interests of our stockholders.

The compensation committee approves the design, structure and performance measures, as well as the relative weighting of each measure, under the cash bonus plan. Generally, the bonuses for our executive officers are linked to the achievement of our annual financial and operational objectives and individual performance objectives. These bonus opportunities allow us to make a significant portion of each executive officer’s total cash compensation performance-based and at risk, consistent with our compensation philosophy.

Target bonus opportunities.    For 2011, our annual cash incentive award opportunities were designed to reward our named executive officers (other than Mr. Watts) based on our performance and, in the discretion of our chief executive officer, the individual named executive officer’s contribution to that performance. Our compensation committee established a target award opportunity for each named executive officer. Corporate objectives are the primary factor for the calculation of a bonus. In his discretion, our chief executive officer may increase or decrease a named executive officer’s bonus (other than the chief executive officer’s own bonus) based on his subjective determination of the named executive officer’s individual achievement during the year. The 2011 target award opportunities for our named executive officers were as follows:

Named executive officer	Target bonus opportunity (as a percentage of base salary)

Peter B. Santos	50.0%
Kevin S. Palatnik	30.0
Andrew J. Keane	30.0
Robert H. Schoenfield	32.7
Thomas Spade(1)	50.0
James L. Lau	30.0
Lloyd Watts	30.0

(1)	Mr. Spade’s target bonus opportunity was set forth in his sales commission plan.

Our compensation committee determined that our named executive officers should be primarily incentivized based upon achievement of corporate goals because these officers are primarily responsible for achievement of corporate-level milestones. For 2011, the process for determination of the bonuses for Mr. Watts and Mr. Lau differed from the other named executive officers. With respect to Mr. Watts, in light of his transition from a managerial role serving as our chief technology officer to a more research focused role as our chief scientist, our compensation committee determined that Mr. Watts should be primarily incentivized based upon the progress of his research, as determined in the sole discretion of our chief executive officer based upon our chief executive officer’s subjective determination of the progress of Mr. Watts’ research. Mr. Lau’s employment with us terminated in November 2011 following a certain period in which he assisted in the transition of his duties to our chief financial officer. Generally, a named executive officer must remain employed with us through the end of the year to be eligible for a bonus. In recognition of a successful transition, our compensation committee decided to pay Mr. Lau 75% of his target bonus as part of his separation agreement.

Executive bonus plan.    In January 2011, our compensation committee approved the general framework of a 2011 executive bonus plan. Under the bonus plan, our compensation committee established corporate objectives in the following three categories: (i) financial measures, (ii) customer focus and (iii) product focus. With respect to financial measures, our compensation committee set 2011 objectives of achieving revenue in excess of $90 million and attaining gross margin and operating margin in excess of our annual operating plan. With respect to customer focus, our compensation committee set 2011 objectives to attain certain design wins for each of our handset, computer and media tablet customers. With respect to product focus, our compensation committee set objectives relating to execution of product roadmaps and product design wins. With respect to any adjustments arising from individual performance under the bonus plan, our compensation committee tasked our chief executive officer with the responsibility of establishing and evaluating these objectives (other than his own) as he is closer to the day-to-day operations of our business and in a better position to assess the key performance requirements for each named executive officer. Any individual performance adjustments reflect our chief executive officer’s subjective determination of the role of each named executive officer in contributing to our achievement of the corporate-level goals.

Bonus decisions.    In January 2012, our compensation committee reviewed the performance and determined bonus payments for the named executive officers for 2011 other than Messrs. Santos, Spade and Lau. For Mr. Santos, our compensation committee reviewed his performance and made a recommendation to our board of directors as to Mr. Santos’ compensation. Our board of directors, with Mr. Santos abstaining, determined Mr. Santos’ 2011 bonus. Mr. Lau’s 2011 bonus was negotiated in connection with his separation agreement in October 2011. Mr. Lau’s separation agreement is discussed below in “—Change of control severance agreements and potential payments upon termination or change of control—Severance benefits received by James L. Lau.” Mr. Spade’s 2011 bonus was determined by Mr. Santos pursuant to Mr. Spade’s sales commission plan. The following table shows the 2011 bonus targets and actual bonus awards for each of our named executive officers.

Named executive officer	Target bonus opportunity	Actual bonus award

Peter B. Santos	$175,000	$175,000
Kevin S. Palatnik	35,654	38,863
Andrew J. Keane	6,779	6,779
Robert H. Schoenfield	63,173	66,963
Thomas Spade(1)	110,000	125,021
James L. Lau	53,300	53,300
Lloyd Watts	71,880	79,068

(1)	Mr. Spade’s target bonus opportunity was set forth in his sales commission plan.

Discretionary cash bonuses.    No discretionary cash bonuses were paid in 2011 other than to Mr. Santos, in connection with his annual review, Mr. Palatnik, in connection with his offer letter, and Mr. Watts, in connection with his transition to chief scientist.

Equity compensation.    We use equity awards to incent and reward our executive officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders.

Historically, the size and form of the initial equity awards for our executive officers have been established through arms-length negotiation at the time the individual executive was hired. In making these awards, we considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, the cash compensation received by the executive officer and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. In addition, we have periodically granted equity awards to our executive officers to ensure that their overall equity position was consistent with our compensation objectives.

In 2011 we did not grant equity awards to any of our existing named executive officers, however, our board of directors approved equity awards to Messrs. Palatnik, Keane and Schoenfield in connection with their employment as our executive officers as follows:

Named executive officer	Stock option grant (number of shares)

Kevin S. Palatnik(1)	190,184
Andrew Keane(2)	142,177
Robert Schoenfield(3)	143,333

(1)	Mr. Palatnik joined us in August 2011.

(2)	Mr. Keane joined us in November 2011.

(3)	Mr. Schoenfield joined us in March 2011.

Retirement and other benefits.    We have established a tax-qualified Section 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Currently, we do not match contributions made by participants in the plan. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits are provided to our executive officers on the same general terms as to all of our fulltime U.S. employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. From time to time, we have provided limited perquisites, such as reimbursement of relocation expenses, to certain executive officers.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive officers more efficient and effective and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Post-employment compensation

In December 2011, we entered into change of control and severance agreements (severance agreements) with our named executive officers (other than persons who are no longer our executive officers), which require us to make specific payments and benefits in connection with terminations of their employment under certain circumstances. These severance agreements superseded any other agreement or arrangement relating to severance benefits with these executive officers. For Mr. Watts, we entered into a separate agreement which is not of the same general form as the other named executive officers’ severance agreements. Mr. Lau’s separation agreement is discussed below in “—Change of control severance agreements and potential payments upon termination or change of control—Severance benefits received by James L. Lau.”

For a summary of the material terms and conditions of severance terms for our named executive officers, see “—Potential payments upon termination or change of control as of December 31, 2011.”

Tax and accounting considerations

Deductibility of executive compensation.    Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its three other highest paid named executive officers, other than its chief financial officer. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as performance based compensation within the meaning of the Internal Revenue Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are nonemployee directors and certain other conditions are satisfied.

As we are not currently publicly traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the performance-based compensation exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “parachute” payments.    Sections 280G and 4999 of the Internal Revenue Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer with a gross-up or other reimbursement payment for any tax liability that he may owe as a result of the application of Sections 280G or 4999 during 2011 and we have not agreed and are not otherwise obligated to provide any named executive officer with such a gross-up or other reimbursement.

Accounting treatment.    We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC Topic 718) for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

2011 summary compensation table

The following table presents compensation information for 2011 paid to or earned by our chief executive officer, our chief financial officer, our former chief financial officer and each of our four other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Name and principal position	Year	Salary(1)	Bonus	Option awards(2)	Nonequity incentive plan compensation(3)	All other compensation		Total

Peter B. Santos	2011	$312,458	$20,000	$—	$175,000	$639		$508,097
President and Chief Executive Officer

Kevin S. Palatnik(4)	2011	117,046	30,000	896,340	38,863	213		1,082,462
Chief Financial Officer

Andrew J. Keane(5)	2011	22,254	—	666,672	6,779	53		695,758
Vice President of Marketing

Robert H. Schoenfield(6)	2011	191,667	—	357,578	66,963	533		616,741
Vice President of Business Development

Thomas Spade	2011	220,000	—	—	125,021	639		345,660
Vice President of Sales

James L. Lau(7)	2011	221,761	—	—	53,300	119,026	(9)	394,087
Former Chief Financial Officer

Lloyd Watts(8)	2011	238,434	40,833	—	79,068	639		358,974
Founder and Chief Scientist/Former Chief Technology Officer

(1)	The amounts in this column include payments in respect of accrued vacation, holidays and sick days.

(2)	These amounts represent grant date fair value for the respective executives’ option grants granted in the fiscal year computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. See Note 10 of our consolidated financial statements for a discussion of valuation assumptions made in determining the grant date fair value of our stock options.

(3)	These amounts represent bonus payments as described in this prospectus under the section titled “Compensation discussion and analysis—Executive compensation program components.”

(4)	Mr. Palatnik became our Chief Financial Officer in August 2011.

(5)	Mr. Keane became our Vice President of Marketing in November 2011.

(6)	Mr. Schoenfield became our Vice President of Business Development in March 2011.

(7)	Mr. Lau ceased to be our Chief Financial Officer in August 2011.

(8)	Mr. Watts ceased to be our Chief Technology Officer and was appointed Chief Scientist in September 2011.

(9)	Includes payments in the aggregate amount of $118,440 made pursuant to the separation agreement with Mr. Lau.

Grants of plan-based awards in 2011

The following table presents information concerning grants of plan-based awards to each of our named executive officers during 2011.

Name	Grant date	Estimated possible payouts under nonequity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards			All other option awards: number of securities underlying options		Exercise or base price of option awards ($/Sh)(3)	Grant date fair value of stock and option awards ($)(4)
		Threshold	Target(2)	Maximum	Threshold	Target	Maximum

Peter B. Santos	—	$—	$175,000	$—	—	—	—	—		$—	$—
	—	—	—	—	—	—	—	—		—	—

Kevin S. Palatnik	10/31/2011	—	—	—	—	—	—	190,184	(5)	11.70	896,340
	—	—	35,654	—	—	—	—	—		—	—

Andrew J. Keane	12/09/2011	—	—	—	—	—	—	142,177	(6)	11.70	666,672
	—	—	6,779	—	—	—	—	—		—	—

Robert H. Schoenfield	03/03/2011	—	—	—	—	—	—	123,333	(7)	5.10	263,858
	10/31/2011	—	—	—	—	—	—	20,000	(8)	11.70	93,720
	—	—	63,173	—	—	—	—	—		—	—

Thomas Spade	—	—	110,000	—	—	—	—	—		—	—
	—	—	—	—	—	—	—	—		—	—

James L. Lau	—	—	53,300	—	—	—	—	—		—	—
	—	—	—	—	—	—	—	—		—	—

Lloyd Watts	—	—	71,880	—	—	—	—	—		—	—
	—	—	—	—	—	—	—	—		—	—

(1)	The actual amounts paid to our named executive officers for 2011 are set forth in “—2011 summary compensation table” above and the bonuses paid is discussed more fully in “Compensation discussion and analysis—Bonus decisions.”

(2)	The target bonus amounts for 2011 were established by the compensation committee. For further information regarding the 2011 target bonus amounts, see the section titled “Compensation discussion and analysis—Target bonus opportunities.”

(3)	Shares of our common stock were not publicly traded in 2011. The exercise price of all options was the fair value of a share of our common stock on the date of grant as determined in good faith by our board of directors.

(4)	Amounts represent the aggregate fair market value of options granted in 2011 to the named executive officers calculated in accordance with ASC Topic 718 without regard to estimated forfeitures. See Note 10 to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(5)	1/4th of the total number of shares subject to this stock option will vest on August 10, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this stock option each month thereafter.

(6)	1/4th of the total number of shares subject to this stock option will vest on November 28, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this stock option each month thereafter.

(7)	1/4th of the total number of shares subject to this stock option vested on March 1, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this stock option each month thereafter.

(8)	5/48th of the total number of shares subject to this stock option vested on March 1, 2012 and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

Outstanding equity awards at December 31, 2011

The following table presents the outstanding option awards held by each of our named executive officers as of December 31, 2011. There were no other stock awards outstanding.

				Option awards
Name	Number of securities underlying unexercised options exercisable(1)	Number of securities underlying unexercised options unexercisable(2)		Option exercise price ($)	Option expiration date

Peter B. Santos	60,666	—		$0.60	12/15/14
	91,746	—		0.60	10/17/15
	161,009	—		0.75	07/13/16
	110,015	2,340	(3)	0.90	01/22/18
	66,830	33,416	(4)	2.40	04/07/19
	19,816	39,633	(5)	2.70	08/03/20
	14,705	117,645	(6)	2.70	08/03/20

Kevin S. Palatnik	—	190,184	(7)	11.70	10/31/21

Andrew J. Keane	—	142,177	(8)	11.70	12/09/21

Robert H. Schoenfield	—	123,333	(9)	5.10	03/03/21
	—	20,000	(10)	11.70	10/31/21

Thomas Spade	58,333	116,667	(11)	2.70	09/14/20

James L. Lau	79,329	—		2.40	10/22/19
	7,291	—		2.70	08/03/20
	6,073	—		2.70	08/03/20

Lloyd Watts	121,298	—		0.60	12/11/13
	28,031	—		0.75	07/13/16
	28,125	1,875	(12)	2.40	04/29/18
	92,316	46,158	(13)	2.40	04/07/19
	11,972	23,945	(5)	2.70	08/03/20
	6,055	48,445	(6)	2.70	08/03/20

(1)	The options listed are subject to an early exercise right and may be exercised in full prior to vesting of the shares underlying the option. The share numbers in this column represent the shares vested under each option as of December 31, 2011.

(2)	The options listed are subject to an early exercise right and may be exercised in full prior to vesting of the shares underlying the option. The share numbers in this column represent the unvested shares under each option as of December 31, 2011.

(3)	1/48th of the total number of shares subject to this stock option will vest monthly starting January 3, 2008 (vesting commencement date).

(4)	1/48th of the total number of shares subject to this stock option will vest monthly starting April 7, 2009 (vesting commencement date).

(5)	1/48th of the total number of shares subject to this stock option will vest monthly starting August 3, 2010 (vesting commencement date).

(6)	1/36th of the total number of shares subject to this stock option will vest monthly starting August 3, 2011 (vesting commencement date).

(7)	1/4th of the total number of shares subject to this stock option will vest on August 10, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

(8)	1/4th of the total number of shares subject to this stock option will vest on November 28, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

(9)	1/4th of the total number of shares subject to this stock option vested on March 1, 2012 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

(10)	5/48th of the total number of shares subject to this stock option vested on March 1, 2012 and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

(11)	1/4th of the total number of shares subject to this stock option vested on August 30, 2011 (one year following the vesting commencement date) and the remaining shares subject to the option vest at a rate of 1/48th per month of the total number of shares subject to this stock option each month thereafter.

(12)	1/48th of the total number of shares subject to this stock option will vest monthly starting March 28, 2008 (vesting commencement date).

(13)	1/48th of the total number of shares subject to this stock option will vest monthly starting April 7, 2009 (vesting commencement date).

Option exercises and stock vested during 2011

None of the named executive officers held stock awards or exercised stock options during 2011.

Pension benefits

We did not sponsor any defined benefit pension or other actuarial plan for the named executive officers during 2011.

Nonqualified deferred compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the named executive officers during 2011.

Change of control severance agreements and potential payments upon termination or change of control

2011 change of control severance agreements

Effective December 31, 2011, we entered into change of control severance agreements, or severance agreements, with our named executive officers (other than Mr. Watts, who entered into an alternative agreement, and Mr. Lau whose employment terminated in 2011), which require us to make specific payments and benefits in connection with termination of their employment under certain circumstances. To the extent that we had previous severance agreements with our named executive officers, those agreements were amended and restated in their entirety by the December 2011 agreements and are of no further force or effect. These severance agreements superseded any other agreement or arrangement relating to severance benefits with these executive officers or any terms of their option agreements related to vesting acceleration, extension of the period to exercise or other terms. The descriptions that follow describe such payments and benefits that may be owed by us to each of our named executive officers (other than Mr. Lau) upon the named executive officer’s termination under certain circumstances. For Mr. Watts, we entered into a severance agreement which is not of the same general form as the other named executive officers’ severance agreements. For a summary of the material terms and conditions of severance for Mr. Watts, see “—Severance agreement with Lloyd Watts.”

The severance agreements remain in effect for an initial term of three years. On December 31, 2014, each agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 60 days prior to the date of automatic renewal. The severance agreements also acknowledge that each executive officer is an at-will employee, whose employment can be terminated at any time.

In order to receive the severance benefits described below, each named executive officer is obligated to execute a release of claims against us, provided such release of claims becomes effective and irrevocable no later than 60 days following such executive officer’s termination date.

In the event any payment to one of our named executive officers is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a “parachute payment” under Section 280G of the Internal Revenue Code), the executive officer will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the severance agreements, “cause” means generally the occurrence of any of the following:

•	the executive’s material failure to perform his stated duties, and the executive’s continued failure to cure such failure to our reasonable satisfaction within 10 days following notice of failure;

•	the executive’s material violation of our policies (including any insider trading policy) or any written agreement or covenant with us;

•

the executive’s conviction of, or entry of a plea of guilty or nolo contendere to, a felony (other than motor vehicle offenses the effect of which do not materially impair executive’s performance of his employment duties);

•	a willful act by the executive that constitutes gross misconduct and which is injurious to us;

•	the executive’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us;

•

the unauthorized use or disclosure by the executive of our proprietary information or trade secrets or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive’s relationship with us; or

•	the executive’s willful failure to cooperate with an investigation by a governmental authority.

The determination of “cause” will be made in good faith by our board of directors and will be final and binding on an executive.

For the purpose of the severance agreements, “good reason” means generally an executive’s voluntary termination within 30 days following the expiration of any cure period following the occurrence of one or more of the following without the executive’s consent:

•	a material reduction of the executive’s authorities, duties or responsibilities;

•	a material reduction of the executive’s base salary;

•	our failure to obtain assumption of the severance agreement by any successor; or

•	a material change in the geographic location of the executive’s principal workplace.

For Mr. Santos, the occurrence of either of the following events also constitute grounds for good reason: (i) following a change of control, a change in reporting position so that Mr. Santos does not report directly to the board of directors of the parent corporation in a group of controlled corporations or (ii) not being the chief executive officer of a company that has publicly traded shares.

For Mr. Palatnik, the occurrence of either of the following events also constitute grounds for good reason: (i) following a change of control, a change in reporting position so that Mr. Palatnik does not report directly to the chief executive officer of the parent corporation in a group of controlled corporations or (ii) not being the chief financial officer of a publicly held company.

For the named executive officers other than Mr. Santos and Mr. Palatnik, good reason will not be triggered if, following a change of control, an executive has the same responsibility with respect to our business and operations.

The executive may not resign for good reason without first providing written notice within 90 days of the initial existence of a condition that is believed to constitute grounds for good reason and a reasonable cure period of not less than 30 days following the date of such notice.

For the purpose of the severance agreements, “change of control” means generally:

•	a change in our ownership within the meaning of Section 409A of the Internal Revenue Code;

•	a change in effective control within the meaning of Section 409A of the Internal Revenue Code; or

•	a change in the ownership of a substantial portion of our assets within the meaning of Section 409A of the Internal Revenue Code.

For the purpose of the severance agreements, “change of control period” means generally the period beginning two months prior to, and ending 12 months following, a change of control.

Severance agreement with Lloyd Watts

Outside of the general form of the severance agreements entered into with the other named executive officers, we entered into a stand-alone severance agreement with Mr. Watts in August 2011. Pursuant to Mr. Watts’ severance agreement, if Mr. Watts is terminated without “cause” or he resigns for “good reason,” then subject to the execution of a release of claims, Mr. Watts receives:

•	six months continued payments of base salary; and

•

a post-termination exercise period with respect to then outstanding stock options until the earlier of the two year anniversary of his termination of employment or the one year anniversary of the effective date of our initial public offering.

For the purpose of Mr. Watts’ severance agreement, “cause” means generally Mr. Watts:

•	commits a crime involving dishonesty, breach of trust or physical harm to any person;

•	willingly engages in conduct that is in bad faith and injurious to us, including but not limited to misappropriation of trade secrets, fraud or embezzlement;

•	commits a material breach of his severance agreement or any other written agreement with us; or

•	willfully refuses to implement or follow a lawful policy or directive of ours.

For the purpose of Mr. Watts’ severance agreement, “good reason” means generally Mr. Watts’ voluntary termination within 30 days following the expiration of any cure period following the occurrence of one or more of the following without Mr. Watts’ consent:

•	a material reduction of his base salary;

•	a material reduction of his duties, authorities or responsibilities; or

•	a material change in the geographic location of his principal workplace.

Mr. Watts’ severance agreement has no term and will terminate upon the date that all of the obligations of the parties have been satisfied.

In the event any payment to Mr. Watts is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), Mr. Watts will be entitled to receive such payment as would entitle him to receive the greatest after tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

The following table summarizes the terms of the severance agreements for our chief executive officer, our chief financial officer and each of our other named executive officers (other than Mr. Lau):

			Termination without cause or resignation for good reason outside of a change of control period(1)					Termination without cause or resignation for good reason during a change of control period
	Termi- nation due to cause, death or disability		Base salary (# of months)	Higher of 2011 target or 2010 actual bonus (%)	COBRA payments (# of months)	Vesting accele- ration (%)	Post termi- nation exercise period (# of months)	Base salary (# of months)	Higher of 2011 target or 2010 actual bonus (%)	COBRA payments (# of months)	Vesting accele- ration (%)	Post termi- nation exercise period (# of months)

Peter B. Santos	None		12	—	12	—	—	18	150%	18	100%	18
Kevin S. Palatnik	None		9	—	9	—	—	12	100	12	100	12
Andrew J. Keane	None		6	—	6	—	—	9	75	9	100	12
Robert H. Schoenfield	None		6	—	6	—	—	9	75	9	100	12
Thomas Spade	None		6	—	6	—	—	9	75	9	100	12
Lloyd Watts		(2)	6	—	—	—	24	6	—	—	—	24

(1)	Only Mr. Watts is entitled to benefits for termination for good reason in the absence of a change of control.

(2)	In the event of termination due to death or disability, Mr. Watts will be entitled to receive an extension of his post-termination exercise period with respect to then outstanding stock options until the earlier of the two year anniversary of his termination of employment or the one year anniversary of the effective date of our initial public offering.

Potential payments upon termination or change of control as of December 31, 2011

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. For the purpose of the table, a qualifying termination of employment is considered “in connection with a change of control” if such termination occurs within the period 12 months following a “change of control” (as defined in each agreement). Payments and benefits are estimated assuming that the triggering event took place on December 31, 2011. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Termination without cause or resignation for good reason outside of a change of control period(1)(2)	Termination without cause or resignation for good reason during a change of control period(3)

Peter B. Santos
Cash severance	$350,000	$787,500	(4)
COBRA payments(5)	17,364	26,586
Accelerated vesting(6)	—	1,751,541
Santos total:	$367,364	$2,565,627

Kevin S. Palatnik
Cash severance	225,000	390,000	(4)
COBRA payments(5)	16,884	22,512
Accelerated vesting(6)	—	—
Palatnik total:	$241,884	$412,512

Andrew J. Keane
Cash severance	117,500	232,500	(4)
COBRA payments(5)	11,256	16,884
Accelerated vesting(6)	—	—
Keane total:	$128,756	$249,384

Robert H. Schoenfield
Cash severance	115,000	228,750	(4)
COBRA payments(5)	11,256	16,884
Accelerated vesting(6)	—	814,000
Schoenfield total:	$126,256	$1,059,634

Thomas Spade
Cash severance	110,000	247,500	(4)
COBRA payments(5)	11,256	16,884
Accelerated vesting(6)	—	1,050,000
Spade total:	$121,256	$1,314,384

Lloyd Watts
Cash severance(3)	119,800	119,800
Watts total:	$119,800	$119,800

(1)	The cash severance amounts shown in this column would be paid out periodically in accordance with our normal payroll procedures. COBRA premiums will be reimbursed consistent with our expense reimbursement policy.

(2)	Only Mr. Watts is entitled to benefits for termination for good reason in the absence of a change of control.

(3)	The cash severance amounts shown in this column would be paid in a lump sum, other than with respect to Mr. Watts. COBRA premiums will be reimbursed consistent with our expense reimbursement policy.

(4)	The amount represents the salary and bonus severance amount the named executive officer would receive.

(5)	The amount represents the cost of covering the named executive officer and his or her eligible dependents coverage under our benefit plans assuming such coverage is timely elected under COBRA.

(6)	The amount represents the gain the named executive officer would receive, calculated as the difference between the fair market value of our common stock on the last day of 2011 and the exercise price of such accelerated shares. The fair market value of our common stock on the last day of 2011 as determined by our board of directors was $0.39 per share.

Severance benefits received by James L. Lau

In October 2011, we entered into a separation agreement and release with Mr. Lau, whose employment terminated on November 4, 2011. Pursuant to the separation agreement and in consideration for a release of claims, we agreed to pay Mr. Lau continuing payments of base salary at a rate of $19,740 per month for a period of six months from his termination date. Mr. Lau also received a lump sum of $53,300, less applicable withholding, which is equivalent to 75% of the annual bonus he was eligible to earn in 2011. We have also agreed to reimburse Mr. Lau for the payments he makes for COBRA coverage for a period of six months from his termination date. In addition, we accelerated the vesting of Mr. Lau’s outstanding and unvested stock options for a period of six additional months beyond his termination of employment date. Finally, we extended the post-termination exercise period of Mr. Lau’s outstanding options until January 2, 2013.

Employee benefit plans

2011 Plan

Our board of directors adopted, and our stockholders approved, our 2011 Plan in March and April 2011, respectively. In addition, our board of directors and stockholders approved an increase in the number of shares reserved for issuance under our 2011 Plan in December 2011. In connection with our initial public offering, our board of directors approved in September 2011 and our stockholders are expected to approve the amendment and restatement of the 2011 Plan immediately prior to the time the registration statement of which this prospectus forms a part is declared effective by the SEC. The description below reflects the amendment and restatement of the 2011 Plan. The 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

A total of 2,506,147 shares of our common stock were reserved for issuance pursuant to the 2011 Plan as of March 31, 2012, plus any shares that are outstanding under our 2001 Stock Plan (2001 Plan) that terminate or forfeit without being exercised in full on and after our initial public offering. As of March 31, 2012, options to purchase 1,462,162 shares of our common stock were outstanding under our 2011 Plan and 1,043,985 shares of common stock remained available for future grant. The number of shares available for issuance under the 2011 Plan will also include an annual increase on the first day of each year beginning in 2013, equal to the least of:

•	1,101,649 shares;

•	4.5% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Our compensation committee will administer our 2011 Plan after the completion of the offering to which this prospectus relates. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

The exercise price of options granted under our 2011 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the total combined voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all other terms of options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement to the extent that the award is vested on the date of termination. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2011 Plan, which are awards that allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Awards of restricted stock may be granted under our 2011 Plan, which are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The administrator will determine the number of shares granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us).

Awards of restricted stock units may be granted under our 2011 Plan, which are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Awards of performance units and performance shares may be granted under our 2011 Plan, which are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Our 2011 Plan provides that all nonemployee directors are eligible to receive all types of awards (except for incentive stock options). Each person who first becomes a nonemployee director following the completion of the offering to which this prospectus relates will be automatically granted an initial award in the form of a nonstatutory stock option to purchase that number of shares equal to 0.07% of our fully diluted capitalization on or about the date such person becomes a nonemployee director. The initial award will vest as to 1/48th of the total shares thereunder on the monthly anniversary of the vesting commencement date, provided that the participant continues to serve as a director through such dates. Each nonemployee director will be granted an annual award in the form of a nonstatutory stock option to purchase that number of shares equal to 0.04% of our fully diluted capitalization at the first meeting of our board of directors following the annual meeting of our stockholders beginning in 2013 if, as of such date, the nonemployee director will have served on our board of directors for at least the preceding six months. The annual award will vest as to 1/12th of the shares subject to the annual award on the monthly anniversary of the vesting commencement date, provided the participant continues as a director through such dates. The term of these automatic option grants to nonemployee directors will be 10 years or such earlier expiration date specified in the applicable award agreement.

Unless the administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2011 Plan provides that in the event of a merger or “change in control,” as defined in the 2011 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award.

2001 Plan

Our board of directors adopted and our stockholders approved our 2001 Plan. Our 2001 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our employees and any parent or subsidiary corporation’s employees and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent or subsidiary corporation’s employees and consultants. The 2001 Plan also allows for awards of stock purchase rights. At the time our 2011 Plan became effective in March 2011, we ceased to grant new awards under the 2001 Plan.

Our board of directors or a committee appointed by our board of directors administers our 2001 Plan. Under our 2001 Plan, the administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise of an option. The administrator also has the power to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price. Our compensation committee recommends guidelines for equity compensation arrangements for all employees including guidelines for stock and option awards and vesting schedules.

Subject to adjustment, as of March 31, 2012, the maximum aggregate number of shares that may be subject to awards granted under the 2001 Plan was 3,122,735 shares of our common stock. As of March 31, 2012, options to purchase 3,122,735 shares of our common stock were outstanding under our 2001 Plan and no shares of our common stock remained available for future grant under the 2001 Plan.

Effective upon the adoption of the 2011 Plan, we ceased to grant awards under our 2001 Plan and instead grant awards under our 2011 Plan. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Incentive stock options and nonstatutory stock options may be granted under our 2001 Plan, provided that incentive stock options may only be granted to employees. The exercise price of incentive stock options within the meaning of Section 422 of the Internal Revenue Code must equal at least 100% of the fair market value of our common stock on the date of grant and the exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2001 Plan and applicable laws, the administrator determines the remaining terms of the option (e.g., vesting).

After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her award agreement to the extent that the option is vested on the date of termination. If termination is due to death, the option will remain exercisable for at least 12 months. If termination is due to disability, the option will remain exercisable for at least six months. In all other cases, the option will generally remain exercisable for 30 days following the termination of service (unless such termination is for cause, in which case the options, both vested and unvested, will terminate in their entirety). However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights may be granted under our 2001 Plan, however, no such stock purchase rights were granted. Stock purchase rights may be issued alone, in addition to or in tandem with other awards granted under our 2001 Plan. Stock purchase rights are rights to purchase our common stock that vest in accordance with terms and conditions established by the administrator and as proscribed by applicable law. The administrator determines the number of shares subject to a stock purchase right granted to any service provider. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase.

Unless the administrator provides otherwise, our 2001 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. The administrator may allow nonstatutory stock options to be transferred to testamentary trusts or to a participant’s immediate family members.

Our 2001 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation shall assume or substitute an equivalent award with respect to each outstanding award under the 2001 Plan. In the event that the successor corporation refuses to assume or substitute for the award, the options or stock purchase rights will terminate upon the merger or sale.

2011 ESPP

Our executive officers and our other employees will be allowed to participate in our 2011 ESPP, which will be effective upon the completion of the offering to which this prospectus relates. We believe that providing them the opportunity to participate in the 2011 ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals. The specific provisions of our 2011 ESPP are as provided for below.

Our board of directors adopted our 2011 ESPP in September 2011 and we expect our stockholders will approve it prior to the completion of this offering. The 2011 ESPP will become effective upon completion of this offering.

A total of 451,764 shares of our common stock will be made available for sale under the 2011 ESPP. In addition, our 2011 ESPP provides for annual increases in the number of shares available for issuance under plan on the first day of each fiscal year beginning in 2013, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of such year;

•	249,328 shares of common stock; or

•	such amount as determined by our board of directors or compensation committee.

Our compensation committee administers the 2011 ESPP and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate subject to the conditions of the plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2011 ESPP if such employee:

•	immediately after the grant would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2011 ESPP is intended to qualify under Section 423 of the Internal Revenue Code. The offering periods generally are scheduled to start on the first trading day on or after February 15 and August 15 of each year and end approximately six months later. The first offering period, however, will commence on the first trading day on or after completion of the offering to which this prospectus relates and will end on the first trading day on or after August 15, 2012. Each offering period generally will include one purchase period, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date.

Our 2011 ESPP permits participants to purchase common stock through contribution of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,000 shares during a six-month purchase period.

Accumulated contributions are used to purchase shares of our common stock on a participant’s behalf at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically reenrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant generally may not transfer rights granted under the 2011 ESPP. If the compensation committee permits the transfer of rights, it may only be done other than by will, the laws of descent and distribution, or as otherwise provided under the 2011 ESPP.

In the event of our merger or change in control, as defined under the 2011 ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2011 ESPP will automatically terminate in 2031, unless we terminate it sooner. Our board of directors and compensation committee has the authority to amend, suspend or terminate our 2011 ESPP, except that, subject to certain exceptions described in the 2011 ESPP, no such action may adversely affect any outstanding rights to purchase stock under our 2011 ESPP.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan (Bonus Plan) was adopted by our board of directors in March 2012. The Bonus Plan allows our board of directors or its committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our board of directors or its committee.

Under the Bonus Plan, our board of directors or its committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, inventory turns, inventory levels, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return and working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures. The performance goals may differ from participant to participant and from award to award.

Our board of directors or its committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at or above a participant’s target award, in the discretion of our board of directors. Our board of directors or its committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

Other benefit plans

In addition to the United States, we currently have employees located in South Korea, Taiwan and Singapore. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of the offering to which this prospectus relates, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Related party transactions

In addition to the director and executive compensation arrangements discussed above under “Executive compensation,” the following is a description of transactions since January 1, 2009 to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them, had or will have a direct or indirect material interest.

Private placements

Series D preferred stock financing

In February and April 2009, we sold an aggregate of 2,926,332 shares of Series D preferred stock at a per share purchase price of $5.14 pursuant to a stock purchase agreement. Purchasers of the Series D preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series D preferred stock by the beneficial holders of more than 5% of our capital stock or entities affiliated with them:

Name of stockholder	Audience director		Number of Series D shares	Total purchase price

New Enterprise Associates 11, Limited Partnership	Forest Baskett		1,111,435	$5,705,000
Vulcan Capital Venture Capital I LLC	Stephen Hall	(1)	584,453	3,000,000
Funds affiliated with Tallwood Venture Capital(2)	George A. Pavlov		1,139,007	5,846,527

(1)	Mr. Hall served on our board of directors as the representative of Vulcan Capital Venture Capital I LLC at the time of our Series D preferred stock financing. Mr. Gyani replaced Mr. Hall on our board of directors in March 2011.

(2)	Affiliates of Tallwood Venture Capital holding securities whose shares are aggregated for the purpose of reporting share ownership information include Tallwood II Associates, L.P. and Tallwood II Annex, L.P.

Series E preferred stock financing

In February and March 2010, we sold an aggregate of 4,135,584 shares of Series E preferred stock at a per share purchase price of $3.67 pursuant to a stock purchase agreement. Purchasers of the Series E preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series E preferred stock by the beneficial holders of more than 5% of our capital stock or entities affiliated with them:

Name of stockholder	Audience director		Number of Series E shares	Total purchase price

New Enterprise Associates 11, Limited Partnership	Forest Baskett		1,349,396	$4,946,889
Vulcan Capital Venture Capital I LLC	Stephen Hall	(1)	1,126,239	4,128,794
Funds affiliated with Tallwood Venture Capital(2)	George A. Pavlov		1,468,622	5,383,972

(1)	Mr. Hall served on our board of directors as the representative of Vulcan Capital Venture Capital I LLC at the time of our Series E preferred stock financing. Mr. Gyani replaced Mr. Hall on our board of directors in March 2011.

(2)	Affiliates of Tallwood Venture Capital whose shares are aggregated for the purpose of reporting share ownership information include Tallwood I, L.P., Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P.

Stock option awards

Certain stock option grants to our directors and executive officers and related option grant policies are described in this prospectus under the sections titled “Management—Director compensation,” “Executive compensation—Compensation disclosure and analysis,” “Executive compensation—Grants of plan-based awards in 2011,” “Executive compensation—Outstanding equity awards at December 31, 2011” and “Executive compensation—Change of control severance agreements and potential payments upon termination or change of control.” Pursuant to our director and executive officer compensation policies or other arrangements, we granted the following options to certain directors and executive officers since January 1, 2009:

Name	Grant date	Shares subject to option(#)		Exercise price

Peter B. Santos	05/26/09	100,246	(1)	$2.40
	08/03/10	59,449	(1)	2.70
	08/03/10	132,350	(2)	2.70
	01/25/12	140,475	(2)	13.80
Kevin S. Palatnik	10/31/11	190,184	(3)	11.70
James L. Lau(6)	10/22/09	122,833	(3)	2.40
	08/03/10	16,666	(1)	2.70
	08/03/10	13,882	(1)	2.70
Forest Baskett	01/25/12	14,133	(1)	13.80
	01/25/12	8,080	(5)	13.80
Marvin D. Burkett	08/03/10	44,625	(1)	2.70
	01/25/12	8,080	(5)	13.80
Barry Cox	10/22/09	240,000	(1)	2.40
	08/03/10	27,124	(1)	2.70
	01/25/12	8,080	(5)	13.80
Rich Geruson	01/25/12	14,133	(1)	13.80
Mohan S. Gyani	03/03/11	44,625	(1)	5.10
	01/25/12	8,080	(5)	13.80
George A. Pavlov	01/25/12	14,133	(1)	13.80
	01/25/12	8,080	(5)	13.80
Lloyd Watts	05/26/09	138,474	(1)	2.40
	08/03/10	35,917	(1)	2.70
	08/03/10	54,500	(2)	2.70
Andrew J. Keane	12/09/11	142,177	(3)	11.70
Sanjay Adkar(7)	03/30/10	146,666	(3)	2.40
Andy J. Micallef	08/03/10	150,000	(3)	2.70
Robert H. Schoenfield	03/03/11	123,333	(3)	5.10
	10/31/11	20,000	(4)	11.70
Manish Singh(8)	03/30/10	133,333	(3)	2.40
Thomas Spade	09/14/10	175,000	(3)	2.70
Carver Mead	08/03/10	21,420	(1)	2.70
	12/09/11	500	(2)	11.70

(1)	Option vests at a rate of 1/48th of the shares subject to this option vesting per month, subject to continued service through each applicable date by the optionholder.

(2)	Option vests at a rate of 1/36th of the shares subject to this option vesting per month, subject to continued service through each applicable date by the optionholder.

(3)

Option vests at a rate of 1/4th of the shares subject to this option on the first anniversary of the vesting commencement date with the remainder of the shares subject to this option vesting ratably over the next 36 months, subject to continued service through each applicable date by the optionholder.

(4)	Option vests and becomes exercisable at a rate of 5/48th of the total number of shares subject to this option on the one year service anniversary with the remainder of the shares subject to this option vesting and becoming exercisable at a rate of 1/48th per month, subject to continued service through each applicable date by the optionholder.

(5)	Option vests as to 1/12th of the shares per month commencing June 1, 2012.

(6)	Mr. Lau ceased to be our Chief Financial Officer in August 2011.

(7)	Mr. Adkar ceased to be our Vice President of Engineering in February 2012.

(8)	Mr. Singh ceased to be our Vice President of Marketing in November 2011.

Warrant exercise

In April 2012, Vulcan Capital Venture Capital I LLC elected to purchase 68,919 shares of Series AA preferred stock at a price of $3.627 per share pursuant to a warrant dated June 21, 2006, for a total purchase price of $249,969, subject to the completion of this offering.

Investors’ rights agreement

In connection with our Series E financing, we entered into an amended and restated investors’ rights agreement with certain purchasers of our preferred stock, including our principal stockholders with whom certain of our directors are affiliated. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to certain shares of our common stock which will be issuable upon conversion of the shares of preferred stock held by them. For a description of these registration rights, see “Description of capital stock—Registration rights.”

The amended and restated investors’ rights agreement also provides for preemptive rights with respect to future sales by us of our securities. In June 2011, we entered into an amendment to the amended and restated investors’ rights agreement to exclude all options and other securities issued or issuable under the 2011 Plan from these preemptive rights. The amended and restated investors’ rights agreement also subjects us to certain affirmative and negative covenants. These preemptive rights and covenants will terminate upon completion of the offering to which this prospectus relates.

Voting agreement

We have entered into a voting agreement with certain holders of our outstanding preferred stock and common stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to our board of directors. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including New Enterprise Associates, which has designated Forest Baskett for election to our board of directors as the Series B preferred stock nominee; the holders of Series AA and Series AA-1 preferred stock, who have the right to designate two nominees and have designated George A. Pavlov for election to our board of directors; the holders of Series A-1, Series A-2 and Series A-3 preferred stock who have designated Mohan S. Gyani for election to our board of directors; and the holders of common stock who have the right to designate one nominee for election to our board of directors and have designated Rich Geruson. In addition, the parties to the voting agreement have agreed that the holders of a majority of the outstanding shares have the right to designate three nominees for election to our board of directors, one of whom shall be the chief executive officer. These seats are filled by Peter B. Santos, Barry L. Cox and Marvin D. Burkett. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Indemnification agreements

We have entered into indemnity agreements with each of our current directors and officers, in addition to the indemnification provided for in our bylaws. These agreements will require us to indemnify each such person against expenses and liabilities incurred by such person for a proceeding related to such person’s services for us and to advance expenses incurred for such proceeding, all subject to limited exceptions. See “Compensation discussion and analysis—Limitation of liability and indemnification.”

Policies and procedures for related party transactions

In September 2011, we adopted a related party transactions policy. As provided by our audit committee charter to be effective upon completion of the offering to which this prospectus relates, our audit committee is responsible for reviewing and approving in advance any related party transaction. All of our directors, officers and employees are required to report to the audit committee any related party transaction prior to entering into the transaction.

We believe that we have executed all of the transactions set forth under the section titled “Related party transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Principal and selling stockholders

The following table presents information as to the beneficial ownership of our common stock as of March 31, 2012 and as adjusted to reflect the sale of the common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for securities. Unless otherwise shown below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power for all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2012 are considered to be outstanding and to be beneficially owned by the person holding the options or warrants to compute the percentage ownership of that person, but are not treated as outstanding to compute the percentage ownership of any other person.

The number of shares of our common stock outstanding after this offering includes 5,000,000 shares of common stock being offered by us and does not include the shares that are subject to the underwriters’ over-allotment option. The percentage of our common stock outstanding before and after the offering is based on 14,345,060 shares of our common stock outstanding on March 31, 2012 and 19,393,758 shares outstanding after the completion of this offering, assuming the exercise of outstanding options to purchase 48,698 shares of our common stock by selling stockholders in connection with this offering and the conversion of all outstanding shares of preferred stock. The percentage ownership information assumes no exercise of the underwriters’ overallotment option.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Audience, Inc., 440 Clyde Avenue, Mountain View, California 94043.

	Shares beneficially owned prior to the offering		Number of shares offered	Shares beneficially owned after the offering
	Shares	Percentage		Shares	Percentage

5% stockholders:
Entities affiliated with New Enterprise Associates, Inc.(1)	4,282,219	29.85%	—	4,282,219	22.08%
1954 Greenspring Drive Suite 600 Timonium, Maryland 21093
Entities affiliated with Vulcan Capital Venture Capital(2)	3,574,041	24.80	—	3,574,041	18.36
505 Fifth Avenue, Suite 900 Seattle, Washington 98104
Entities affiliated with Tallwood Venture Capital(3)	4,660,569	32.49	—	4,660,569	24.03
3000 Sand Hill Road, Building 3, Suite 240 Menlo Park, California 94025

Directors and executive officers:
Peter B. Santos(4)	562,145	3.77	20,000	542,145	2.72
James L. Lau(4)	92,693	*	—	92,693	*
Kevin S. Palatnik	—	—	—	—	—
Robert H. Schoenfield(4)	38,888	*	2,158	36,730	*
Thomas Spade(4)	76,562	*	4,566	71,996	*
Andrew J. Keane	—	—	—	—	—
Lloyd Watts(5)	582,073	3.97	5,333	576,740	2.93
Forest Baskett(6)	4,283,396	29.86	—	4,283,396	22.09
Marvin D. Burkett(4)	19,523	*	—	19,523	*
Barry L. Cox(7)	166,864	1.16	—	166,864	*
Rich Geruson(4)	1,177	*	—	1,177	*
Mohan S. Gyani(4)	13,945	*	—	13,945	*
George A. Pavlov(8)	4,661,746	32.49	—	4,661,746	24.04
All directors and executive officers as a group (14 persons)(9)	10,567,762	73.31	32,057	10,535,705	54.19

Other selling stockholders:
VentureTech Alliance Fund II, L.P.(10)	412,605	2.88	93,846	318,759	1.64
Broe Holdings, LLC(11)	159,029	1.11	79,514	79,515	*
Emerging Alliance Fund, L.P.(12)	55,135	*	8,926	46,209	*
Accurex Technology Corporation(13)	42,633	*	3,333	39,300	*
Allen Sansano(4)	41,143	*	2,500	38,643	*
Ansuya Bhatt(14)	33,749	*	1,966	31,783	*
Carlos Avendano(15)	33,070	*	1,666	31,404	*
Dana Massie(4)	32,769	*	2,229	30,540	*
Matthew Cowan(16)	32,165	*	1,533	30,632	*
Stephen Malinowski and Lisa Turetsky(17)	31,445	*	9,760	21,685	*
Perry He(4)	29,797	*	1,573	28,224	*
Eric Skup(4)	29,281	*	1,831	27,450	*
Matt Ward(4)	23,786	*	1,657	22,129	*
Andrew Unruh(4)	21,250	*	1,467	19,783	*
Jean Laroche(4)	18,914	*	1,000	17,914	*
Erick Alvarado(4)	17,454	*	1,100	16,354	*

	Shares beneficially owned prior to the offering		Number of shares offered	Shares beneficially owned after the offering
	Shares	Percentage		Shares	Percentage

Samuel Dicker(4)	16,796	*	1,120	15,676	*
Baldwyn Chieh(4)	16,791	*	1,066	15,725	*
Michael Goodwin(4)	16,684	*	833	15,851	*
Hendrik Tjangnaka(4)	16,297	*	208	16,089	*
Leonardo Rub(18)	16,086	*	1,084	15,002	*
Mikhail Yagunov(4)	16,057	*	1,114	14,943	*
Peng Zhang(4)	10,494	*	716	9,778	*
Edmund S. Ruffin, Jr.(19)	10,468	*	3,333	7,135	*
Brian Clark(20)	8,803	*	613	8,190	*
Kartik Raju(4)	8,583	*	563	8,020	*
Scott Lewis(21)	7,632	*	7,632	—	—
Raminder Singh(22)	7,499	*	29	7,470	*
Christopher Carroll(4)	7,291	*	333	6,958	*
The Craig W. Johnson Trust U/A/D 8/31/00(23)	6,530	*	2,176	4,354	*
Taro Kimura(24)	6,091	*	385	5,706	*
Scott Zielinski(4)	5,902	*	125	5,777	*
Ian McKay(4)	5,000	*	283	4,717	*
Wen Wu Su(4)	4,999	*	100	4,899	*
Brian Sanford(4)	3,749	*	228	3,521	*
Jyoti Shrilokar(4)	3,231	*	207	3,024	*
Prashant Upreti(4)	3,194	*	194	3,000	*
Hong You(25)	3,054	*	194	2,860	*
Brad Grossman(4)	2,777	*	99	2,678	*
Alfredo Aguilar(4)	2,373	*	100	2,273	*
Michael A. Morrissey(26)	2,242	*	1,120	1,122	*
Yongteng Ma(4)	2,170	*	83	2,087	*
Dianne Brewer-Donnelly(4)	2,115	*	108	2,007	*
June Murray(4)	1,222	*	73	1,149	*
The Pamela H. Johnson Revocable Trust(27)	761	*	66	695	*
Doug Replogle(4)	593	*	37	556	*

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 4,278,005 shares of common stock issuable upon the conversion of preferred stock held of record by New Enterprise Associates 11, Limited Partnership (NEA 11) and 4,214 shares of common stock issuable upon the conversion of preferred stock held of record by NEA Ventures 2006, L.P. (Ven 2006). The shares directly held by NEA 11 are indirectly held by NEA Partners 11, Limited Partnership (NEA Partners 11), the sole general partner of NEA 11, NEA 11 GP, LLC (NEA 11 LLC), the sole general partner of NEA Partners 11 and each of the individual Managers of NEA 11 LLC. The individual Managers (collectively, the Managers) of NEA 11 LLC are M. James Barrett, Peter J. Barris, Forest Baskett (a member of our board of directors), Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell. The shares directly held by Ven 2006 are indirectly held by Karen P. Welsh, the general partner of Ven 2006. NEA 11, NEA Partners 11, NEA 11 LLC and the Managers share voting and dispositive power with regard to the shares directly held by NEA 11. Karen P. Welsh, the general partner of Ven 2006, holds voting and dispositive power over the shares held by Ven 2006. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(2)	Consists of 3,358,009 shares of common stock issuable upon the conversion of preferred stock held by Vulcan Capital Venture Capital I LLC; 68,919 shares of common stock issuable upon exercise and conversion of a preferred stock warrant held by Vulcan Capital Venture Capital I LLC, which the holder has exercised subject to completion of this offering. 33,333 shares of common stock held by Vulcan Ventures Incorporated and 113,780 shares of common stock issuable upon the conversion of preferred stock held by Vulcan Ventures Incorporated. Vulcan Ventures Incorporated is the managing member of Vulcan Capital Venture Capital Management I, LLC, which is the manager of Vulcan Capital Venture Capital I LLC. Paul Allen is the sole stockholder of Vulcan Ventures Incorporated and, as such, possesses sole voting and investment power. Mr. Allen disclaims beneficial ownership of the shares held by Vulcan Capital Venture I LLC except to the extent of his pecuniary interest therein.

(3)	Consists of 8,075 shares of common stock issuable upon the conversion of preferred stock held by Tallwood III Associates, L.P., 26,222 shares of common stock issuable upon the conversion of preferred stock held by Tallwood II Associates, L.P., 1,437,061 shares of common stock issuable upon the conversion of preferred stock held by Tallwood II, L.P., 595,352 shares of common stock issuable upon the conversion of preferred stock held by Tallwood II Partners, L.P., 1,133,312 shares of common stock issuable upon the conversion of preferred stock held by Tallwood II Annex, L.P., 131,990 shares of common stock issuable upon the conversion of preferred stock held by Tallwood III Partners, L.P., 286,234 shares of common stock issuable upon the conversion of preferred stock held by Tallwood I, L.P. and 1,042,323 shares of common stock issuable upon the conversion of preferred stock held by Tallwood III, L.P. Diosdado P. Banatao is the managing member of Tallwood Management Co., LLC, which is the general partner of Tallwood I, L.P. Each of Luis Arzubi, Diosdado P. Banatao and George Pavlov is a managing member of Tallwood III Management, LLC, which is the general partner of Tallwood III, L.P., Tallwood III Partners, L.P. and Tallwood III Associates, L.P. George Pavlov and Diosdado P. Banatao are the managing member of Tallwood II Management, LLC, which is the general partner of Tallwood II Annex, L.P., Tallwood II Associates, L.P., Tallwood II, L.P. and Tallwood II Partners, L.P. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(4)	Consists solely of shares subject to options exercisable within 60 days of March 31, 2012.

(5)	Consists of 266,666 shares of common stock held by Mr. Watts and 315,407 shares subject to options exercisable within 60 days of March 31, 2012.

(6)	See footnote (1) above regarding Mr. Baskett’s relationship with New Enterprise Associates, Inc. and its affiliated entities. Mr. Baskett disclaims beneficial ownership of the shares held by NEA 11 and Ven 2006, referenced in footnote (1) above, except to the extent of his pecuniary interest therein. Mr. Baskett does not have voting or dispositive power over the shares held of record by Ven 2006.

(7)	Consists of 133,332 shares of common stock held by Mr. Cox and 33,532 shares subject to options exercisable within 60 days of March 31, 2012.

(8)	Consists of shares held by entities affiliated with Tallwood Venture Capital. Mr. Pavlov is a general partner of Tallwood Venture Capital and as a result may be deemed to beneficially own the shares owned by entities affiliated with Tallwood Venture Capital. Mr. Pavlov disclaims beneficial ownership of the shares held by entities affiliated with Tallwood Venture Capital, except to the extent of his pecuniary interest therein.

(9)	Includes 1,224,976 shares subject to options exercisable within 60 days of March 31, 2012.

(10)	Consists of 412,605 shares of common stock issuable upon the conversion of preferred stock held by VentureTech Alliance Fund II, L.P. VentureTech Alliance Fund II, L.P. is managed by its general partner, VentureTech Alliance II, LLC. Ronald Norris, James V. Diller, Jr. and Juine-Kai Tsang are the managing members of VentureTech Alliance II, LLC. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address for these entities is 2585 Junction Ave., San Jose, CA 95134.

(11)	Consists of 159,029 shares of common stock issuable upon the conversion of preferred stock held by Broe Holdings, LLC. Patrick D. Broe is the sole shareholder of Broe Holdings, LLC, and, as such, possesses sole voting and investment power. Mr. Broe disclaims beneficial ownership of the shares held by Broe Holdings, LLC except to the extent of his pecuniary interest therein. The address for this entity is 252 Clayton St., 4th Floor, Denver, CO 80206.

(12)	Consists of 55,135 shares of common stock issuable upon the conversion of preferred stock held by Emerging Alliance Fund, L.P. Emerging Alliance Fund, L.P. is managed by its general partner, VentureTech Alliance, LLC. Ronald Norris is the managing member of VentureTech Alliance, LLC. Mr. Norris disclaims beneficial ownership of the shares held by Emerging Alliance Fund, L.P. except to the extent of his pecuniary interest therein. The address for these entities is 2585 Junction Ave., San Jose, CA 95134.

(13)	Consists of 37,499 shares of common stock and 5,134 shares of common stock issuable upon the conversion of preferred stock held by Accurex Technology Corporation. Allan Crawford is the president of Accurex Technology Corporation. Mr. Crawford disclaims beneficial ownership of the shares held by Accurex Technology Corporation except to the extent of his pecuniary interest therein. The address for this entity is 1124 Hillside Rd., West Vancouver, B.C., Canada V75-2G4.

(14)	Consists of 13,333 shares of common stock held by Ms. Bhatt and 20,416 shares subject to options exercisable within 60 days of March 31, 2012.

(15)	Consists of 13,332 shares of common stock held by Mr. Avendano and 19,738 shares subject to options exercisable within 60 days of March 31, 2012.

(16)	Consists of 18,125 shares of common stock held by Mr. Cowan and 14,040 shares subject to options exercisable within 60 days of March 31, 2012.

(17)	Consists of 26,685 shares of common stock and 4,760 shares of common stock issuable upon the conversion of preferred stock held by Mr. Malinowski and Ms. Turetsky.

(18)	Consists of 5,666 shares of common stock held by Mr. Rub and 10,420 shares subject to options exercisable within 60 days of March 31, 2012.

(19)	Consists of 5,000 shares of common stock and 5,468 shares of common stock issuable upon the conversion of preferred stock held by Mr. Ruffin.

(20)	Consists of 1,600 shares of common stock held by Mr. Clark and 7,203 shares subject to options exercisable within 60 days of March 31, 2012.

(21)	Consists of 5,832 shares of common stock and 1,800 shares of common stock issuable upon the conversion of preferred stock held by Mr. Lewis.

(22)	Consists of 5,833 shares of common stock held by Mr. Singh and 1,666 shares subject to options exercisable within 60 days of March 31, 2012.

(23)	Consists of 4,166 shares of common stock and 2,364 shares of common stock issuable upon the conversion of preferred stock held by the Craig W. Johnson Trust U/A/D 8/31/00.

(24)	Consists of 3,028 shares of common stock held by Mr. Kimura and 3,063 shares subject to options exercisable within 60 days of March 31, 2012.

(25)	Consists of 2,777 shares of common stock held by Ms. You and 277 shares subject to options exercisable within 60 days of March 31, 2012.

(26)	Consists of 625 shares of common stock and 1,617 shares of common stock issuable upon the conversion of preferred stock held by Mr. Morrissey.

(27)	Consists of 761 shares of common stock issuable upon the conversion of preferred stock held by the Pamela H. Johnson Revocable Trust.

Description of capital stock

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of the offering to which this prospectus relates. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value per share.

Common stock

Based on 1,139,880 shares of common stock outstanding as of March 31, 2012 and the conversion of outstanding preferred stock as of March 31, 2012 into 13,205,180 shares of common stock upon the completion of this offering, assuming the issuance of 48,698 shares subject to outstanding options exercised by the selling stockholders in connection with the offering and the issuance of 5,000,000 shares of common stock in this offering, there will be 19,393,758 shares of common stock outstanding upon the closing of this offering. As of March 31, 2012, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had 116 record holders of our common stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to shares ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred stock

Upon completion of this offering, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time, up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of March 31, 2012, we had the following warrants outstanding:

•

Warrants to purchase 110,269 shares of Series AA preferred stock at an exercise price of $3.627 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like. If not exercised, the warrants expire on the earlier of a closing of an initial public offering or a change of control transaction that meet the requirements described in the warrants, or August 20, 2013. In April 2012, the holders of the warrants to purchase 110,269 shares of Series AA preferred stock executed exercise notices under which they elected to purchase 110,269 shares of Series AA preferred stock, subject to the completion of this offering.

•

A warrant to purchase 1,333 shares of Series E preferred stock at an exercise price of $3.666 per share. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like. The warrant contains provisions for an automatic net exercise on July 31, 2019, the expiration date of the warrant.

Registration rights

Following the closing of this offering, the holders of an aggregate of 13,124,886 shares of our common stock (consisting of 13,205,180 shares of common stock issuable upon the conversion of our convertible preferred stock, and excluding 191,896 such shares that will be sold in this offering, and 111,602 shares of common stock reserved for issuance upon the exercise of outstanding warrants as of March 31, 2012, at a weighted average exercise price of $3.63 per share), will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an investors’ rights agreement by and among us and certain of our stockholders and the Series E preferred stock warrant. In addition, the holder of an aggregate of 261,333 shares of our common stock will be entitled to the incidental registration rights set forth below. As applicable, we refer to these shares collectively as registrable securities. The rights set forth below will expire on the fifth anniversary of the closing of the offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144 of the Securities Act.

Demand registration rights.    At any time after the later of (x) February 3, 2013 or (y) six months after the effective date of the registration statement of which this prospectus is a part, and subject to certain exceptions, the holders of at least 30% of the registrable securities may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of the registrable securities held by such stockholders, provided that such holders request that we file a registration statement under the Securities Act covering the registration of at least 50% of the registrable securities then outstanding or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $20,000,000. Upon any such demand we must use our best efforts to effect the registration of the registrable securities which we have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect three registrations in response to these demand registration rights. Depending on certain conditions, we may defer such registration for up to 90 days. In addition, the underwriters of any underwritten offering will have the right to limit the number of the registrable securities to be included in the registration statement, subject to certain restrictions.

Incidental registration rights.    If we propose to register any securities for public sale, including pursuant to any stockholder initiated demand registration, holders of the registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number of the registrable securities to be included in the registration statement, subject to certain restrictions.

Short form registration rights.    As soon as practicable after the end of the fiscal year in which the registration statement of which this prospectus is part becomes effective, we are obligated under the investors’ rights agreement to take action necessary to qualify and remain eligible for registration on Form S-3 under the Securities Act. At any time when Form S-3 is available, the holders of at least 60% of the registrable securities may require us to effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is, net of underwriting discounts and commissions, at least $5,000,000, subject to certain exceptions, including if we have already effected one demand short form registration within the six-month period preceding the request. In addition, the underwriters of any underwritten offering will have the right to limit the number of the registrable securities to be included in the registration statement, subject to certain restrictions.

Expenses of registration.    We will pay all registration expenses related to any demand, incidental or short form registration, including reasonable fees and expenses of counsel for the selling holders of the registrable securities, other than underwriting discounts and commissions.

Indemnification.    Under the investors’ rights agreement, we have agreed to indemnify the holders of the registrable securities, their respective underwriters and any person who might be deemed to control them against losses, claims, damages or liabilities arising out of or based upon any material misstatements or omissions in the registration statement or related violations of law subject to limited exceptions.

Antitakeover effects of provisions of the amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection due to our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the ability of stockholders to act by written consent or call a special meeting.    Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the whole board of directors, chairperson of the board of directors, chief executive officer or president. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Election and removal of directors.    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware antitakeover statute.    Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Co., N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 662-7232.

Listing on The NASDAQ Global Select Market

Our common stock has been approved for listing on The NASDAQ Global Select Market under the trading symbol “ADNC,” subject to official notice of issuance.

Shares eligible for future sale

Prior to this offering, there has not been any public market for our common stock and we make no prediction as to the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon the completion of this offering, we will have an aggregate of 19,393,758 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options (other than the options to purchase 48,698 shares of our common stock which will be exercised by selling stockholders in connection with the offering). Of the outstanding shares, all of the 5,270,180 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. The remaining 14,123,578 shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale upon completion of this offering;

•

14,123,578 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, subject to extension or reduction in certain circumstances; and

•	2,490,163 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus, subject to extension in certain circumstances.

Lock-up agreements and obligations

Our directors, officers and substantially all of our stockholders, including the selling stockholders, have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities or make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock without the prior written consent of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities, Inc. for a period of 180 days from the date of this prospectus, subject to certain exceptions. The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period or provide notification to J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities, Inc. of any earnings release, or material news or a material event that may give rise to an extension of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event.

In addition, each grant agreement under each of our Stock Plans contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of at least 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 193,938 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2012, 733,601 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, employee stock purchase plan and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. However, the shares registered on Form S-8 may be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 applicable to affiliates, as well as vesting restrictions, and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration rights

Upon completion of this offering, the holders of an aggregate of 13,386,219 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of capital stock—Registration rights.”

Material U.S. federal income tax and

estate tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income tax and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR

COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, which is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of common stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain on disposition of common stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and that we will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period described in the third bullet above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal estate tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States, as defined for U.S. federal estate tax purposes, at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation affecting taxation of our common stock held by or through foreign entities

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution,” as specially defined under these rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Under certain transition rules, this withholding will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or disposition of our common stock made on or after January 1, 2015. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Underwriting

J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., (collectively, the Representatives), are acting as the representatives of the underwriters and joint book running managers in connection with this offering. Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part, we and the selling stockholders have agreed to sell to the underwriters named below and each of the underwriters named below has severally agreed to purchase from us and the selling stockholders and has agreed to sell, the respective number of shares of common stock shown opposite its name below:

Name	Number of shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Pacific Crest Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares from us as described below), if any of the shares are purchased;

•	the respective representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 790,527 additional shares from us. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders, and we and the selling stockholders have agreed to sell for the shares.

	Per share		Total
	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us and the selling stockholders, are estimated to be approximately $3.8 million (excluding underwriting discounts and commissions).

Option to purchase additional shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 790,527 shares of common stock from us at the public offering price less underwriting discounts and commissions. This option may be exercised by the underwriters to cover over-allotments, if any, in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the table above and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-up agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, including the selling stockholders, have agreed that, subject to certain exceptions, we and they will not directly or indirectly, without the prior written consent of the Representatives (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, shares of common stock or such other securities that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or security convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1)	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2)	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period or provide notification to the Representatives of any earnings release, or material news or a material event that may give rise to an extension of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Offering price determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, short positions and penalty bids

J.P. Morgan Securities LLC will act as the sole stabilization agent in connection with the offering. The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that may otherwise exist in the open market. These transactions may be effected on              or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

Stock exchange

Our common stock has been approved for listing on The NASDAQ Global Select Market under the trading symbol “ADNC,” subject to official notice of issuance.

Discretionary sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and certain of their respective affiliates are financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform, investment banking and advisory services for us from time to time, for which they may in the future receive customary fees and expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European economic area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of common stock will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the common stock that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of common stock may be made to the public in that Relevant Member State at any time:

a)	to “qualified investors” as defined in the Prospectus Directive, including:

A.	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

B.	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non professional clients; or

b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor,” and (B) in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where common stock has been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any common stock to be offered so as to enable an investor to decide to purchase any common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Experts

The financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legal matters

The validity of the shares of common stock offered hereby has been passed upon for us and the selling stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment entities comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation owned or controlled approximately 0.1956% of the shares of our common stock as of March 31, 2012, assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website. We also maintain a website at www.audience.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Audience, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Audience, Inc. and its subsidiaries (the “Company”) at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 22, 2012 except for the effects of

the reverse stock split and subsequent events

described in Note 13 and Note 14, respectively,

as to which the date is April 25, 2012

Audience, Inc.

Consolidated balance sheets

(in thousands, except share and per share data)

	December 31,		March 31, 2012	Pro forma March 31, 2012
	2010	2011

			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$12,095	$15,983	$18,706
Restricted cash	49	40	40
Accounts receivable, net of allowance for sales returns of $58, $0, and $14, respectively	12,017	8,465	8,775
Inventories	9,864	20,242	20,167
Prepaid expenses and other current assets	1,160	2,659	4,489

Total current assets	35,185	47,389	52,177
Property and equipment, net	1,318	2,237	2,653
Long-term deposit	68	69	326
Restricted cash	170	170	170

Total assets	$36,741	$49,865	$55,326

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Equipment leasing—current portion	$137	$103	$69
Accounts payable	7,528	7,711	8,816
Accrued and other current liabilities	2,225	4,405	3,939
Deferred credits and income	222	474	229

Total current liabilities	10,112	12,693	13,053
Equipment leasing—noncurrent portion	103	—	—
Deferred rent—noncurrent portion	228	132	99
Convertible preferred stock warrant liability	315	1,137	1,304	$—

Total liabilities	10,758	13,962	14,456

Commitments and contingencies (Note 7)
Convertible preferred stock:
$0.001 par value—400,424,913, 400,424,913 and 400,424,913 shares authorized at December 31, 2010 and 2011 and March 31,2012, respectively; 13,205,180, 13,205,180 and 13,205,180 shares issued and outstanding at December 31, 2010 and 2011 and March 31, 2012, respectively; no shares authorized, issued or outstanding pro forma (unaudited) (Liquidation preference of $74,965, $74,965 and $74,965 at December 31, 2010 and 2011 and March 31, 2012, respectively)	74,348	74,348	74,348	—

Audience, Inc.

Consolidated balance sheets (continued)

(in thousands, except share and per share data)

	December 31,		March 31, 2012	Pro forma March 31, 2012
	2010	2011

			(unaudited)

Stockholders’ equity (deficit):
Common stock:
$0.001 par value—540,000,000, 600,000,000, 600,000,000 and 600,000,000 shares authorized at December 31, 2010 and 2011, March 31, 2012 (unaudited), and pro forma (unaudited), respectively; 837,312, 1,023,736 and 1,139,880 shares issued and outstanding at December 31, 2010 and 2011 and March 31, 2012 (unaudited), respectively, and 14,345,060 pro forma (unaudited) shares issued and outstanding	1	1	1	14
Additional paid-in capital	2,048	3,732	4,582	80,221
Accumulated other comprehensive income (loss)	28	(31)	(83)	(83)
Accumulated deficit	(50,442)	(42,147)	(37,978)	(37,978)

Total stockholders’ equity (deficit)	(48,365)	(38,445)	(33,478)	$42,174

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$36,741	$49,865	$55,326

The accompanying notes are an integral part of these consolidated financial statements.

Audience, Inc.

Consolidated statements of comprehensive income (loss)

(in thousands, except share and per share data)

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Revenue:
Hardware	$5,749	$47,920	$97,668	$28,540	$19,409
Licensing	—	—	—	—	11,699

Total revenue	5,749	47,920	97,668	28,540	31,108
Cost of revenue	5,355	19,314	45,707	10,414	13,419

Gross profit	394	28,606	51,961	18,126	17,689
Operating expenses:
Research and development	8,969	11,445	21,578	5,034	5,668
Selling, general and administrative	8,058	12,217	21,237	3,969	7,524

Total operating expenses	17,027	23,662	42,815	9,003	13,192

Income (loss) from operations	(16,633)	4,944	9,146	9,123	4,497
Interest income (expense), net	11	(17)	(8)	(3)	3
Other income (expense), net	(136)	(139)	(843)	(337)	(331)

Net income (loss)	(16,758)	4,788	8,295	8,783	4,169

Net income (loss) per share attributable to holders of common stock:
Basic	$(32.46)	$—	$0.16	$0.52	$0.19
Diluted	$(32.46)	$—	$0.14	$0.46	$0.16
Weighted average shares used in computing net income (loss) per share attributable to holders of common stock:
Basic	516,299	619,640	947,921	871,379	1,079,810
Diluted	516,299	619,640	3,384,375	2,466,105	3,831,811
Pro forma net income per share attributable to holders of common stock (unaudited):
Basic			$0.64		$0.30
Diluted			$0.55		$0.25
Weighted average shares used in computing pro forma net income per share attributable to holders of common stock (unaudited):
Basic			14,153,101		14,284,990

Diluted			16,658,283		17,119,233

Other comprehensive income (loss):
Foreign currency translation adjustments	$59	$(31)	$(59)	$(3)	$(52)

Net comprehensive income (loss)	$(16,699)	$4,757	$8,236	$8,780	$4,117

The accompanying notes are an integral part of these consolidated financial statements.

Audience, Inc.

Consolidated statements of convertible preferred stock and stockholders’ deficit

(in thousands, except share data)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2008	6,143,264	$44,280	469,166	$1	$785	$—	$(38,472)	$(37,686)
Issuance of Series D preferred stock for cash	2,926,332	14,961	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	80,235	—	59	—	—	59
Stock based compensation	—	—	—	—	283	—	—	283
Other comprehensive income	—	—	—	—	—	59	—	59
Net loss	—	—	—	—	—	—	(16,758)	(16,758)

Balance at December 31, 2009	9,069,596	59,241	549,401	1	1,127	59	(55,230)	(54,043)
Issuance of Series E preferred stock for cash	4,135,584	15,107	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	287,911	—	374	—	—	374
Stock based compensation	—	—	—	—	547	—	—	547
Other comprehensive loss	—	—	—	—	—	(31)	—	(31)
Net income	—	—	—	—	—	—	4,788	4,788

Audience, Inc.

Consolidated statements of convertible preferred stock

and stockholders’ deficit (continued)

(in thousands, except share data)

	Convertible Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2010	13,205,180	74,348	837,312	1	2,048	28	(50,442)	(48,365)
Issuance of common stock upon exercise of stock options	—	—	186,424	—	294	—	—	294
Stock based compensation	—	—	—	—	1,390	—	—	1,390
Other comprehensive loss	—	—	—	—	—	(59)	—	(59)
Net income	—	—	—	—	—	—	8,295	8,295

Balance at December 31, 2011	13,205,180	74,348	1,023,736	1	3,732	(31)	(42,147)	(38,445)
Issuance of common stock upon exercise of stock options	—	—	116,144	—	313	—	—	313
Stock based compensation	—	—	—	—	537	—	—	537
Other comprehensive loss	—	—	—	—	—	(52)	—	(52)
Net income	—	—	—	—	—	—	4,169	4,169

Balance at March 31, 2012 (unaudited)	13,205,180	$74,348	1,139,880	$1	$4,582	$(83)	$(37,978)	$(33,478)

The accompanying notes are an integral part of these consolidated financial statements.

Audience, Inc.

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Cash flows from operating activities
Net income (loss)	$(16,758)	$4,788	$8,295	$8,783	$4,169
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	335	473	834	169	284
Change in inventory reserves	1,296	(271)	409	(36)	948
Change in fair value of convertible preferred stock warrants	58	88	822	337	167
Stock-based compensation	283	547	1,390	195	537
Changes in current assets and liabilities:
Accounts receivable	(942)	(10,917)	3,552	(6,160)	(310)
Inventories	(1,172)	(8,997)	(10,787)	(1,145)	(873)
Prepaid expenses and other assets	178	(886)	(741)	265	(1,488)
Accounts payable	1,090	5,768	183	(1,319)	1,105
Accrued and other current liabilities	418	1,242	2,083	(57)	(499)
Deferred credits and income	295	(139)	252	(69)	(245)

Net cash provided by (used in) operating activities	(14,919)	(8,304)	6,292	963	3,795

Cash flows from investing activities
Purchases of property and equipment	(338)	(1,065)	(1,753)	(504)	(700)
Restricted cash	64	505	9	—	—
Proceeds from maturities of available-for-sale securities	1,000	—	—	—	—

Net cash provided by (used in) investing activities	726	(560)	(1,744)	(504)	(700)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	14,961	15,107	—	—	—
Proceeds from issuance of common stock	59	374	294	82	313
Payment of deferred offering costs	—	—	(758)	—	(599)
Proceeds from equipment term loan	411	—	—	—	—
Repayment of equipment term loan	(34)	(137)	(137)	(34)	(34)
Proceeds from revolving line of credit	800	—	—	—	—
Repayment of revolving line of credit	—	(800)	—	—	—

Net cash provided by (used in) financing activities	16,197	14,544	(601)	48	(320)
Effect of exchange rate change on cash and cash equivalents	59	(31)	(59)	(3)	(52)

Net increase in cash and cash equivalents	2,063	5,649	3,888	504	2,723
Cash and cash equivalents
Beginning of period	4,383	6,446	12,095	12,095	15,983

End of period	$6,446	$12,095	$15,983	$12,599	$18,706

Supplemental disclosure of cash flow information
Cash paid for income taxes	$—	$—	$150	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Audience, Inc.

Notes to consolidated financial statements

1. Formation and business of Audience, Inc.

Audience, Inc. (we or us) was incorporated in the State of California in July 2000 and subsequently reincorporated in the State of Delaware in June 2011. In June 2002, we changed our name from Applied Neurosystems Corporation to Audience, Inc. We provide intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices.

We outsource the manufacture of our voice and audio processors to independent foundries and use third parties for assembly, packaging and test. We sell our voice and audio processors globally, directly to original equipment manufacturers (OEMs) and their contract manufacturers (CMs) and indirectly through distributors.

We formed an international operating structure in 2011; however, operating transactions associated with our non-U.S. entities were immaterial in 2011. Our international operating structure became effective on January 1, 2012 and as of March 31, 2012, we had five non-U.S. entities and two international branches. Audience International, Inc. is a wholly owned holding company organized in the Cayman Islands, which we formed to serve as headquarters for our international expansion. On October 1, 2011, Audience International, Inc. acquired all substantial worldwide rights to the integration and distribution of our voice and audio processor intellectual property and entered into a qualified cost sharing arrangement with us to share in the ongoing costs of developing the intangibles. The consolidated financial statements include the results of our operations, and the operations of our wholly owned subsidiaries and branches. Unless otherwise specified, references to us are references to us and our consolidated subsidiaries. All intercompany and intracompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the allowances for doubtful accounts receivable and sales returns, inventory write downs, useful lives of long-lived assets, valuation of deferred tax assets and uncertain tax positions, the measurement of stock-based compensation and the valuation of our various equity instruments. We base our estimates and judgments on our historical experience, knowledge of current conditions and beliefs of what could occur in the future, considering available information. Actual results could differ from those estimates.

Unaudited interim consolidated financial statements

The accompanying consolidated interim balance sheet as of March 31, 2012, the consolidated interim statements of comprehensive income (loss) and cash flows for the three months ended March 31, 2011 and 2012 and the consolidated interim statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of March 31, 2012. The

Audience, Inc.

Notes to consolidated financial statements (continued)

financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three month periods are also unaudited. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for 2012, or for any other future year or interim period.

Unaudited pro forma stockholders’ equity

If the offering contemplated by the prospectus of which these consolidated financial statements form a part is completed, all the outstanding shares of convertible preferred stock will be converted on a one for one basis into common stock. In addition, the convertible preferred stock warrant liability will be reclassified to additional paid-in capital. These events are assumed as if such conversion and reclassification had occurred on March 31, 2012 immediately prior to the closing of the offering without any further action by the holders of such shares. The pro forma stockholders’ equity, as adjusted for the assumed conversion of convertible preferred stock, is reflected in the unaudited pro forma balance sheet.

Unaudited pro forma net income per share of common stock

In January 2012, our board of directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) for the sale of shares of our common stock to the public. Pro forma basic and diluted net income per share of common stock have been computed in contemplation of the closing of this offering and give effect to the automatic conversion of all our outstanding convertible preferred stock into common stock. As a consequence, where dilutive, the numerator in the pro forma basic and diluted net income per share calculation is adjusted to eliminate the result of changes in the fair value of convertible preferred stock warrants as these will become warrants to purchase shares of our common stock upon conversion in connection with the closing of a qualifying initial public offering.

2. Summary of significant accounting policies

Foreign currency translation

As of December 31, 2011 and March 31, 2012, the functional currency of our non-U.S. entities was the U.S. dollar. Transaction gains and losses resulting from transactions denominated in currencies other than the U.S. dollar are included in “Other income (expense), net.” The amounts of transaction gains and losses were not material in any of the periods presented.

We have funded the operations of our Korean, Singapore and Taiwanese entities with intra-company loans for which the settlement is of a long-term nature. Any gains or losses on translation of such loans, which were not material in any of the periods presented, are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet.

Cash and cash equivalents

We consider all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. Substantially all of our cash and cash equivalents are maintained at reputable

Audience, Inc.

Notes to consolidated financial statements (continued)

financial institutions in the United States, which management believe to be of high credit quality. Deposits at these financial institutions may, from time to time, exceed federally insured limits.

Available-for-sale securities

We classify our short-term investments as “available-for-sale” and carry them at fair value, with unrealized gains and losses, if any, reported as a separate component of stockholders’ deficit and included in accumulated other comprehensive income (loss). Realized gains and losses are calculated on the specific identification method and recorded as interest income. Such investments have original maturities greater than 90 days.

Restricted cash

We maintained $219,000, $210,000 and $210,000 of restricted cash in certificate of deposit accounts at December 31, 2010 and 2011 and March 31, 2012, respectively, supporting letters of credit required for our facility leases and credit card agreements.

Fair value of financial instruments

Our convertible preferred stock warrants are subject to revaluation at each balance sheet date. Any change in fair value is recognized as a component of other income (expense), net, until the earlier of (i) the exercise of the warrants or (ii) the completion of a liquidation event, including the automatic conversion of the convertible preferred stock and related warrants upon consummation of an initial public offering, at which time the warrants will no longer be remeasured. At the time of exercise or of the offering, the then current aggregate fair value of these warrants will be reclassified to stockholders’ equity (deficit).

We believe that our equipment leasing debt obligation bears interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, its carrying value approximates fair value.

The carrying amounts of the remainder of our financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable and other current liabilities approximate their fair values due to their short maturities.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk.

Accounts receivable

Accounts receivable are recorded at invoiced amounts and do not bear interest. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable are written off on a case by case basis, net of any amounts that may be collected. We review our allowance for doubtful accounts by assessing individual accounts receivable over a specific age and amount and all other balances on a pooled basis based on historical collection experience and economic risk assessment. For all periods presented, we have not experienced any bad debt.

Audience, Inc.

Notes to consolidated financial statements (continued)

We determine the allowance for sales returns on a quarterly basis through evaluation of historical sales returns and other known factors and record provisions for estimated sales returns in the same period the related revenue is recognized. To estimate the allowance for sales returns, we analyze potential quality and reliability issues and historical returns. Accordingly, we account for any exposure related to defective products as a portion of our allowance for sales returns. This allowance is reflected as a reduction to accounts receivable in our consolidated balance sheets. Increases to the allowance are recorded as a reduction to revenue. For all periods presented, we have not experienced material incidents of product returns. Actual sales returns could differ from these estimates.

Revenue recognition

We derive revenue from the direct sale of voice and audio processors to CMs and OEMs and indirect sales of processors to OEMs through distributors. We recognize revenue from sales to CMs and OEMs when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, product delivery has occurred, which is when the risk and reward of ownership pass to the customer, and collectability of the resulting receivable is reasonably assured. These criteria are usually met when our processors are shipped to an OEM under our shipping terms, which are typically FOB shipping point. We also ship a significant portion of our products to the inventory hubs of CMs and recognize the related revenue as the CMs notify us in writing that they have drawn our products from the hub, at which point delivery and transfer of title and risk of ownership has occurred.

Although we do not recognize revenue from sales to our distributors upon shipment, the title and the risk of ownership for the products transfer to the distributor upon shipment as the shipping terms are typically FOB shipping point and the distributor is obligated to pay for the products at that time. We do not offer distributors, CMs or OEMs return rights, rebates, price protection or other similar rights. However, in the past, we have occasionally accepted returns from distributors. As a result, we defer revenue recognition, adjustments to revenue and the related costs of revenue until the distributor notifies us in writing of their resale of the products. The amounts billed to distributors, adjustments to revenue and the cost of inventory shipped to, but not yet sold by the distributors, are included on our consolidated balance sheets under “Deferred credits and income.” We take into account the inventories held by our distributors in determining the appropriate level of provision for excess and obsolete inventory.

We earn royalties on mobile phones integrating our licensed processor IP. We recognize royalty revenue based on mobile phone shipments reported during the quarter in which we receive the report, assuming that all other revenue recognition criteria are met at that time because we do not have other evidence to reasonably estimate the amount of royalties due. The amount of revenue recognized is determined by multiplying the number of mobile phones sold during a particular quarter in which our processor IP is integrated at the agreed-upon royalty rate. We began to recognize revenue pursuant to this arrangement in the three months ended March 31, 2012.

Concentration of risk

Our products are currently manufactured, assembled and tested by third-party foundries and other contractors in Asia. We do not have long-term agreements with any of these foundries or contractors. A significant disruption in the operations of one or more of these foundries or contractors would

Audience, Inc.

Notes to consolidated financial statements (continued)

adversely impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. We place substantially all of our cash and cash equivalents on deposit with reputable, high credit quality financial institutions in the United States and therefore bear minimal credit risk. Deposits held with banks may generally be redeemed upon demand and may, from time to time, exceed the limit of insurance provided on such deposits. Since inception, we have not sustained any credit losses from instruments held at financial institutions.

Our accounts receivable are derived from direct sales to CMs and OEMs and indirect sales to OEMs through distributors. Substantially all of our customers are located in Asia and all sales are denominated in U.S. dollars. In 2009, three OEMs comprised 45%, 36% and 15% of our total revenue. In 2010, one CM comprised 81% of our total revenue. In 2011, two CMs and one OEM comprised 65%, 10% and 20% of our total revenue, respectively. In the three months ended March 31, 2011, two CMs comprised 77% and 18% of our total revenue. In the three months ended March 31, 2012, one CM and two OEMs comprised 18%, 38% and 36%, respectively, of our total revenue.

We perform selected credit evaluations of our distributors, CMs and OEMs. We generally do not require collateral and we establish an allowance for doubtful accounts based upon the expected collectability of accounts receivable. As of December 31, 2010, one customer comprised 91% of total accounts receivable. As of December 31, 2011, two customers comprised 74% and 15% of total accounts receivable, respectively. As of March 31, 2012, two customers comprised 50% and 46% of total accounts receivable, respectively.

Long-lived assets

We evaluate our long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We recognize an impairment loss when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the asset. If impairment is indicated, we write the asset down to its estimated fair value. For all periods presented, we have not recognized any impairment losses on our long-lived assets.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. All property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets or the term of the related lease, whichever is shorter. Estimates of useful lives are as follows:

Computers and equipment	3 years
Machinery and equipment	3 years
Software	3 years
Furniture and fixtures	3 years
Leasehold improvements	5 years, or remaining life of lease, whichever is shorter

Upon sale or retirement, the asset’s cost and related accumulated depreciation are removed from the accounts and any related gain or loss is recorded as an operating expense in the consolidated statements of comprehensive income (loss).

Audience, Inc.

Notes to consolidated financial statements (continued)

Minor repairs and maintenance are charged to operations as incurred.

Inventory

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. We routinely evaluate quantities and values of inventory in light of current market conditions and market trends and record provisions for quantities in excess of demand and product obsolescence. This evaluation may take into consideration expected demand, generally over a 12-month period, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, product merchantability and other factors.

We also regularly review the cost of inventories against their estimated market value and record a provision for inventories that have a cost in excess of estimated market value in order to carry those inventories at the lower of cost or market value. The determination of these provisions take into account inventories owned but not yet sold by our distributors.

The recording of these provisions establishes a new and lower cost basis for each specifically identified inventory item and we do not restore the cost basis to its original level regardless of any subsequent changes in facts or circumstances. Recoveries are recognized only upon the sale of previously written-down inventories.

Product warranty

We warrant to our customers that our voice and audio processors will work in accordance with the specifications of each product. Due to the cost and other complexities associated with rectifying any potential product defects, we do not repair any returned products. If a product may be defective, the customer notifies us and, with our approval, returns the product. We then send a replacement product to the customer. We account for any exposure related to potentially defective products as a portion of our allowance for sales returns. We did not experience significant product returns in any of the periods presented.

Shipping and handling costs

Shipping and handling costs for inventory purchases and product shipments are classified as a component of cost of revenue in the consolidated statements of comprehensive income (loss).

Basic and diluted net income (loss) per share

We apply the two-class method to calculate and present net income (loss) per share of common stock. Under the two-class method, net income is allocated between common stock and other participating securities based on their participating rights. Participating securities are defined as securities that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. Basic net income (loss) per share is computed by dividing net income (loss) allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) allocable to common stockholders and income allocable to participating securities, to the extent they are dilutive, by the weighted average number of shares of common stock outstanding, including the dilutive effects of participating securities on an if-converted basis, plus the dilutive effects of potential shares of common stock. Our potential dilutive common stock equivalents consist of

Audience, Inc.

Notes to consolidated financial statements (continued)

incremental shares of common stock issuable upon the exercise of options, the conversion of convertible preferred stock and the exercise of warrants.

For all periods presented, we had no unvested early-exercised options to be included in our computation of basic earnings per share. The net income (loss) per share data presented for all prior periods have been prepared to conform to the provisions of this accounting guidance.

Capitalized software

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends when the product is available for general release to customers. To date, the period between achieving technological feasibility, which we have defined as the establishment of a working model which typically occurs when beta testing commences and the general availability of such software, has been short and software development costs qualifying for capitalization have been insignificant. We have not capitalized any software development costs since our inception.

Research and development

Research and development expenses consist primarily of personnel costs, product development costs, which include engineering services, development software and hardware tools, license fees, cost of fabrication of masks, other development materials costs, depreciation of equipment used in research and development and allocation of facilities costs.

Nonrecurring engineering services, which we bill to OEMs from time to time for cost reimbursement, are recorded in “Deferred credits and income” on the balance sheet until acceptance, which is upon cash receipt, at which point they are reflected as a reduction of research and development costs in accordance with the provisions of each agreement. We recorded, as a reduction of research and development expenses, reimbursements for such services totaling $1.5 million, $1.8 million, $563,000, $0 and $1.4 million for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.

Income taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets as necessary when in management’s estimate, based on available objective evidence, it is more likely than not that we will not realize the benefit of our deferred tax assets.

We recognize in our consolidated financial statements the impact of a tax position that, based on its technical merits, is more likely than not to be sustained upon examination. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-

Audience, Inc.

Notes to consolidated financial statements (continued)

than-not criterion. The tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold will be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold will be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

We include interest and penalties related to unrecognized tax benefits within the provision for income taxes which is included in “Other income (expense)” in the consolidated statements of comprehensive income (loss). We have not incurred any interest or penalties nor have we recorded any foreign exchange gains or losses related to unrecognized tax benefits in any of the periods presented.

Advertising expense

All advertising costs are expensed as incurred. We did not incur advertising expenses during any of the periods presented.

Operating leases

We recognize rent expense on a straight-line basis over the term of the applicable lease. The difference between rent expense and rent paid is recorded as deferred rent and is included in “Accrued and other current liabilities,” for the current portion, and deferred rent for the long-term portion on the accompanying consolidated balance sheets.

Stock-based compensation

We measure stock-based compensation at the grant date based on the fair value of the stock award using the Black-Scholes option pricing model. The fair value is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of our stock awards to nonemployees is estimated based on the fair market value on each vesting date, and is remeasured at each reporting period until the services required under the arrangement are completed.

Determining the fair value of stock-based awards at the grant date requires the input of various assumptions, including fair value of the underlying common stock, expected future share price volatility and expected term. We calculate the expected term as the average of the option’s vesting and contractual terms. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from our estimate, stock-based compensation expense in future periods could be significantly different from what was recorded in the current period.

Audience, Inc.

Notes to consolidated financial statements (continued)

Deferred initial public offering costs

Deferred initial public offering costs, consisting of legal, accounting and other fees and costs are capitalized. The deferred offering costs will be offset against the proceeds we receive upon the closing of the offering. In the event the offering does not occur in a timely manner, all of the deferred offering costs will be expensed within operations. There were $2.7 million of such costs included in the March 31, 2012 balance of “Prepaid and other current assets” in the accompanying consolidated balance sheets. There were no deferred offering costs capitalized in any of the other periods presented.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period, from transactions and other events and circumstances from nonowner sources. For all periods presented, the difference between net income (loss) and comprehensive income (loss) was due to currency translation adjustments.

Recent accounting pronouncements

In May 2011, the FASB amended its guidance related to fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the updated guidance should not result in a change in the application of previous fair value measurement guidance. We adopted this guidance prospectively beginning in the three months ended March 31, 2012. The adoption of this guidance did not have a material impact on our financial position, results of operations or our cash flows.

In June 2011, the FASB issued guidance related to the presentation of comprehensive income. This update gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We adopted this guidance retrospectively effective in the three months ended March 31, 2012. Other than requiring additional disclosures, the adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

Audience, Inc.

Notes to consolidated financial statements (continued)

3. Consolidated balance sheet components

Inventories consisted of the following:

	December 31,		March 31, 2012
	2010	2011

			(unaudited)
	(in thousands)
Work in progress	$3,014	$8,684	$5,284
Finished goods	6,850	11,558	14,883

	$9,864	$20,242	$20,167

Property and equipment, net consisted of the following:

	December 31,		March 31, 2012
	2010	2011

			(unaudited)
	(in thousands)
Computers and equipment	$1,018	$1,640	$1,851
Machinery and equipment	649	1,414	1,638
Software	365	581	613
Furniture and fixtures	259	401	404
Leasehold improvements	627	431	630

	2,918	4,467	5,136
Accumulated depreciation and amortization	(1,600)	(2,230)	(2,483)

	$1,318	$2,237	$2,653

Depreciation and amortization expense was $335,000, $473,000, $834,000, $169,000 and $284,000 for 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, respectively.

Accrued and other current liabilities consisted of the following:

	December 31,		March 31,
	2010	2011	2012

			(unaudited)
	(in thousands)
Compensation	$1,177	$2,171	$1,905
Professional fees	366	909	958
Royalties	235	490	247
Tenant improvements	94	63	31
Accrued engineering costs	95	496	136
Other	258	276	662

	$2,225	$4,405	$3,939

Audience, Inc.

Notes to consolidated financial statements (continued)

4. Fair value hierarchy

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 were as follows (unaudited):

	Total	Level 1	Level 2	Level 3

	(in thousands)

Assets
Money market funds(1)	$2,062	$2,062	$—	$—

Liabilities
Convertible preferred stock warrants(2)	$(1,304)	$—	$—	$(1,304)

(1)	Money market funds are included in cash and cash equivalents on the consolidated balance sheet.

(2)	The convertible preferred stock warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net in the consolidated statements of comprehensive income (loss).

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 were as follows:

	Total	Level 1	Level 2	Level 3

	(in thousands)

Assets
Money market funds(1)	$2,062	$2,062	$—	$—

Liabilities
Convertible preferred stock warrants(2)	$(1,137)	$—	$—	$(1,137)

(1)	Money market funds are included in cash and cash equivalents on the consolidated balance sheet.

(2)	The convertible preferred stock warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net in the consolidated statements of comprehensive income (loss).

Audience, Inc.

Notes to consolidated financial statements (continued)

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 were as follows:

	Total	Level 1	Level 2	Level 3

	(in thousands)
Assets
Money market funds(1)	$2,061	$2,061	$—	$—

Liabilities
Convertible preferred stock warrants(2)	$(315)	$—	$—	$(315)

(1)	Money market funds are included in cash and cash equivalents on the consolidated balance sheet.

(2)	The convertible preferred stock warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net in the consolidated statements of comprehensive income (loss).

We used the Black-Scholes option pricing model to determine the fair value of the warrants to purchase convertible preferred stock, including the consideration of underlying ordinary share price, a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of the warrants is categorized as Level 3 in accordance with ASC 820, Fair Value Measurement. The fair values could change significantly based on future market conditions.

The following table sets forth reconciliations for such warrants:

	December 31,			March 31, 2012
	2009	2010	2011

				(unaudited)
	(in thousands)
Beginning balance	$169	$227	$315	$1,137
Change in fair value of preferred stock warrants	58	88	822	167

Ending balance	$227	$315	$1,137	$1,304

5. Income taxes

For all periods presented through December 31, 2011, our income (loss) before provision for income taxes was U.S.-based. Effective January 1, 2012, our international structure became operational, resulting in our generating income (loss) before provision for income taxes of $6.3 million in the United States and $(2.0) million in foreign jurisdictions for the three months ended March 31, 2012. The provision for income taxes for all periods presented is reflected in other income (expense), net in the accompanying statements of comprehensive income (loss). For all periods presented through December 31, 2011, our provision for income taxes was insignificant. For the three months ended March 31, 2012, our provision for income taxes was $123,000, which was entirely related to income taxes in foreign jurisdictions.

We regularly assess the realizability of deferred tax assets based upon the weight of all available evidence, including such factors as the historical tax losses, recent earnings history and expected future taxable income, the amount and timing of which are uncertain. We believe it is more likely than not that we will be unable to realize all of our deferred tax assets and, accordingly, full valuation

Audience, Inc.

Notes to consolidated financial statements (continued)

allowance of $22.8 million, $21.2 million and $16.6 million were established for such amounts as of December 31, 2009, 2010 and 2011, respectively. However, should there be a change in our ability to realize our deferred tax assets, the valuation allowance will be released, resulting in a decrease to the income tax provision in the period in which we determine that it is more likely than not that the benefit of our deferred tax assets will be realized. With our recent earnings and projected future income, we believe it is reasonably possible that we may release a significant portion of the valuation allowance against our U.S. deferred income tax assets in the next 12 months.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets consisted of the following:

	December 31,
	2009	2010	2011

	(in thousands)
Net operating loss carryforwards	$20,608	$18,284	$11,204
Research and development credits	1,340	1,691	3,305
Accruals and reserves	780	951	2,420
Other	90	224	(301)

	22,818	21,150	16,628
Valuation allowance	(22,818)	(21,150)	(16,628)

Net deferred tax assets	$—	$—	$—

As of December 31, 2011, we had net operating loss carryforwards of approximately $26.5 million and $50.7 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal and California state net operating loss carryforwards begin to expire in 2024 and 2017, respectively. Our ability to utilize our net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. As of December 31, 2011, we determined that ownership changes had occurred that would result in limitations on the current and future utilization of our net operating loss carryforwards. However, the limitations were not significant enough to materially impact the future utilization of the tax attributes. However, if there is a subsequent event or further change in ownership, these losses and credits may be subject to further limitation resulting in their expiration before they can be utilized.

We also had federal and California state research and development credit carryforwards of approximately $2.7 million and $2.7 million as of December 31, 2011. The federal credits will expire starting in 2022 if not utilized. The California state credits have no expiration date.

Our valuation allowance on our deferred tax assets increased by $6.0 million in 2009, decreased by $1.7 million in 2010 and decreased by $4.5 million in 2011.

As of December 31, 2009, 2010 and 2011, we had $1.0 million, $1.2 million and $2.9 million of unrecognized tax benefits, respectively, all of which were offset by a full valuation allowance. The total amount of unrecognized tax benefits, net of federal benefit for the deduction of such items as state taxes, that, if recognized, would affect our effective tax rate was $2.1 million as of December 31, 2011. One or more of these unrecognized tax benefits could be subject to valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

Audience, Inc.

Notes to consolidated financial statements (continued)

The following table summarizes the activity related to our gross unrecognized tax benefits:

	December 31,
	2009	2010	2011

	(in thousands)
Gross unrecognized tax benefits beginning of the year	$864	$994	$1,183
Gross decreases related to prior year positions	—	(13)	1,264
Gross increases related to current year positions	131	202	493

Gross unrecognized tax benefits end of the year	$995	$1,183	$2,940

We recognize interest and/or penalties related to income tax matters within the provision for income taxes in the statements of comprehensive income (loss). As of December 31, 2009, 2010 and 2011, we had no accrued interest or penalties due to our net operating losses and tax credits available to offset any tax adjustments. We file income tax returns in the United States, including various state and local jurisdictions. Our international entities will file tax returns in various foreign jurisdictions, including China, Korea, Singapore and Taiwan. We are subject to examination by U.S. federal and state tax authorities for all years since our inception in 2000 and are subject to examination by foreign tax authorities since the formation of our non-U.S. entities. We currently have no income tax examinations in progress nor have we had any income tax examinations since our inception.

We believe that an adequate provision has been made for any adjustments that may result from tax examinations should our previously filed tax returns be examined. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in our tax audits are resolved in a manner not consistent with management’s expectations, we could be required to adjust our provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, we do not believe it is reasonably possible that our unrecognized tax benefits would materially change in the next 12 months.

6. Earnings per share

Basic net income (loss) per share allocable to holders of common stock is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Net income (loss) allocable to holders of common stock is calculated using the two-class method, as we have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings. Holders of our convertible preferred stock are each entitled to receive non-cumulative dividends at the annual rates as specified in Note 9 payable prior and in preference to any dividends on any shares of our common stock. After payment of these preferred stock dividends, any additional dividends are required to be distributed among the holders of convertible preferred stock and common stock pro rata (on an as-converted basis). The holders of the convertible preferred stock do not have a contractual obligation to share in our losses. We consider our convertible preferred stock to be participating securities. The two-class method requires earnings for the period, after deduction of preferred stock dividends, to be allocated between the holders of common and preferred stock based on their respective rights to receive dividends. Basic net income (loss) per share is then calculated by dividing net income (loss) allocable to holders of common stock (after the reduction for any undeclared preferred stock dividends assuming the distribution of current income for the period) by the weighted average number of shares of common stock outstanding.

Audience, Inc.

Notes to consolidated financial statements (continued)

In computing diluted net income (loss) allocable to holders of common stock, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per share allocable to holders of common stock is computed by dividing the net income (loss) allocable to holders of common stock for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential shares of common stock is dilutive. Potential shares of common stock include incremental shares of common stock issuable upon the exercise of stock options, conversion of preferred stock and exercise of warrants.

We are not required to present basic and diluted net income (loss) per share for securities other than our common stock. The following net income (loss) per share amounts only pertain to our common stock:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Numerator:	(in thousands, except share and per share amounts)
Net income (loss)	$(16,758)	$4,788	$8,295	$8,783	$4,169
Less: amount allocable to holders of preferred stock	—	(4,788)	(8,141)	(8,332)	(3,967)

Net income (loss) allocable to holders of common stock—basic	$(16,758)	$—	$154	451	202
Undistributed earnings reallocated to holders of common stock	—	—	315	695	399

Net income (loss) allocable to holders of common stock—diluted	$(16,758)	$—	$469	$1,146	$601

Denominator:
Weighted average shares of common stock outstanding—basic	516,299	619,640	947,921	871,379	1,079,810
Effect of potentially dilutive securities:
Weighted average dilutive effect of options to purchase common stock	—	—	2,436,454	1,594,726	2,752,001

Weighted average shares of common stock—diluted	516,299	619,640	3,384,375	2,466,105	3,831,811

Net income (loss) per share of common stock:
Basic net income (loss) per share allocable to holders of common stock	$(32.46)	$—	$0.16	$0.52	$0.19

Diluted net income (loss) per share allocable to holders of common stock	$(32.46)	$—	$0.14	$0.46	$0.16

Net income has been allocated to shares of common stock and shares of convertible preferred stock based on their respective rights to share in dividends.

Audience, Inc.

Notes to consolidated financial statements (continued)

The following potentially dilutive shares of common stock subject to options, warrants and convertible preferred stock were excluded from the computation of diluted net income (loss) per share of common stock for the periods presented because including them would have had an antidilutive effect:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Options to purchase common stock	2,285,607	3,697,423	185,539	111,547	1,049,185
Convertible preferred stock (if-converted basis)	9,069,596	13,205,180	13,205,180	13,205,180	13,205,180
Common equivalent shares from preferred stock warrants	111,602	111,602	111,602	111,602	111,602

Total	11,466,805	17,014,205	13,502,321	13,428,329	14,365,967

Pro forma net income per share

Pro forma basic net income per share has been computed to give effect to the assumed conversion of convertible preferred stock into common stock upon the closing of our initial public offering on an if-converted basis as of December 31, 2011 and March 31, 2012.

Audience, Inc.

Notes to consolidated financial statements (continued)

The following table sets forth the computation of pro forma net income per share (in thousands, except share and per share amounts):

	Year ended December 31,	Three months ended March 31,
	2011	2012

		(unaudited)
Numerator:
Net income	$8,295	$4,169
Change in fair value of convertible preferred stock warrants	822	167

Net income used in computing pro forma net income per share attributable to holders of common stock, basic and diluted	$9,117	$4,336

Denominator, basic:
Weighted average shares used in computing net income per share of common stock, basic	947,921	1,079,810
Pro forma adjustments to reflect automatic conversion of convertible preferred stock and warrants	13,205,180	13,205,180

Weighted average shares used in computing pro forma net income per share of common stock, basic	14,153,101	14,284,990

Denominator, diluted:
Weighted average shares used in computing net income per share of common stock, diluted	3,384,375	3,831,811
Pro forma adjustments to reflect automatic conversion of convertible preferred stock	13,205,180	13,205,180
Pro forma adjustments to reflect the weighted average dilutive effect of convertible preferred stock warrants	68,728	82,242

Weighted average shares used in computing pro forma net income per share of common stock, diluted	18,658,283	17,119,233

Pro forma net income per share, basic	$0.64	$0.30

Pro forma net income per share, diluted	$0.55	$0.25

7. Commitments and contingencies

Leases

We lease office space under noncancelable operating agreements with various expiration dates through April 30, 2014. Rent expense for 2009, 2010, 2011 and the three months ended March 31, 2011 (unaudited) and 2012 (unaudited) was $993,000, $976,000, $1.2 million, $302,000 and $375,000, respectively.

Audience, Inc.

Notes to consolidated financial statements (continued)

Future minimum lease payments under noncancelable operating leases as of December 31, 2011 were as follows:

Operating leases

(in thousands)
Year ending December 31,
2012	$1,133
2013	1,020

Total minimum lease payments	$2,153

As of March 31, 2012, we had $69,000 of capital lease obligations due within one year and no capital lease obligations due after one year. As of March 31, 2012, we had operating lease obligations of $4.3 million, of which $2.4 million was due within one year and $1.9 million was due after one year.

Litigation

We may be involved, from time to time, in a variety of claims, lawsuits, investigations and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters and other litigation matters relating to various issues that arise in the normal course of business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess its potential liability by analyzing specific matters using available information. We have, in the past, developed our views on estimated losses in consultation with outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Taking all of the above factors into account, we record an amount where it is probable that we will incur a loss and where that loss can be reasonably estimated. However, we may ultimately incur more or less than the estimated amounts initially recorded. Litigation can be costly, divert management’s attention and could, upon resolution, have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are not currently a party to any legal proceedings.

Purchase commitments

As of December 31, 2010 and 2011 and March 31, 2012, we had purchase commitments with our third-party foundries and other suppliers of $9.9 million, $11.8 million and $10.3 million due within one year, respectively, and $0 due after one year.

We subcontract with other companies to manufacture our voice and audio processors. During the normal course of business, our third-party foundries and other suppliers procure components based upon orders we place. If we cancel all or part of the orders, we may still be liable to the third-party foundries and suppliers for the cost of the components purchased by them to manufacture our voice and audio processors. We periodically review the potential liability and to date we have not recorded any accruals. Our financial position, results of operations and cash flows could be negatively impacted if we were required to compensate our third-party foundries or suppliers, as the case may be, for any costs incurred.

Audience, Inc.

Notes to consolidated financial statements (continued)

We may cancel these purchase commitments at any time. However we are required to pay all costs incurred through the cancellation date. We rarely cancel these agreements once production has started.

Indemnities, commitments and guarantees

During the normal course of business, we may make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to certain of our OEMs, CMs and distributors in connection with the sales of our products, indemnities for liabilities associated with the infringement of other parties’ technology based upon our processors, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to our directors and officers in connection with their service to us, to the maximum extent permitted under the laws of Delaware.

In addition, we have contractual commitments to various OEMs, CMs and distributors, which could require us to incur costs to repair an epidemic defect with respect to our processors outside of our normal business practices if such defect were to occur. The duration of these indemnities, commitments and guarantees varies and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that we may be obligated to make.

We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. Where necessary, we accrue for losses for any known contingent liabilities, including those that may arise from indemnification provisions, when future payment is probable.

8. Capital stock

Common stock

Under our certificate of incorporation, as then in effect, we were authorized to issue 540,000,000, 600,000,000 and 600,000,000 shares of common stock as of December 31, 2010 and 2011 and March 31, 2012, respectively. At December 31, 2010 and 2011 and March 31, 2012, we had reserved sufficient shares of common stock for issuance upon conversion of then outstanding preferred stock, exercise of then outstanding warrants to acquire preferred stock and exercise of then outstanding stock options. The holder of each share of common stock is entitled to one vote. Common stockholders are entitled to dividends when and if declared by our board of directors, subject to the prior rights of the preferred stockholders. Since inception, we have not declared any cash dividends.

As of December 31, 2010, we had reserved shares of common stock for future issuance as follows:

Shares reserved for convertible preferred stock	13,205,180
Shares reserved for stock options	3,739,588
Shares reserved for warrants	111,602

Audience, Inc.

Notes to consolidated financial statements (continued)

As of December 31, 2011, we had reserved shares of common stock for future issuance as follows:

Shares reserved for convertible preferred stock	13,205,180
Shares reserved for stock options	5,849,131
Shares reserved for warrants	111,602

As of March 31, 2012, we had reserved shares of common stock for future issuance as follows (unaudited):

Shares reserved for convertible preferred stock	13,205,180
Shares reserved for stock options	5,628,882
Shares reserved for warrants	111,602

On September 28, 2011, our board of directors approved an initial public offering of shares of our common stock by us under the Securities Act of 1933. Additionally, on September 28, 2011 our board of directors approved:

•	a decrease in the number of authorized shares of our common stock from 600,000,000 to 500,000,000 shares;

•	the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share; and

•

an amendment and restatement of our certificate of incorporation or bylaws, as the case may be, which eliminate actions by written consent of stockholders; impose advance notice requirements for stockholder proposals; revise the procedures for the filling of vacancies on the board of directors and provide that directors may only be removed for cause; provide that special meetings of the stockholders may only be called by a majority of our board of directors, the chairman of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer); and provide that any future amendment to the foregoing provisions must be approved by the holders of at least 66 2/3% of our then outstanding common stock.

These amendments to our certificate of incorporation were approved by our stockholders on April 17, 2012 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware prior to completion of the offering.

Audience, Inc.

Notes to consolidated financial statements (continued)

9. Convertible preferred stock

Convertible preferred stock as of December 31, 2010 and 2011 and March 31, 2012 (unaudited) consisted of the following (in thousands, except share data):

Series	Shares authorized	Shares outstanding	Liquidation preference

A-1	1,168,966	38,956	$877
A-2	3,080,090	102,669	955
A-3	466,668	15,555	350
AA	36,683,675	1,112,505	5,044
AA-1	10,391,770	346,389	2,000
B	67,839,083	2,261,300	15,025
B-1	23,396,131	779,866	5,700
C	44,580,909	1,486,024	14,832
D	88,668,030	2,926,332	15,021
E	124,149,591	4,135,584	15,161

Convertible preferred stock at December 31, 2010 and 2011 and March 31, 2012	400,424,913	13,205,180	$74,965

The holders of the various series of convertible preferred stock have various rights and preferences as follows:

Voting Rights.    The holder of each share of convertible preferred stock is entitled to one vote for each share of the common stock into which shares of Series A-1, Series A-2, Series A-3, Series AA, Series AA-1, Series B, Series B-1, Series C, Series D and Series E preferred stock could be converted and the holders of common stock and preferred stock shall vote together as a single class on all matters.

Dividends.    Holders of Series A-1, Series A-2, Series A-3, Series AA, Series AA-1, Series B, Series B-1, Series C, Series D and Series E convertible preferred stock are entitled to receive dividends at the rate of $1.80, $0.744, $1.80, $0.363, $0.462, $0.531, $0.585, $0.798, $0.411 and $0.294 per share, per year, respectively. Such dividends are payable when and if declared by our board of directors and are not cumulative. After payment of these preferred stock dividends, any additional dividends are required to be distributed among the holders of convertible preferred stock and common stock pro rata, based on the number of shares of common stock then held by each holder (assuming conversion of all convertible preferred stock into common stock). We have not declared any cash dividends since inception.

Conversion.    Each share of convertible preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective convertible preferred stock issue price by the conversion price in effect at the time. The initial per share conversion price of the shares of Series A-1, Series A-2, Series A-3, Series AA, Series AA-1, Series B, Series B-1, Series C, Series D and Series E convertible preferred stock was $22.50, $9.30, $22.50, $4.53426, $5.7738, $6.6444, $7.3089, $9.981, $5.133 and $3.666, respectively, and is subject to adjustment as set forth in our certificate of incorporation. Conversion is automatic immediately upon the earlier of (i) our sale of our common stock in a firm commitment underwritten public offering market capitalization of at least $200 million (calculated on an as-converted basis) and which results in aggregate cash

Audience, Inc.

Notes to consolidated financial statements (continued)

proceeds to us of not less than $30 million, or (ii) the date specified by written consent or agreement of the holders of not less than 60% of the then outstanding shares of preferred stock.

Liquidation.    In the event of any liquidation, dissolution or winding up, either voluntary or involuntary, the holders of Series E convertible preferred stock are entitled to receive $3.666 per share (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series E convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of the other convertible preferred stock or common stock.

Upon completion of the distribution to Series E in the event of any liquidation, dissolution or winding up of our company, the holders of Series D convertible preferred stock are entitled to receive $5.133 per share (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series D convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of the other series of convertible preferred stock or common stock.

Upon completion of the distribution to Series D in the event of any liquidation, dissolution or winding up of our company, the holders of Series C convertible preferred stock are entitled to receive $9.981 per share (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series C convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of the other series of convertible preferred stock or common stock.

Upon completion of the distribution to Series C in the event of any liquidation, dissolution or winding up of our company, the holders of Series B and Series B-1 convertible preferred stock are entitled to receive $6.6444 and $7.3089 per share, respectively (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series B and B-1 convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of the other series of convertible preferred stock or common stock.

Upon completion of the distribution to Series B and Series B-1 in the event of any liquidation, dissolution or winding up of our company, the holders of Series AA and Series AA-1 convertible preferred stock are entitled to receive $4.53426 and $5.7738 per share, respectively (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series AA and Series AA-1 convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of Series A-3, Series A-2 and Series A-1 convertible preferred stock or common stock.

Upon completion of the distribution to Series AA and Series AA-1 in the event of any liquidation, dissolution or winding up of our company, the holders of Series A-2 and Series A-3 convertible preferred stock are entitled to receive $9.30 and $22.50 per share, respectively (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series A-2 and Series A-3 convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of Series A-1 convertible preferred stock or common stock.

Audience, Inc.

Notes to consolidated financial statements (continued)

Upon completion of the distribution to Series A-2 and Series A-3 in the event of any liquidation, dissolution or winding up of our company, the holders of Series A-1 convertible preferred stock are entitled to receive $22.50 per share (as adjusted for stock splits, stock dividends, reclassifications or the like) for each share of Series A-1 convertible preferred stock then held, plus declared but unpaid dividends, prior and in preference to any distribution of any of our assets to the holders of common stock.

After the convertible preferred stock has been paid the liquidation preferences set forth above in full, our remaining assets available for distribution shall be distributed ratably to the holders of common stock based on the number of shares of common stock held by each stockholder.

A liquidation, dissolution, or winding down is deemed to occur if we sell, convey, exclusively license, lease or otherwise dispose of all or substantially all of our property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity or effect any other transaction or series of related transactions in which the holders of our capital stock immediately prior to the transaction hold and control less than a majority of our voting power immediately after such transaction. The reincorporation we effected in June 2011 did not constitute a liquidation, dissolution or winding down.

Warrants

Pursuant to convertible notes we issued in August 2003 in connection with our next round of convertible preferred stock financing, we issued warrants for 110,269 shares of Series AA convertible preferred stock at an exercise price of $3.627 per share. The warrants expire upon the earlier of August 20, 2013, the closing of an underwritten public offering with a market capitalization of at least $150 million or the closing of a change of control. We allocated $189,000 (fair value of the warrants on the date of issuance, determined using the Black-Scholes option pricing model) of the proceeds from the convertible notes to the warrants. The fair value of the warrants was originally recorded as a discount on the convertible loan and was accreted as additional interest expense over the term of the convertible notes. Upon conversion of the notes payable into preferred stock in 2003, the unamortized balance was transferred to preferred stock. As of March 31, 2012, the warrants had not been exercised.

In connection with our July 2009 line of credit agreement with Silicon Valley Bank, we issued warrants to purchase 1,333 shares of Series D convertible preferred stock at $5.133 per share or preferred stock issued in our next round of convertible preferred stock financing resulting in net proceeds to us of not less than $2 million, whichever had a lower per share price. We then converted the warrants into the right to purchase 1,333 shares of Series E convertible preferred stock at a per share exercise price of $3.67 in connection with the closing of the Series E preferred stock financing. The warrants expire in July 2019 and were unexercised as of March 31, 2012.

At December 31, 2010 and 2011 and March 31, 2012, we recorded the fair value of preferred stock warrants of $315,000, $1.1 million and $1.3 million, respectively, as long-term liabilities, as the warrants expire in August 2013 and July 2019. The freestanding warrants are subject to remeasurement at each balance sheet date with any change in fair value recognized as a component of “Other income (expense), net” in our consolidated statements of comprehensive income (loss).

Audience, Inc.

Notes to consolidated financial statements (continued)

During 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, we recorded expense of $58,000, $88,000, $822,000, $337,000 and $167,000, respectively, for the change in fair value of these warrants. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of a qualified initial public offering, at which time all convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

10. Stock-based awards

2001 Plan.    In 2001, our board of directors and stockholders approved the 2001 Stock Plan (2001 Plan) pursuant to which our board of directors was authorized to issue stock purchase rights, incentive stock options and nonqualified stock options. The 2001 Plan required us to grant options at an exercise price not less than fair market value of our common stock on the date of grant for incentive options or 85% of fair market value of our common stock on the date of grant for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and nonqualified stock options could not be less than 110% of fair market value on the date of grant. The options are generally exercisable over four years. Although the vesting provisions of individual options may vary, the options must provide for vesting of at least 20% per year. The 2001 Plan provides that the term of the options shall be no more than 10 years from the date of the grant. Upon termination of employment, all unvested options are cancelled and returned to the 2001 Plan. As of December 31, 2010, December 31, 2011 and March 31, 2012, we had reserved 3,739,486, 3,341,975 and 3,122,735 shares respectively, of common stock for issuance under the 2001 Plan. We ceased granting options under the 2001 Plan in March 2011 upon the adoption of our 2011 Equity Incentive Plan (2011 Plan).

2011 Plan.    In March 2011 and June 2011, our board of directors and our stockholders approved the 2011 Plan, under which our board of directors may issue stock appreciation rights, restricted stock, restricted stock units, incentive stock options and nonqualified stock options. In connection with our initial public offering, in September 2011 our board of directors approved the amendment and restatement of the 2011 Plan. In December 2011, our board of directors and stockholders approved the addition of shares to the 2011 Plan. As of March 31, 2012, we had reserved 2,506,147 shares of common stock for issuance under the 2011 Plan. Immediately prior to the effective time of the registration statement filed in connection with our initial public offering, the 2011 Plan will provide for an annual increase on the first day of each year beginning January 1, 2013 equal to the least of: (i) 1,101,649, (ii) 4.5% of the outstanding shares of common stock as of the last day of the immediately preceding year; or (iii) such other amount as the board of directors may determine. The 2011 Plan requires our board of directors to grant options at an exercise price not less than fair market value of our common stock on the date of grant. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and nonqualified stock options may not be less than 110% of fair market value of our common stock on the date of grant. The options are generally exercisable over four years. Although the vesting provisions of individual options may vary, options granted under the 2011 Plan must provide for vesting of at least 20% per year. The 2011 Plan provides that the term of the options shall be no more than 10 years from the date of the grant. Upon termination of employment, all unvested options are cancelled and returned to the 2011 Plan.

Audience, Inc.

Notes to consolidated financial statements (continued)

2011 ESPP.    In September 2011, our board of directors adopted our 2011 Employee Stock Purchase Plan (2011 ESPP), which will be effective upon the completion of the offering. A total of 451,764 shares of our common stock will be made available for sale under the 2011 ESPP. In addition, the 2011 ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each year beginning January 1, 2013 equal to the least of: (i) 1% of the outstanding shares of common stock on the first day of such year; (ii) 249,328 shares of common stock or (iii) such amount determined by the board of directors or its compensation committee. The 2011 ESPP permits participants to purchase common stock at a discount through contributions of up to 15% of their eligible compensation. The 2011 ESPP will be implemented through offering periods of approximately six months in duration. The purchase price of shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Our executive officers and our other employees will be permitted to participate in the 2011 ESPP. The 2011 ESPP will automatically terminate in 2031, unless we terminate it sooner.

A summary of option activity under the 2001 Plan and 2011 Plan is as follows:

		Options outstanding
	Shares available for grant	Number of shares	Weighted average exercise price

Balances at December 31, 2010	42,165	3,697,423	$2.18
Additional shares reserved	2,507,156	—	—
Options granted	(1,210,625)	1,210,625	9.95
Options exercised	—	(186,424)	1.58
Options cancelled	216,471	(216,471)	2.91
Options retired—2001 Plan	(211,189)	—	—

Balances at December 31, 2011	1,343,978	4,505,153	$4.25
Options granted	(313,837)	313,837	13.80
Options exercised	—	(116,144)	2.69
Options cancelled	117,949	(117,949)	3.53
Options retired—2001 plan	(104,105)	—	—

Balances at March 31, 2012 (unaudited)	1,043,985	4,584,897	$4.96

Audience, Inc.

Notes to consolidated financial statements (continued)

Information regarding our options as of December 31, 2010 and 2011 and March 31, 2012 is summarized below:

Options Outstanding at December 31, 2010					Options Exercisable at December 31, 2010
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($'000s)	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($'000s)

$ 0.60 – $ 0.90	856,663	5.3	$0.72		807,969	5.3	$0.71
$ 2.40 – $ 3.00	2,534,204	8.9	2.53		477,123	8.0	2.42
$ 3.30 – $ 3.30	306,556	9.9	3.30		—	—	—

	3,697,423	8.2	2.18	$10,802	1,285,092	6.3	1.35	$4,822

Options Outstanding at December 31, 2011					Options Exercisable at December 31, 2011
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($'000s)	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($'000s)

$ 0.60 – $ 0.90	755,519	4.2	$0.72		753,126	4.2	$0.72
$ 2.40 – $ 3.00	2,285,729	8.0	2.54		1,107,324	7.7	2.48
$ 3.30 – $ 5.10	556,829	9.0	4.24		87,068	9.0	3.69
$ 9.30 – $ 11.70	907,076	9.8	$11.53		198,228	9.8	11.67

	4,505,153	7.8	4.25	$43,005	2,145,746	6.7	2.76	$23,689

Options Outstanding at March 31, 2012 (unaudited)					Options Exercisable at March 31, 2012 (unaudited)
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000s)	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000s)

$ 0.60 – $ 0.90	747,585	3.9	$0.71		747,585	4.0	$0.71
$ 2.40 – $ 3.00	2,116,887	7.7	2.55		1,159,842	7.5	2.49
$ 3.30 – $ 5.10	512,349	8.8	4.25		130,353	8.8	4.29
$ 9.30 – $ 13.80	1,208,076	9.7	12.13		213,085	9.6	11.62

	4,584,897	7.7	4.96	$47,388	2,250,865	6.6	2.87	$27,977

As of December 31, 2010, we had 3,317,345 options expected to vest at a weighted average exercise price of $2.18 per share. At December 31, 2011, we had 4,088,007 options expected to vest at a weighted average exercise price of $4.25 per share. At March 31, 2012, we had 4,190,178 options expected to vest at a weighted average exercise price of $4.96 per share.

We calculated the intrinsic value of options outstanding, exercisable and expected-to-vest options based on the difference between the exercise price and the fair market value of our common stock on

Audience, Inc.

Notes to consolidated financial statements (continued)

the applicable reporting date. The intrinsic value of exercised options was calculated based on the difference between the exercise price and the fair market value of our common stock as of the exercise date.

Options to nonemployees.    As of March 31, 2012, we had granted options to purchase 17,356 shares of common stock to nonemployees, which options had a weighted average exercise price of $2.70 per share. These options were valued on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility between 42% and 60%, risk-free interest rates between 1.39% and 4.27%, zero percent expected dividend yield and the contractual life.

At each reporting date, we revalue any unvested options using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. Changes in the estimated fair value of these options will be recognized as stock-based compensation in the period of the change.

Stock-based compensation expense.    The following table summarizes the components of stock-based compensation expense for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012. We realized no tax benefits due to our current loss position and did not capitalize any amounts as part of inventory as such amounts were insignificant.

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
	(in thousands)
Cost of revenue	$18	$62	$90	$24	$25
Research and development	132	227	416	81	142
Selling, general and administrative	133	258	884	90	370

	$283	$547	$1,390	$195	$537

Valuation Assumptions.    We estimate the fair value of each stock-based award on the date of grant using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility of a selected guideline group of publicly traded companies. The expected term of stock-based awards is based upon the simplified method for estimating expected term. The risk-free rate for the expected term of the stock-based awards is based on the U.S. Treasury Constant Maturity rate. The assumptions used to value awards granted during 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 were as follows:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
Expected term (years)	6.25	6.25	6.25	6.25	6.25
Volatility	43%	42%	39-40%	39%	37%
Risk-free rate	2.07-3.09%	1.39-2.96%	1.17-2.3%	2.3%	1.11%
Dividend yield	—%	—%	—%	—%	—%

Expected term.    Expected term represents the period over which we anticipate stock-based awards to be outstanding. As we have, and expect to undergo significant operational and structural changes in our

Audience, Inc.

Notes to consolidated financial statements (continued)

business, the historical exercise data no longer provides a reasonable basis upon which to estimate expected term. As a result, the expected term of the stock-based awards we granted was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of stock-based award’s weighted average vesting period and its contractual term. We expect to continue using the simplified method until we have sufficient information.

Expected volatility.    The expected volatility was based on the historical stock volatilities of a group of publicly listed guideline companies over a period equal to the expected terms of the options, as we do not have any trading history to use the volatility of our common stock.

Expected dividend yield.    We have never paid cash dividends on our common stock and do not expect to pay dividends on our common stock.

Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury Notes with maturities equal to the award’s expected term.

Fair value of common stock.    The fair value of the shares of common stock underlying the stock-based awards has historically been the responsibility of and determined by our board of directors. The absence of an active market for our common stock required our board of directors to estimate the fair value of common stock for purposes of granting stock-based awards and for determining stock-based compensation expense. In response to these requirements, our board of directors estimated the fair market value of common stock after consideration of all available information including our operating and financial performance, valuation studies by independent third-party valuation consultants, the valuations of comparable companies, the hiring of key personnel, the status of our development and sales efforts, revenue growth, the lack of liquidity of our capital stock and general and industry specific economic outlook and additional objective and subjective factors relating to our business. If different estimates or other assumptions had been used, the valuations would have been different.

The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange.

Forfeiture rate.    We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from that estimated, we may be required to record adjustments to stock-based compensation expense in future periods.

The aggregate intrinsic value of options exercised during 2010, 2011 and the three months ended March 31, 2011 and 2012 was $685,000, $1.2 million, $832,000 and $1.5 million respectively. Cash received from stock option exercises during 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 was $59,000, $374,000, $294,000, $82,000 and $313,000, respectively. Due to our net losses, we did not realize any tax benefits from stock options exercised during 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012.

Audience, Inc.

Notes to consolidated financial statements (continued)

At December 31, 2010 and 2011 and March 31, 2012, we had $2.9 million, $5.2 million and $6.2 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures, related to stock-based awards that we will recognize over a weighted average period of 3.2 years, 2.5 years and 2.4 years, respectively.

11. Borrowings

Line of credit

In July 2009, we entered into a $5.0 million revolving line of credit agreement with Silicon Valley Bank, under which available funds are based on eligible accounts receivable. Under the agreement, if the outstanding amount on any advance becomes greater than 80% of the face amount of the invoice (or 50% against amounts advanced against purchase orders), we are required to pay the difference to the lender. Borrowings under this facility accrue interest at the greater of the prime rate or 4% per annum with a penalty of an additional 0.25% applied each time our cash balance goes below $2.5 million. These rates increase 5% per annum during an event of default. Payment to the lender is generally due when the payment is received on the receivable against which the line has been drawn.

On July 6, 2011, we amended our line of credit agreement with Silicon Valley Bank. Among other changes, the amendment (i) increases our line of credit from $5.0 million to $10.0 million and extends the availability of the line until July 6, 2013; (ii) provides that we may borrow up to $2.0 million (of the $10.0 million total) without reference to the value of our accounts receivable or purchase orders; (iii) changes the applicable interest rate on the line of credit to the following: (a) for prime rate loans, a range from the bank’s prime rate to the prime rate plus 0.35% per annum (the higher rate is applicable if our quick ratio falls below 1.25:1.00), or (b) for LIBOR loans, LIBOR plus 1.75% per annum; and (iv) replaces the credit facility’s financial tests based on net cash balances with a condition that we maintain a quick ratio of at least 1.25:1.00 (used to determine borrowing eligibility and interest rate). The amendment also removed the covenant that we maintain a quick ratio of 1.50:1.00 while equipment loans remain outstanding.

We borrowed $800,000 under our line of credit agreement in December 2009 and we repaid the outstanding balance in April 2010. As of December 31, 2010 and 2011 and March 31, 2012, we had no outstanding borrowings under our line of credit agreement.

Equipment loan

In July 2009, we entered into a $500,000 equipment term loan payable in 36 equal monthly installments of principal plus accrued interest. Interest on the loan accrues at a rate of 6.5% per annum, increasing to 11.5% per annum during an event of a default. Through the termination or repayment of the loan, we were required to maintain a quick ratio of at least 1.50:1.00. This covenant was removed when we amended our credit agreement with Silicon Valley Bank in July 2011.

The balance remaining as of December 31, 2010 and 2011 and March 31, 2012 was $240,000, $103,000 and $69,000, respectively. After repayment, no equipment loan advance may be reborrowed. Maturities of the outstanding balance were as follows: $103,000 in 2012.

Audience, Inc.

Notes to consolidated financial statements (continued)

12. Segment and geographic information

We operate in one reportable segment related to the selling and marketing of voice and audio processors and licensing of processor IP for use in mobile devices. We have identified our president and chief executive officer as the Chief Operating Decision Maker (CODM), who manages our operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information accompanied by information by customer and by product.

For all periods presented, substantially all of our revenue was generated in Asia. Since our OEMs market and sell their products worldwide, our revenue by geographic location is not necessarily indicative of the geographic distribution of mobile device sales, but rather of where the mobile devices are manufactured. Our revenue is therefore based on the country or region in which our OEMs or their CMs issue their purchase orders to us. Revenue percentages for the geographic regions reported below were based upon customer headquarters’ locations. The following is a summary of the geographic information related to revenue for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012

				(unaudited)
China	36%	88%	77%	95%	24%
Japan	1	2	—	—	—
Korea	62	10	23	5	37
United States	—	—	—	—	38
Other	1	—	—	—	1

Total	100%	100%	100%	100%	100%

As of December 31, 2010 and 2011 and March 31, 2012, substantially all of our long-lived tangible assets were located in the United States.

13. Reverse stock split

In April 2012, our board of directors and stockholders approved a one-for-30 reverse split of our outstanding common and preferred stock that was effected on April 25, 2012. All share and per share information included in the accompanying financial statements and notes thereto have been adjusted to reflect this reverse stock split.

14. Subsequent events

We performed an evaluation of subsequent events through April 25, 2012.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us for the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fees and The NASDAQ Global Select Market listing fee.

SEC registration fee	$11,113
FINRA filing fee	10,198
NASDAQ Global Select Market listing fee	125,000
Printing and engraving expenses	135,000
Legal fees and expenses	2,100,000
Accounting fees and expenses	1,100,000
Blue sky fees and expenses	15,000
Custodian and transfer agent fees	13,000
Miscellaneous fees and expenses	290,689

Total	$3,800,000

Item 14. Indemnification of directors and officers.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation will also provide that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our amended and restated bylaws will provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws will also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, providing for indemnification by the underwriters of our directors and officers against limited liabilities. In addition, Section 1.10 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification by us of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15. Recent sales of unregistered securities.

Since January 1, 2009, we have issued the following securities that were not registered under the Securities Act:

(1)	Sales of preferred stock

•

In February 2009 and April 2009, we issued 2,926,332 shares of Series D preferred stock to eight accredited investors at a price of $5.133 per share for aggregate gross proceeds of approximately $15,020,887.

•

In February 2010 and March 2010, we issued 4,135,584 shares of Series E preferred stock to 14 accredited investors at a price of $3.666 per share for aggregate gross proceeds of approximately $15,161,075.

(2)	Issuance of options and common stock

•

From January 1, 2009 through March 31, 2012, we issued and sold an aggregate of 670,714 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant’s 2001 Plan and 2011 Plan at exercise prices ranging from $0.60 to $11.70 per share, for an aggregate consideration of $1.0 million.

•

From January 1, 2009 through March 31, 2012, we granted direct issuances or stock options to purchase an aggregate of 4,243,593 shares of our common stock at exercise prices ranging from $2.40 to $13.80 per share to employees, consultants, directors and other service providers under our 2001 Plan and 2011 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof with respect to item (1) above and Rule 701 thereunder with respect to item (2) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of this offering.

3.1.1	Certificate of Incorporation of the Registrant in effect before completion of this offering.

3.2*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

3.2.1*	Bylaws of the Registrant in effect before completion of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2*	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank dated July 31, 2009.

4.3*	Amended and Restated Investors’ Rights Agreement dated February 3, 2010, by and among the Registrant and certain stockholders of the Registrant.

4.3.1*	Amendment to the Amended and Restated Investors’ Rights Agreement dated June 24, 2011, by and among the Registrant and certain stockholders of the Registrant.

4.3.2	Amendment Number Two to the Amended and Restated Investor Rights Agreement dated April 17, 2012, by and among the Registrant and certain stockholders of the Registrant.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement for directors and executive officers.

10.2*	2001 Stock Plan, as amended, and form of agreements used thereunder.

10.3*	2011 Equity Incentive Plan, as amended, and form of agreements used thereunder.

10.4*	Amended and Restated 2011 Equity Incentive Plan.

10.5*	2011 Employee Stock Purchase Plan and form of agreements used thereunder.

10.6*	440 Clyde Avenue Lease Agreement by and between the Registrant and 440 Clyde Avenue Associates, LLC dated October 2, 2008.

10.6.1*	450 Clyde Avenue Lease Agreement by and between the Registrant and 440 Clyde Avenue Associates, LLC dated December 20, 2010.

10.7*	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated July 31, 2009.
10.7.1*	First Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated December 4, 2009.

10.7.2*	Second Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated August 17, 2010.

10.7.3*	Third Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated July 6, 2011.

10.8*	Severance Agreement by and between the Registrant and Lloyd Watts dated August 30, 2011.

10.9*	Separation Agreement and Release by and between the Registrant and James L. Lau dated November 5, 2011.

Exhibit number	Description

10.10*	Change of Control Severance Agreement by and between the Registrant and Peter B. Santos dated December 31, 2011.

10.11*	Change of Control Severance Agreement by and between the Registrant and Kevin S. Palatnik dated January 9, 2012.

10.12*	Form of Change of Control Severance Agreement by and between the Registrant and each of Andrew J. Keane, Robert H. Schoenfield and Thomas Spade.

10.13+	Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated August 6, 2008.

10.13.1+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated August 6, 2008.

10.13.2+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated December 19, 2008.

10.13.3+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated March 26, 2010.

10.13.3.1+	Amendment No. 1 to the Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated March 15, 2012.

10.13.4+	Amendment No. 1 to the Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated December 22, 2010.

10.14*	2012 Executive Incentive Compensation Plan.

10.15*	Sublease by and between the Registrant and Zynga Inc. dated March 16, 2012.

21.1*	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24*	Power of Attorney.

†	To be filed by amendment.
*	Previously filed.
+	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

(b)  Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 27th day of April 2012.

Audience, Inc.

By:	/S/ PETER B. SANTOS
Peter B. Santos
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates shown:

Signature	Title	Date

/s/ PETER B. SANTOS Peter B. Santos	President, Chief Executive Officer and Director (Principal Executive Officer)	April 27, 2012

/s/ KEVIN S. PALATNIK Kevin S. Palatnik	Chief Financial Officer (Principal Financial and Accounting Officer)	April 27, 2012

* Forest Baskett	Director	April 27, 2012

* Marvin D. Burkett	Director	April 27, 2012

* Barry L. Cox	Director	April 27, 2012

* Rich Geruson	Director	April 27, 2012

* Mohan S. Gyani	Chairman and Director	April 27, 2012

* George A. Pavlov	Director	April 27, 2012

*By:	/s/ KEVIN S. PALATNIK
Kevin S. Palatnik
Attorney-in-Fact

Exhibit index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of this offering.
3.1.1	Certificate of Incorporation of the Registrant in effect before completion of this offering.
3.2*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.
3.2.1*	Bylaws of the Registrant in effect before completion of this offering.
4.1†	Form of Common Stock Certificate of the Registrant.
4.2*	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank dated July 31, 2009.
4.3*	Amended and Restated Investors’ Rights Agreement dated February 3, 2010, by and among the Registrant and certain stockholders of the Registrant.
4.3.1*	Amendment to the Amended and Restated Investors’ Rights Agreement dated June 24, 2011, by and among the Registrant and certain stockholders of the Registrant.
4.3.2	Amendment Number Two to the Amended and Restated Investors’ Rights Agreement dated April 17, 2012, by and among the Registrant and certain stockholders of the Registrant.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement for directors and executive officers.
10.2*	2001 Stock Plan, as amended, and form of agreements used thereunder.
10.3*	2011 Equity Incentive Plan, as amended, and form of agreements used thereunder.
10.4*	Amended and Restated 2011 Equity Incentive Plan.
10.5*	2011 Employee Stock Purchase Plan and form of agreements used thereunder.
10.6*	440 Clyde Avenue Lease Agreement by and between the Registrant and 440 Clyde Avenue Associates, LLC dated October 2, 2008.
10.6.1*	450 Clyde Avenue Lease Agreement by and between the Registrant and 440 Clyde Avenue Associates, LLC dated December 20, 2010.
10.7*	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated July 31, 2009.
10.7.1*	First Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated December 4, 2009.
10.7.2*	Second Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated August 17, 2010.
10.7.3*	Third Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated July 6, 2011.
10.8*	Severance Agreement by and between the Registrant and Lloyd Watts dated August 30, 2011.
10.9*	Separation Agreement and Release by and between the Registrant and James L. Lau dated November 5, 2011.
10.10*	Change of Control Severance Agreement by and between the Registrant and Peter B. Santos dated December 31, 2011.
10.11*	Change of Control Severance Agreement by and between the Registrant and Kevin S. Palatnik dated January 9, 2012.

Exhibit number	Description

10.12*	Form of Change of Control Severance Agreement by and between the Registrant and each of Andrew J. Keane, Robert H. Schoenfield and Thomas Spade.

10.13+	Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated August 6, 2008.

10.13.1+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated August 6, 2008.

10.13.2+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated December 19, 2008.

10.13.3+	Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated March 26, 2010.

10.13.3.1+	Amendment No. 1 to the Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated March 15, 2012.

10.13.4+	Amendment No. 1 to the Statement of Work under the Master Development and Supply Agreement by and between the Registrant and Apple Inc. dated December 22, 2010.

10.14*	2012 Executive Incentive Compensation Plan.

10.15*	Sublease by and between the Registrant and Zynga Inc. dated March 16, 2012.

21.1*	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24*	Power of Attorney.

†	To be filed by amendment.
*	Previously filed.
+	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.